UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS TO FORM 6-K

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

Effective July 1, 2014, we integrated BTMU’s operations in the Americas region with the operations of UnionBanCal Corporation, or UNBC, which is a wholly owned subsidiary of BTMU, and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation,” or MUAH. Union Bank, N.A., which is MUAH’s principal subsidiary, was also renamed “MUFG Union Bank, N.A.,” or MUB, effective the same day. Throughout this Report, the new corporate names, MUAH and MUB are used in place of UNBC and Union Bank, respectively.

Summary of Our Recent Financial Results

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥838.3 billion for the six months ended September 30, 2014, an increase of ¥455.0 billion from ¥383.3 billion for the six months ended September 30, 2013. Our diluted earnings per common share (earnings applicable to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2014 was ¥58.35, an increase of ¥32.25 from ¥26.10 for the six months ended September 30, 2013. Income before income tax expense for the six months ended September 30, 2014 was ¥1,274.0 billion, an increase of ¥743.6 billion from ¥530.4 billion for the six months ended September 30, 2013. Our business and results of operations, as well as our assets and liabilities, are heavily influenced by trends in economic conditions particularly in Japan, which slowed down with negative gross domestic product, or GDP, growth during the six months ended September 30, 2014, after the increase in the consumption tax rate in April 2014. Interest rates remained low under the Bank of Japan’s monetary policy during the six months ended September 30, 2014, while the Japanese stock market improved during the latter half of the six-month period, as the Japanese yen depreciated against the U.S. dollar as economic conditions continued to gradually improve and interest rates rose in the United States. Our results of operations for the six months ended September 30, 2014 were also affected by declining interest rates in Europe in anticipation of further monetary easing by the European Central Bank, or ECB, which caused the value of euro-denominated bonds to significantly increase, resulting in higher net trading account profits, partially offset by a worsening of net foreign exchange losses attributable to the appreciation of the Japanese yen against the Euro.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2013	2014
	(in billions, except per share data)
Net interest income	¥966.4	¥1,101.4
Credit for credit losses	60.2	68.1
Non-interest income	693.5	1,432.8
Non-interest expense	1,189.7	1,328.3
Income before income tax expense	530.4	1,274.0
Net income before attribution of noncontrolling interests	431.0	864.0
Net income attributable to Mitsubishi UFJ Financial Group	383.3	838.3
Diluted earnings per common share—earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	26.10	58.35

Our net income attributable to Mitsubishi UFJ Financial Group mainly reflects the following:

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income for the six months ended September 30, 2014 was ¥1,101.4 billion, an increase of ¥135.0 billion from ¥966.4 billion for the six months ended September 30, 2013. The increase in net interest income was primarily attributable to an increase in interest income reflecting larger volumes of domestic and foreign loans, partially offset by a smaller increase in interest expense mainly reflecting increased volumes of domestic and foreign interest-bearing deposits. The average interest rate spread increased 0.03 percentage points to 0.93% for the six months ended September 30, 2014 from 0.90% for the six months ended September 30, 2013. The average interest rate on foreign interest-earning assets increased 0.28 percentage points, mainly reflecting higher interest rates on foreign loans, trading account assets and investment securities. The average interest rate on foreign interest-bearing liabilities increased 0.10 percentage points, mainly reflecting higher short-term interest rates in the U.S. market primarily as a result of the tapering of the quantitative monetary easing program by the Federal Reserve Board, or FRB. However, the average interest rate spread on domestic activities declined since the average interest rate on interest-earning assets declined as interest rates continued to decline in Japan and competition further intensified in the domestic loan market, while the average interest rate on interest-bearing liabilities remained at near-zero levels.

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013		2014
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥133,873.2	0.90%	¥142,428.9	0.82%
Foreign	72,980.3	1.73	84,150.0	2.01

Total	¥206,853.5	1.19%	¥226,578.9	1.26%

Financed by:
Interest-bearing liabilities:
Domestic	¥139,238.0	0.18%	¥146,635.7	0.17%
Foreign	45,064.0	0.64	54,943.5	0.74

Total	184,302.0	0.29	201,579.2	0.33
Non-interest-bearing liabilities	22,551.5	—	24,999.7	—

Total	¥206,853.5	0.26%	¥226,578.9	0.29%

Interest rate spread		0.90%		0.93%
Net interest income as a percentage of total interest-earning assets		0.93%		0.97%

Provision (credit) for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. When there is an improvement in asset quality, credit for credit losses is recorded to reduce the allowance for credit losses to an appropriate level. For the six months ended September 30, 2014, we recorded credit for credit losses of ¥68.1 billion, compared to credit for credit losses of ¥60.2 billion for the same period of the previous fiscal year. For details of the provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions,

•

foreign exchange gains (losses)—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) on other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or other financial instruments, and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities but are classified as trading accounts due to the application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities, or VIEs, that are classified as trading account securities.

Of the two categories, trading purpose activities represent a larger portion of our trading account profits for the six months ended September 30, 2014,

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on available-for-sale securities,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees,

•	gains (losses) on sales of loans—net, which include net gains (losses) on sales of loans which in many cases are non-performing loans, and

•	other non-interest income.

The following table is a summary of our non-interest income for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Fees and commissions income	¥639.4	¥672.1
Foreign exchange losses—net	(35.7)	(43.0)
Trading account profits (losses)—net	(192.1)	562.5
Investment securities gains—net	130.0	63.2
Equity in earnings of equity method investees—net	87.2	121.5
Other non-interest income	64.7	56.5

Total non-interest income	¥693.5	¥1,432.8

Fees and commissions income for the six months ended September 30, 2014 was ¥672.1 billion, an increase of ¥32.7 billion mainly due to advisory fees received for a large-scale structured finance project and higher fees charged for domestic retail banking transactions conducted through channels operated by third-party business partners, and larger volumes of insurance products sold by our banking subsidiaries as agent for insurance companies. The increase also reflected higher fees and commissions relating to our credit card business mainly attributable to the positive impact of the consolidation of Bank of Ayudhya Public Company Limited, or Krungsri, while fees and commissions on our securities business decreased mainly due to lower transaction volumes.

Net foreign exchange losses for the six months ended September 30, 2014 were ¥43.0 billion, compared to ¥35.7 billion for the six months ended September 30, 2013. Our banking subsidiaries recorded larger losses on currency swap contracts and paid higher currency option premiums. In addition, while the Japanese yen depreciated against the U.S. dollar, the appreciation of the Japanese yen against the Euro and other currencies caused a decline in the Japanese yen values of securities denominated in Euro or such other currencies under the fair value option. These losses were partially offset by the positive effect of the stronger Japanese yen on the transaction losses on the translation into Japanese yen of monetary liabilities denominated in Euro or such other currencies.

Net trading account profits for the six months ended September 30, 2014 were ¥562.5 billion, compared to ¥192.1 billion of net trading account losses for the six months ended September 30, 2013. This improvement was mainly due to an improvement of ¥630.7 billion in net profits on trading account securities, excluding derivatives, resulting from an increase in the value of foreign debt securities under the fair value option, reflecting the general decrease in interest rates in the Eurozone, including Germany and France, in anticipation of further monetary easing by the ECB, and also due to an improvement of ¥123.9 billion of net profits on derivative contracts reflecting an increase in net profits from a net receive position in interest rate swaps, taking advantage of lower interest rates in Japan.

Net investment securities gains for the six months ended September 30, 2014 were ¥63.2 billion, compared to ¥130.0 billion for the six months ended September 30, 2013. This was mainly due to decreases in net gains on sales of available-for-sale marketable equity securities and debt securities reflecting reduced volumes of sales transactions in exchange traded funds, or ETFs, and Japanese government bonds, compared to those for the six months ended September 30, 2013, when we decreased our holdings of these securities as part of our asset and liability management and interest rate risk management strategies.

Net equity in earnings of equity method investees for the six months ended September 30, 2014 was ¥121.5 billion, compared to ¥87.2 billion for the same period of the previous fiscal year, reflecting an increase of ¥37.2 billion in equity in earnings of Morgan Stanley.

Non-interest expense.    Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan,

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges,

•

provision for repayment of excess interest, which includes the amount of money reserved for the estimated amount of repayment of excess interest payments received in our consumer finance and credit card subsidiaries,

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of its fair value, and

•	other non-interest expenses.

The following table is a summary of our non-interest expense for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Salaries and employee benefits	¥496.8	¥534.9
Occupancy expenses—net	78.6	82.6
Fees and commission expenses	111.4	118.5
Outsourcing expenses, including data processing	105.1	121.6
Depreciation of premises and equipment	49.4	54.5
Amortization of intangible assets	99.6	107.3
Impairment of intangible assets	0.1	0.1
Insurance premiums, including deposit insurance	50.4	57.2
Communications	24.9	26.7
Taxes and public charges	34.5	47.6
Other non-interest expenses	138.9	177.3

Total non-interest expense	¥1,189.7	¥1,328.3

Non-interest expense for the six months ended September 30, 2014 was ¥1,328.3 billion, an increase of ¥138.6 billion from ¥1,189.7 billion for the six months ended September 30, 2013. This increase was mainly attributable to an increase in salaries and employee benefits as well as an increase in other non-interest expenses, reflecting $315 million, or ¥34.5 billion, of provision for a liability recorded in anticipation of a monetary payment to the New York Department of Financial Services, or DFS, which payment was made in November 2014. See “Recent Developments.”

Core Business Areas

We operate our main businesses under an integrated business group system, and we treat each integrated business group as a business segment. Under this system, the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries are integrated into the following five integrated business groups—Retail, Corporate, Trust Assets, Global, and Global Markets. In addition to these five integrated business groups, Krungsri, our banking subsidiary in Thailand, is treated as a business segment. Operations that are not covered under the integrated business group system and Krungsri, as well as the elimination of duplicated amounts of net revenues among business segments, are classified under “Other.”

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices, except for Krungsri for which the business segment information is based on financial information prepared in accordance with Thai Financial Reporting Standards. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. For a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2014 of the five integrated business groups, Krungsri and other based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total

				Other than MUAH	MUAH	Total
	(in billions)
Net revenue	¥636.7	¥462.6	¥81.7	¥303.6	¥184.9	¥488.5	¥98.9	¥319.9	¥0.1	¥2,088.4
Operating expenses	478.6	220.5	49.0	168.7	123.4	292.1	51.6	92.3	117.3	1,301.4

Operating profit (loss)	¥158.1	¥242.1	¥32.7	¥134.9	¥61.5	¥196.4	¥47.3	¥227.6	¥(117.2)	¥787.0

Summary of Our Recent Financial Condition

The following table presents some key asset figures:

	March 31, 2014	September 30, 2014
	(in trillions)
Total assets	¥253.66	¥260.01
Net loans	109.18	110.25
Loans, net of unearned income, unamortized premiums and deferred loan fees	110.28	111.19
Allowance for credit losses	(1.10)	(0.94)
Investment securities	55.33	55.37
Available-for-sale securities	51.89	51.17
Held-to-maturity securities	2.71	3.46
Trading account assets	40.65	39.14
Trading securities	28.84	25.68
Trading derivative assets	11.81	13.46
Interest-earning deposits in other banks	20.50	28.53

Total assets as of September 30, 2014 were ¥260.01 trillion, an increase of ¥6.35 trillion from ¥253.66 trillion as of March 31, 2014.

Total loans outstanding as of September 30, 2014 were ¥111.19 trillion, an increase of ¥0.91 trillion from ¥110.28 trillion as of March 31, 2014. The average total balance of loans increased ¥9.80 trillion to ¥110.28 trillion for the six months ended September 30, 2014 from ¥100.48 trillion for the same period of the previous fiscal year. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2014 consisted of ¥69.25 trillion of domestic loans and ¥42.19 trillion of foreign loans. Between March 31, 2014 and September 30, 2014, domestic loans decreased ¥1.28 trillion, while foreign loans increased ¥2.18 trillion. The decrease in domestic loans was primarily due to decreases in our loans outstanding to central government institutions. The increase in foreign loans was mainly due to an increase in demand for loans in the United States and Asia as well as the appreciation of the relevant foreign currencies against the Japanese yen.

The total allowance for credit losses as of September 30, 2014 was ¥940.9 billion, compared to ¥1,094.4 billion as of March 31, 2014. This was primarily due to a decrease in allowance for credit losses provided for loans individually evaluated for impairment in Japan, which reflected the upgrading of the internal borrower ratings of some large borrowers whose financial condition and prospects improved, as well as collections and sales of some of our impaired loans. The total allowance for credit losses represented 0.85% of our total loan portfolio as of September 30, 2014, a decrease of 0.14 percentage points from 0.99% as of March 31, 2014.

Total investment securities increased to ¥55.37 trillion as of September 30, 2014 from ¥55.33 trillion as of March 31, 2014, primarily due to an increase of ¥0.75 trillion in held-to-maturity securities, partially offset by a decrease of ¥0.72 trillion in available-for-sale securities. The increase in held-to-maturity securities mainly resulted from purchases of Japanese government bonds. The decrease in available-for-sale securities was mainly due to sales of Japanese government bonds, partially offset by an increase in the fair value of marketable equity securities.

Trading account assets as of September 30, 2014 were ¥39.14 trillion, a decrease of ¥1.51 trillion from ¥40.65 trillion as of March 31, 2014. This decrease reflected a decrease of ¥3.16 trillion in trading securities, particularly Japanese government bonds and U.S. dollar-denominated bonds, offset in part by an increase of ¥1.65 trillion in trading derivative assets, particularly interest rate swaps.

Interest-earning deposits in other banks as of September 30, 2014 were ¥28.53 trillion, an increase of ¥8.03 trillion from ¥20.50 trillion as of March 31, 2014 mainly due to increased interest-earning deposits with the Bank of Japan by our banking subsidiaries.

The following table presents some key liability figures:

	March 31, 2014	September 30, 2014
	(in trillions)
Total liabilities	¥240.91	¥246.50
Total deposits	162.52	163.64
Domestic	121.51	122.15
Overseas	41.01	41.49
Short-term borrowings	42.06	41.02
Trading account liabilities	11.98	14.19
Long-term debts	14.50	17.95

Total liabilities as of September 30, 2014 were ¥246.50 trillion, an increase of ¥5.59 trillion from ¥240.91 trillion as of March 31, 2014.

Total deposits as of September 30, 2014 were ¥163.64 trillion, an increase of ¥1.12 trillion from ¥162.52 trillion as of March 31, 2014. Of the ¥1.12 trillion increase, ¥0.64 trillion was attributable to our domestic offices, and ¥0.48 trillion to our foreign offices.

Trading account liabilities as of September 30, 2014 were ¥14.19 trillion, an increase of ¥2.21 trillion from ¥11.98 trillion as of March 31, 2014. The increase was mainly due to an increase in the negative fair value of currency swaps.

Short-term borrowings decreased ¥1.04 trillion to ¥41.02 trillion as of September 30, 2014 from ¥42.06 trillion as of March 31, 2014, mainly due to a decrease in payables under repurchase agreements, partially offset by an increase in payables under securities lending transactions.

Long-term debts as of September 30, 2014 were ¥17.95 trillion, an increase of ¥3.45 trillion from ¥14.50 trillion as of March 31, 2014, primarily due to an increase in borrowings from the Bank of Japan and an increase in bond issuances.

Shareholders’ Equity

The following table presents some key shareholders’ equity figures:

	March 31, 2014	September 30, 2014
	(in trillions)
Shareholders’ equity	¥12.21	¥12.97
Capital Surplus	6.36	5.97
Retained earnings	2.40	3.10
Net unrealized gains on investment securities, net of tax	1.27	1.70

Shareholders’ equity as of September 30, 2014 was ¥12.97 trillion, an increase of ¥0.76 trillion from ¥12.21 trillion as of March 31, 2014.

Capital surplus as of September 30, 2014 was ¥5.97 trillion, a decrease of ¥0.39 trillion from ¥6.36 trillion as of March 31, 2014. This decrease was mainly due to the acquisition of the outstanding shares of preferred stock. See “Recent Developments.”

Retained earnings as of September 30, 2014 were ¥3.10 trillion, an increase of ¥0.70 trillion from ¥2.40 trillion as of March 31, 2014, reflecting the net income of our banking and securities subsidiaries for the six months ended September 30, 2014. We raised our semi-annual interim dividend to ¥9.0 per share of common stock for the six months ended September 30, 2014, and also plan to pay a year-end dividend of ¥9.0 per share of common stock for the six months ending March 31, 2015.

Net unrealized gains on investment securities, net of tax, as of September 30, 2014 were ¥1.70 trillion, an increase of ¥0.43 trillion from ¥1.27 trillion as of March 31, 2014, mainly due to favorable price movements in the equity market in Japan.

Capital Ratio

The following tables present our risk-adjusted capital ratio in accordance with Basel III as of March 31, 2014 and September 30, 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Japanese Financial Service Agency, or FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 (minimum capital ratios required: 4.00%)

	March 31, 2014	September 30, 2014
MUFG (consolidated)	11.25%	10.97%
BTMU (consolidated)	11.05	10.72
BTMU (stand-alone)	11.88	11.57
MUTB (consolidated)	14.21	14.98
MUTB (stand-alone)	13.72	14.29

Tier 1 Capital (minimum capital ratios required: 5.50%)

	March 31, 2014	September 30, 2014
MUFG (consolidated)	12.45%	12.21%
BTMU (consolidated)	12.21	11.95
BTMU (stand-alone)	13.74	13.30
MUTB (consolidated)	14.76	15.54
MUTB (stand-alone)	14.37	14.95

Total Capital (minimum capital ratios required: 8.00%)

	March 31, 2014	September 30, 2014
MUFG (consolidated)	15.53%	15.39%
BTMU (consolidated)	15.57	15.41
BTMU (stand-alone)	17.52	17.12
MUTB (consolidated)	18.38	19.72
MUTB (stand-alone)	18.51	19.61

As of September 30, 2014, our management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Business Environment

Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

Economic Environment in Japan

During the six months ended September 30, 2014, Japan’s economic recovery slowed with negative GDP growth. Private spending declined after the Abe administration increased the consumption tax rate from 5% to 8% in April 2014 and consumer prices rose. Long-term interest rates were under downward pressure while short-term interest rates remained at near zero levels during the six-month period. The stock market’s upward trend weakened for most of the six-month period but regained momentum in September 2014 as the Japanese yen depreciated against the U.S. dollar while appreciating against the Euro. There remains significant uncertainty surrounding the future of the Japanese economy despite the economic stimulus measures implemented by the Japanese government and the Bank of Japan, including the decision made in November 2014 to postpone the effective date of the additional increase in the consumption tax rate from 8% to 10% from October 2015 to April 2017.

In October 2014, the Bank of Japan further expanded its anti-deflation monetary measures under the “quantitative and qualitative monetary easing” policy, which included:

•	money market operations with an aim to increase Japan’s monetary base by approximately ¥80 trillion per annum (representing an addition of about ¥10 trillion to ¥20 trillion to the previous target),

•	market purchases of Japanese government bonds with an aim to increase the Bank of Japan’s aggregate holding of such bonds by approximately ¥80 trillion per annum (representing an addition of about ¥30 trillion to the previous target) and shifting the target average remaining maturity of the bonds purchased by the Bank of Japan to approximately seven to ten years (representing an increase of about three years from the previous target), and

•

purchases of ETFs and Japanese real estate investment trusts with an aim to increase the Bank of Japan’s aggregate holdings of such funds and trusts by about ¥3 trillion per annum (representing an increase of three times the previous target) and ¥90 billion per annum (representing an increase of three times the previous target), respectively.

As the Bank of Japan continued to supply cash to the market through its purchase of Japanese government bonds, interest rates remained low and the Japanese yen depreciated against the U.S. dollar, contributing to increases in stock prices and real estate purchases.

The following table sets forth the growth rates of Japan’s real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)
	2011	2012				2013				2014
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	0.1	1.1	(0.4)	(0.5)	(0.2)	1.5	0.7	0.4	(0.4)	1.4	(1.7)	(0.5)
Private Consumption	0.5	0.6	0.7	(0.4)	0.1	1.3	0.8	0.3	(0.1)	2.2	(5.1)	0.4
Private Residential Investment	(2.5)	(2.1)	4.7	2.5	0.9	1.0	2.2	4.3	2.2	2.3	(10.0)	(6.8)
Private Non-Residential Investment	8.0	(3.0)	0.7	(1.2)	(0.6)	(0.9)	2.5	0.5	1.0	6.2	(4.7)	(0.4)
Government Consumption	0.3	1.2	(0.4)	0.4	0.7	0.8	0.6	(0.1)	0.1	(0.3)	0.3	0.3
Public Investment	(4.8)	9.5	(1.3)	(3.3)	(0.1)	4.6	3.1	5.1	1.6	(2.7)	0.9	1.4
Exports	(3.1)	2.8	(0.5)	(4.0)	(3.2)	4.2	3.0	(0.6)	0.2	6.4	(0.5)	1.3
Imports	1.7	2.0	1.8	(0.7)	(2.0)	1.0	2.3	1.7	3.7	6.2	(5.4)	0.7

Source: Cabinet Office, Government of Japan

Japan’s GDP recorded a negative growth of 1.7% in the quarter ended June 30, 2014, reflecting weaker private spending and investments after the increase in the consumption tax rate in April 2014. Additional factors, including unexpectedly long periods of heavy rains particularly in the western regions of Japan, negatively impacted Japan’s economic growth in the quarter ended September 30, 2014. Private investments were adversely affected particularly in the electronics and communications device manufacturing industry and the financial and insurance industry during the quarter ended June 30, 2014, and the automobile and electronics and communications device manufacturing industries during the quarter ended September 30, 2014. On the other hand, during the two quarters ended September 30, 2014, government consumption grew mainly due to larger social welfare expenditures, including spending for medical and nursing care services, and public investment also increased under the supplemental budget passed in February 2014. Both exports and imports decreased in the quarter ended June 30, 2014, particularly in the electronics and communications device industry, and grew in the quarter ended September 30, 2014.

In December 2014, following the general election, the Abe administration introduced a supplemental budget of ¥3.5 trillion aiming to revitalize the Japanese economy by focusing on the following four areas: support of households and companies, stimulation of regional economies in Japan, recovery from natural disasters including the 2011 East Japan Earthquake, and measures to recreate a stable and virtuous cycle of activities within the Japanese economy.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year (Unit: %)
	2013			2014
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Consumer Price Index	1.1	1.5	1.6	1.4	1.5	1.6	3.4	3.7	3.6	3.4	3.3	3.2	2.9	2.4

Source: Ministry of Internal Affairs and Communications of Japan

The following table sets forth Japan’s nationwide unemployment rates for the period indicated:

	Calendar Year (Unit: %)
	2011	2012				2013				2014
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Unemployment Rate	4.3	4.5	4.6	4.3	4.0	4.3	4.2	4.0	3.7	3.7	3.7	3.6

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s nationwide unemployment rate was 3.5% for each of October and November 2014.

The Bank of Japan has sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy in recent periods. Long-term interest rates remained under downward pressure in recent periods with some fluctuations during the six months ended September 30, 2014 due to such factors as the economic conditions of the United States, Eurozone countries and China, including interest rate fluctuations, geopolitical issues in Ukraine, the Middle East, Scotland, Hong Kong and Africa, and the slowdown of Japan’s economic growth.

The following chart shows the interest rate trends in Japan since April 2013:

Source: Bank of Japan

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was generally on an upward trend during the six months ended September 30, 2014, with the average fluctuating between approximately ¥14,000 and ¥15,500 from April 2014 to August 2014 and increasing to an intra-day high of ¥16,374.14 on September 25, 2014 as the Japanese yen depreciated against the U.S. dollar. The Nikkei Stock Average remained on a rising trend for the rest of the calendar year 2014 while the Japanese yen remained weak against the U.S. dollar as the Bank of Japan expanded its anti-deflation monetary measures and the Abe administration postponed the additional increase in the consumption tax rate. The trend reversed in early January 2015 when lower oil prices and geopolitical events in Europe turned investors away from riskier financial products. The Tokyo Stock Price Index, generally referred to as TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, has followed similar trends since April 2014.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2013:

The Japanese yen remained around ¥102 to the U.S. dollar from April 2014 to mid-August 2014. The Japanese yen depreciated against the U.S. dollar for the remainder of the six months ended September 30, 2014, as the market expectation for further monetary easing by the Bank of Japan increased. Following a slight appreciation of the Japanese yen against the U.S. dollar in early October 2014, the Japanese yen depreciated further, reaching an intra-day high of ¥121.85 to the U.S. dollar on December 8, 2014, after the announcement of strong U.S. GDP statistics together with the FRB’s decision to end the quantitative easing program and the announcement of the Bank of Japan’s additional anti-deflation monetary measures. The trend reversed in early January 2015 when the Japanese yen appreciated against other major currencies as oil prices declined and concerns over geopolitical events in Europe grew.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2013:

Source: Bank of Japan

The Japanese yen was on an appreciating trend against the Euro for most of the six months ended September 30, 2014. The Japanese yen was above ¥142 to the Euro at the beginning of the six-month period and reached an intraday-low of ¥135.73 to the Euro on August 8, 2014, as economic conditions in the Eurozone, including Germany, weakened due to such factors as the European Union’s decision to reduce exports to Russia, heightening the expectation for the ECB to implement additional monetary easing measures. The Japanese yen depreciated against the Euro in November and December 2014 to nearly ¥150 to the Euro as the Japanese yen was sold against other major currencies following the Bank of Japan’s announcement of the additional anti-deflation measures in October 2014. The trend reversed in early January 2015.

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined 1.2% between July 1, 2013 and July 1, 2014. The average commercial land price in Japan also declined 1.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.5% between July 1, 2013 and July 1, 2014, while the average commercial land price in those areas increased 1.7% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 1.8% between July 1, 2013 and July 1, 2014, and the average commercial land price also declined 2.2% during the same period.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from April 2014 to September 2014 was 4,750, a decrease of 10.7% from the same period of the previous year. The decrease was mainly due to the positive effects of the increase in public works projects as part of the Japanese government’s economic stimulus measures and the temporary increase in private investments before the increase in the consumption tax rate in April 2014. Higher exports also contributed to the decrease in the number of bankruptcies in the manufacturing and wholesale sectors. The number of companies that filed for legal bankruptcy with debt exceeding ¥10 billion in Japan in the six months ended September 30, 2014 was five, and the number has since remained low. As a percentage of the total number of legal bankruptcy filings made in the six months ended September 30, 2014, the number of such filings made by businesses that are either unincorporated or capitalized at less than ¥10 million was 57.9%, which was comparable to recent periods. The aggregate amount of liabilities subject to bankruptcy filings, excluding financial institutions’ bankruptcy filings, from April 2014 to September 2014 was approximately ¥0.91 trillion, a decrease of ¥0.84 trillion, or 47.9%, compared to the same period of the previous year.

International Financial Markets

During the six months ended September 30, 2014, the U.S. economy demonstrated signs of continued recovery with improved labor and income statistics and increased private consumption. The Eurozone economy generally remained stagnant during the same period with continuing economic difficulties in some European peripheral countries, high levels of bad loans held by banks and growing geopolitical concerns. The Asian economy experienced moderate growth with increased exports to developed countries and strong domestic demand, which were partially offset by the negative impact of the shift in China’s economic policy from focusing on rapid growth to achieving sustainable growth.

U.S. Economy

The U.S. economy demonstrated signs of continued improvement during the six months ended September 30 2014, with positive GDP growth mainly driven by stronger personal consumption, which reflected higher stock prices. The FRB has ended its quantitative easing program but maintained its zero-interest rate policy.

The following table sets forth the growth rates of U.S. real GDP and its components on a quarter-on-quarter basis for the period indicated:

	Calendar Year (Unit: %)
	2011	2012				2013				2014
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	4.6	2.3	1.6	2.5	0.1	2.7	1.8	4.5	3.5	(2.1)	4.6	5.0
Personal Consumption Expenditures	1.4	2.8	1.3	1.9	1.9	3.6	1.8	2.0	3.7	1.2	2.5	3.2
Gross Private Domestic Investment	32.1	6.9	5.8	1.6	(5.3)	7.6	6.9	16.8	3.8	(6.9)	19.1	7.2
Fixed Investment	9.9	9.1	4.4	3.1	6.6	2.7	4.9	6.6	6.3	0.2	9.5	7.7
Non-residential	9.5	5.8	4.4	0.8	3.6	1.5	1.6	5.5	10.4	1.6	9.7	8.9
Residential	11.7	25.5	4.3	14.1	20.4	7.8	19.0	11.2	(8.5)	(5.3)	8.8	3.2
Government Consumption Expenditures and Gross Investment	(1.6)	(2.7)	(0.4)	2.7	(6.0)	(3.9)	0.2	0.2	(3.8)	(0.8)	1.7	4.4
Exports	4.1	1.3	4.8	2.1	1.5	(0.8)	6.3	5.1	10.0	(9.2)	11.1	4.5
Imports	4.5	1.7	4.0	(0.6)	(3.5)	(0.3)	8.5	0.6	1.3	2.2	11.3	(0.9)

Source: U.S. Department of Commerce Bureau of Economic Analysis

The Consumer Price Index for All Urban Consumers, or CPI-U, increased 1.7% before seasonal adjustment over the 12 months ended September 30, 2014. CPI-U on a seasonally adjusted month-on-month basis showed almost no change in October 2014, and decreased 0.3% in November 2014.

Stock prices in the United States were on a generally improving trend during the six months ended September 30, 2014, with the Dow Jones Industrial Average increasing from around U.S.$16,500 in April 2014 to above U.S.$17,000 in September 2014. Following a decline in October 2014 to an intra-day low of U.S.$15,855.12, the Dow Jones Industrial Average rose further to a historic intra-day high of U.S.$18,103.45 on December 26, 2014. The trend reversed in early January 2015 as oil prices declined and concerns over geopolitical events in Europe grew.

Interest rates on U.S. Treasury bonds decreased during the six months ended September 30, 2014, despite the tapering of the monetary easing policy. The yield on 10-year U.S. Treasury bonds decreased about 23 basis points from 2.7180% on March 31, 2014 to 2.4888% on September 30, 2014, influenced in part by lower commodity prices and heightened global geopolitical concerns. This downward pressure continued in early January 2015 with the yield temporarily declining to below 1.9%, as oil prices declined and concerns over geopolitical events in Europe grew.

Housing prices showed some signs of improvement during the six months ended September 30, 2014. As of September 30, 2014, the Federal Housing Finance Agency’s U.S. house price index exhibited a thirteenth consecutive quarterly price increase in the purchase-only, seasonally adjusted index. This also marked the eleventh consecutive quarter where the house price index showed an increase compared to the same quarter of the previous year. The increase in prices, while slight, was mostly due to the modestly improving labor market conditions and low interest rates.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2013			2014
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Unemployment Rate	7.2	7.0	6.7	6.6	6.7	6.6	6.2	6.3	6.1	6.2	6.1	5.9	5.7	5.8	5.6

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The Eurozone’s economic growth remained weak during the six months ended September 30, 2014, with low GDP growth rates. The following table sets forth the growth rates of the Eurozone real GDP and its main expenditure components on a quarter-on-quarter basis for the period indicated:

	Calendar Year									(Unit: %)

	2011	2012				2013				2014
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	(0.3)	(0.1)	(0.3)	(0.1)	(0.4)	(0.4)	0.3	0.2	0.2	0.3	0.1	0.2
Private Final Consumption	(0.5)	(0.3)	(0.5)	(0.2)	(0.5)	(0.2)	0.1	0.1	0.1	0.2	0.3	0.5
Gross Fixed Capital Formation	(0.4)	(1.1)	(1.1)	(1.0)	(0.4)	(2.3)	0.7	0.6	0.7	0.3	(0.6)	(0.2)
Government Final Consumption	0.2	(0.1)	(0.1)	(0.2)	0.1	0.0	0.1	0.2	0.3	0.1	0.3	0.3
Exports	(0.1)	1.3	0.6	0.9	(0.9)	0.3	1.8	0.7	0.8	0.4	1.4	0.8
Imports	(1.2)	0.5	(0.5)	0.0	(0.8)	0.0	1.4	1.6	0.2	0.4	1.3	1.2

Source: European Central Bank—Eurosystem

The ECB has maintained a low interest rate policy. In July 2013, the ECB introduced “forward guidance,” indicating that short-term interest rates would remain low for an “extended period.” In June 2014, the ECB took steps to expand monetary easing by introducing a deposit facility interest rate of negative 0.10%. In September 2014, the Governing Council of the ECB cut the key policy interest rates by 10 basis points each, reducing the interest rate on the deposit facility from negative 0.10% to negative 0.20%, the interest rate on the main refinancing operation of the Euro system from 0.15% to 0.05%, and the interest rate on the marginal lending facility from 0.40% to 0.30%. These measures are designed to counter the appreciation of the Euro against other currencies and also to increase the volume of loans especially to small and medium-sized enterprises in the European peripheral countries. In addition, the ECB also began purchasing non-financial private assets through asset-backed securities, or ABSs, in order to reactivate the ABS market in the Eurozone and encourage European financial institutions to increase lending, which is currently substantially restricted due to leverage ratio regulations.

Long-term interest rates in the Eurozone, including German Bunds and French Obligations Assimilables du Trésor, or OATs, were generally on decreasing trends during the six months ended September 30, 2014. The yield on 10-year German Bunds decreased approximately 62 basis points from 1.566% on March 31, 2014 to 0.947% on September 30, 2014. The yield further decreased to below 0.45% in early January 2015. Similarly, the yield on 10 year French OATs decreased approximately 80 basis points from 2.084% on March 31, 2014 to 1.285% on September 30, 2014. The yield further decreased to below 0.75% in early January 2015. The decreases in the yields of these sovereign bonds were mainly due to heightened market expectation for the ECB to commence to purchase government bonds as a means to supply cash to the market.

The following table sets for the Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2013			2014
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Unemployment Rate	11.9	11.9	11.8	11.8	11.8	11.7	11.6	11.6	11.5	11.6	11.5	11.5	11.5	11.6

Source: European Central Bank—Eurosystem

Recent Developments

During the six months ended September 30, 2014, we continued to pursue global growth opportunities, including opportunities to strengthen our business in Southeast Asia and the operations of MUB in the United States. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Integration of Bank of Ayudhya and BTMU Bangkok Branch

On January 5, 2015, BTMU integrated its Bangkok Branch with Krungsri through a contribution in kind of the BTMU Bangkok Branch business to Krungsri. In exchange for the contribution in kind, Krungsri issued 1,281,618,026 common shares to BTMU, which increased BTMU’s ownership interest in Krungsri to 76.88%. Previously, in December 2013, BTMU acquired a 72.01% ownership interest in Krungsri. The integration was completed pursuant to a Conditional Branch Purchase Agreement that BTMU and Krungsri entered into in September 2013 to comply with the Thai regulatory requirement generally referred to as the “one presence” policy, which limits financial conglomerates to a single licensed deposit taking entity in Thailand.

Integration of BTMU’s Operations in the Americas with UNBC’s Operations

Effective July 1, 2014, we integrated BTMU’s operations in the Americas region with the operations of UNBC which is a wholly owned subsidiary of BTMU, and changed UNBC’s corporate name to MUAH. Union Bank, which is MUAH’s principal subsidiary and our primary operating subsidiary in the United States, was also renamed MUB, effective the same day. MUAH currently oversees BTMU’s operations in the Americas region as well as the operations of MUB.

In February 2014, the FRB approved a final rule establishing enhanced prudential standards for foreign banking organizations, or FBOs, and large U.S. bank holding companies, or BHCs, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rule requires FBOs, including us, to align their key U.S. operations to the same standards as those applicable to large BHCs, including stricter capital and liquidity standards and stress testing requirements as well as the requirement to create a risk management framework. The final rule also requires an FBO to establish an intermediate holding company, or IHC, in the United States, whereby all of the FBO’s U.S. non-branch entities will be managed as U.S. subsidiaries under the IHC. In addition, the final rule requires that the FBO’s current BHC assets and 90% of the FBO’s U.S. non-branch assets that are not within the scope of the BHC Act be transferred to the IHC by July 1, 2016, with any remaining assets to be transferred to the IHC by July 1, 2017. In December 2014, we submitted to the FRB an implementation plan outlining the steps we would take to comply with the final rule.

Planned Merger of Mitsubishi UFJ Asset Management and KOKUSAI Asset Management

In December 2014, we announced a plan to merge two asset management subsidiaries in Japan, Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd., on July 1, 2015. Through the planned merger, we aim to strengthen our asset management business by combining the subsidiaries’ know-how to enhance our investment management capabilities and product and service offerings so as to flexibly respond to changes in customer needs and market conditions.

Recent Regulatory Developments in the United States

In November 2014, BTMU entered into a consent agreement with DFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with DFS, BTMU made a payment of $315 million to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. BTMU voluntarily submitted the report to DFS’s predecessor agency in 2008. BTMU had reached an agreement with DFS in June 2013 regarding inappropriate operational processing of U.S. dollar clearing transactions with countries subject to OFAC sanctions during the period of 2002 to 2007. Under the terms of the June 2013 agreement, BTMU made a payment of $250 million to DFS and retained an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In December 2012, BTMU agreed to make a payment of approximately $8.6 million to OFAC to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

Redemption of Preferred Securities Issued by Special Purpose Company

In November 2014, we decided to redeem, effective January 26, 2015, a total of ¥130.0 billion of “Series C” Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 9 Limited. Under the transitional measures for Basel III, preferred securities that were previously reflected as part of Tier I capital under Basel II can be counted towards Tier 2 capital up to a prescribed amount. However, because the aggregate amount of such preferred securities outstanding after the redemption of Series C preferred securities exceeded the prescribed threshold amount, the redemption of Series C preferred securities did not affect our capital ratio under Basel III.

Implementation of a Share Repurchase Program

During November and December 2014, we repurchased 148,595,500 shares of our common stock for ¥99,999,965,771 under a share repurchase program that was adopted in November 2014 and completed in December 2014. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 180,000,000 shares of our common stock and an aggregate of ¥100.0 billion between

November 17, 2014 and March 31, 2015. The purposes of the program were to enhance shareholder value, improve our capital efficiency and allow the implementation of flexible capital policies in response to changes in the business environment. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2014, we estimate that our capital ratios would be reduced by about one tenth of a percentage point as a result of the share repurchase implemented under the program.

Issuance of Basel III-Compliant Domestic Subordinated Bonds

In June 2014, we issued in Japan two tranches of Basel III-compliant Japanese yen-denominated subordinated bonds due 2024 in an aggregate principal amount of ¥50 billion. The terms and conditions of these bonds contain a clause that requires the bonds to be written off upon the occurrence of certain events, including when the Japanese banking regulator deems us to be at risk of becoming non-viable. The issuance of these bonds was our first issuance of Basel III-compliant subordinated bonds.

Acquisition of Outstanding Classes of Preferred Stock

In April 2014, we acquired all of the 156,000,000 outstanding shares of First Series of Class 5 Preferred Stock for ¥390.0 billion and cancelled all of the acquired shares. In addition, in August 2014, we acquired all of the 1,000 outstanding shares of Class 11 Preferred Stock in exchange for 1,245 shares of our common stock and cancelled all of the acquired shares. The cancellation of the acquired shares of Class 5 and Class 11 Preferred Stock resulted in a reduction in our capital surplus of ¥390,001 million. As a result, we currently have no outstanding shares of any class of preferred stock.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have recently been experiencing weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our aggregate exposure to selected European countries of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of September 30, 2014. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in the case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	September 30, 2014
	Loans (funded & unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded & unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billions)
Italy	$5.1	$0.4	$1.1	$0.0	$6.6	$0.3	$6.3
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	5.1	0.2	1.1	0.0	6.4	0.3	6.1

Spain	3.6	0.5	0.0	0.0	4.1	0.1	4.0
Sovereign	—	0.2	—	—	0.2	—	0.2
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	3.6	0.2	0.0	0.0	3.8	0.1	3.7

Portugal	0.4	0.0	0.0	—	0.4	0.2	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	0.0	—	—	0.0	—	0.0
Others	0.4	—	0.0	—	0.4	0.2	0.2

Ireland	0.2	0.0	0.0	—	0.2	—	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	0.0	—	0.0	—	0.0
Others	0.2	0.0	0.0	—	0.2	—	0.2

Greece	—	—	—	—	—	—	—
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—

Total	$9.3	$0.9	$1.1	$0.0	$11.3	$0.6	$10.7
Sovereign	—	0.3	—	—	0.3	—	0.3
Financial Institutions	0.0	0.2	0.0	0.0	0.2	0.0	0.2
Others	9.3	0.4	1.1	0.0	10.8	0.6	10.2

Notes:

(1)	Securities include held-to-maturity securities, available-for-sale securities, and trading securities. Held-to-maturity securities are shown at amortized cost, and available-for-sale securities and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.

(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of September 30, 2014.

Based on information collected for internal risk management purposes as of September 30, 2014, the consolidated exposure of BTMU, MUTB and MUSHD listed above to Italy, Spain, Portugal, Ireland and Greece, represented less than 1.0% of our total assets.

As of September 30, 2014, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of September 30, 2014, we had a total balance of $0.3 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Portuguese, Irish or Greek government bonds as of September 30, 2014. All of our Italian and Spanish government bonds were held in our trading accounts as of September 30, 2014.

As of September 30, 2014, excluding sovereign bonds, we had a total of $10.4 billion of exposures relating to the European peripheral countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and not material.

In addition to these exposures, we also have indirect exposures. Examples of indirect exposures include country risk exposures related to the collateral received on secured financing transactions. These indirect exposures are managed in the normal course of business through our credit, market and operational risk management framework.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses, impairment of investment securities, the allowance for repayment of excess interest, the valuation of deferred tax assets, accruals for uncertain tax positions, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Interest income	¥1,235.9	¥1,433.2
Interest expense	269.5	331.8

Net interest income	966.4	1,101.4

Credit for credit losses	60.2	68.1
Non-interest income	693.5	1,432.8
Non-interest expense	1,189.7	1,328.3

Income before income tax expense	530.4	1,274.0
Income tax expense	99.4	410.0

Net income before attribution of noncontrolling interests	¥431.0	¥864.0
Net income attributable to noncontrolling interests	47.7	25.7

Net income attributable to Mitsubishi UFJ Financial Group	¥383.3	¥838.3

Major components of our net income for the six months ended September 30, 2014 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013		2014
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥133,873.2	0.90%	¥142,428.9	0.82%
Foreign	72,980.3	1.73	84,150.0	2.01

Total	¥206,853.5	1.19%	¥226,578.9	1.26%

Financed by:
Interest-bearing liabilities:
Domestic	¥139,238.0	0.18%	¥146,635.7	0.17%
Foreign	45,064.0	0.64	54,943.5	0.74

Total	184,302.0	0.29	201,579.2	0.33
Non-interest-bearing liabilities	22,551.5	—	24,999.7	—

Total	¥206,853.5	0.26%	¥226,578.9	0.29%

Interest rate spread		0.90%		0.93%
Net interest income as a percentage of total interest-earning assets		0.93%		0.97%

Net interest income for the six months ended September 30, 2014 was ¥1,101.4 billion, an increase of ¥135.0 billion from ¥966.4 billion for the six months ended September 30, 2013. Both interest income and interest expense increased, with the increase in interest income exceeding the increase in interest expense, mainly reflecting higher interest income from loans. The average interest rate spread (which is the average interest rate on interest-earning assets minus the average interest rate on interest-bearing liabilities) increased, reflecting improved interest rate spreads on foreign activities. In addition, the average balance of interest-earning assets increased by a larger margin than the average balance of interest-bearing liabilities, primarily reflecting larger volumes of interest-earning deposits in other banks and loans.

Interest income increased ¥197.3 billion to ¥1,433.2 billion for the six months ended September 30, 2014 from ¥1,235.9 billion for the same period of the previous fiscal year. This was mainly attributable to increased interest income from the loan business. The average interest rate on loans increased 0.14 percentage points, and the average loan balance increased ¥9.80 trillion. The higher average interest rate on loans was due to an increase of 0.43 percentage points in the average interest rate on foreign loans, reflecting higher long-term market interest rates in the United States as well as higher interest rates on loans in Asia, particularly China, as a result of streamlining the loan portfolios of our commercial banking subsidiaries and increases in market interest rates and in the onshore premium over the Chinese interest rate market. On the other hand, the average interest rate on domestic loans decreased 0.09 percentage points due to lower market interest rates and intensified competition in the loan market in Japan. The average foreign loan balance increased ¥8.38 trillion primarily due to increased lending to Chinese companies in Asia and non-Japanese companies in the United States, partially offset by decreases in lending to non-Japanese companies in Europe and the Middle East as the market competition intensified as a result of European banks recovering from the financial crisis and re-entering the market. The average domestic loan balance increased ¥1.42 trillion mainly as a result of our efforts to capture customers’ needs for capital and financing driven by corporate events such as mergers and acquisitions. Interest income on other interest-earning assets, including trading account assets and investment securities, also increased for the six months ended September 30, 2014, compared to the same period of the previous fiscal year. Between the same periods, while interest income on foreign activities increased ¥212.7 billion, interest income on activities in Japan decreased ¥15.5 billion.

Interest expense increased ¥62.3 billion to ¥331.8 billion for the six months ended September 30, 2014 from ¥269.5 billion for the same period of the previous fiscal year. The increase was mainly due to an increase in interest expense on interest-bearing deposits, reflecting higher average balance of and higher average interest rate on interest-bearing deposits. The average interest rate on foreign interest-bearing deposits increased 0.16 percentage points mainly due to higher short-term interest rates in the United States primarily as a result of the tapering of the quantitative monetary easing program by the FRB as well as the impact of the consolidation of Krungsri. The average balance of foreign interest-bearing deposits increased ¥6.15 trillion mainly in our banking subsidiaries. The average balance of domestic interest-bearing deposits increased ¥3.03 trillion mainly in our banking subsidiaries. The average interest rate on domestic interest-bearing deposits, however, decreased 0.003 percentage points as short-term interest rates were maintained at historic low levels in Japan, resulting in a slight decrease in interest expense on domestic interest-bearing deposits. Interest expense on other interest-bearing liabilities, including long-term debt, increased for the six months ended September 30, 2014, compared to the same period of the previous fiscal year. The increase in interest expense on long-term debt despite lower interest rates was mainly attributable to larger borrowings from the Bank of Japan in our banking subsidiaries and issuances of bonds by our banking and securities subsidiaries. Between the same periods, interest expense on foreign activities increased ¥60.0 billion, and interest expense on activities in Japan increased ¥2.3 billion.

The average interest rate spread increased 0.03 percentage points to 0.93% for the six months ended September 30, 2014 from 0.90% for the six months ended September 30, 2013. The average interest rate on interest-earning assets increased 0.07 percentage points, reflecting higher average interest rates on loans, investment securities and trading account assets. The average interest rate on interest-bearing liabilities increased 0.04 percentage points, reflecting the increase in the average interest rate on deposits, partially offset by the decrease in the average interest rate on long-term debt. While the average interest rate spread on foreign activities increased 0.18 percentage points, the average interest rate spread on domestic activities decreased 0.07 percentage points as interest rates on domestic interest-earning assets tended to decline more steeply than interest rates on domestic interest-bearing liabilities in the current near-zero interest rate environment.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities remained at historic low levels. If the Bank of Japan continues to maintain its current short-term interest rate policy and other monetary easing policies, and the yields on long-term Japanese government bonds decline further, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in the Americas, Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “Business Environment—Economic Environment in Japan.”

The average balance of interest-earning assets for the six months ended September 30, 2014 was ¥226,578.9 billion, an increase of ¥19,725.4 billion from ¥206,853.5 billion for the six months ended September 30, 2013. The average balance of domestic interest-earning assets increased ¥8,555.7 billion mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan, and the fair values of marketable equity securities as a result of general increases in domestic stock prices towards the end of the six months ended September 30, 2014. The increases in these assets were partially offset by a decrease in the balance of Japanese government bonds held as available-for-sale securities as a result of sales of such bonds to reduce the risk of a sudden and drastic increase in short-term interest rates. The average balance of foreign interest-earning assets increased ¥11,169.7 billion mainly due to the increased volume of loans as well as the appreciation of the relevant foreign currencies against the Japanese yen.

The average balance of interest-bearing liabilities for the six months ended September 30, 2014 was ¥201,579.2 billion, an increase of ¥17,277.2 billion from ¥184,302.0 billion for the six months ended September 30, 2013. The average balance of domestic interest-bearing liabilities increased ¥7,397.7 billion mainly due to increases in short-term market funding and long-term debt as part of our asset and liability management in light of continued low interest rates and a larger balance of loans, as well as an increase in deposits. The average balance of foreign interest-bearing liabilities increased ¥9,879.5 billion mainly due to increases in interest-bearing deposits in foreign branches and subsidiaries particularly in the United States and East Asia.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Fees and commissions income:
Trust fees	¥52.6	¥52.6
Fees on funds transfer and service charges for collections	69.1	73.6
Fees and commissions on international business	33.2	32.3
Fees and commissions on credit card business	76.4	86.7
Service charges on deposits	10.0	11.4
Fees and commissions on securities business	117.8	98.3
Fees on real estate business	15.4	16.4
Insurance commissions	18.8	31.3
Fees and commissions on stock transfer agency services	25.7	24.9
Guarantee fees	27.1	26.3
Fees on investment funds business	75.4	79.9
Other fees and commissions	117.9	138.4

Total	639.4	672.1
Foreign exchange losses—net	(35.7)	(43.0)
Trading account profits (losses)—net:
Net profits (losses) on derivative contracts	(62.1)	61.8
Net profits (losses) on trading account securities, excluding derivatives	(130.0)	500.7

Total	(192.1)	562.5
Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	73.8	49.2
Marketable equity securities	48.2	8.0
Impairment losses on available-for-sale securities:
Debt securities	(1.3)	(1.0)
Marketable equity securities	(0.2)	(0.4)
Other	9.5	7.4

Total	130.0	63.2
Equity in earnings of equity method investees—net	87.2	121.5
Other non-interest income	64.7	56.5

Total non-interest income	¥693.5	¥1,432.8

Non-interest income for the six months ended September 30, 2014 was ¥1,432.8 billion, an increase of ¥739.3 billion from ¥693.5 billion for the six months ended September 30, 2013. This increase was mainly attributable to an increase of ¥754.6 billion in the trading account profits, which reflected an increase in the value of foreign debt securities accounted for under the fair value option. The increase in non-interest income was also attributable to fees received for a large-scale structured finance project and higher fees charged for domestic retail banking transactions conducted through channels operated by third-party business partners, both of which were included in other fees and commissions, as well as increases in insurance commissions and fees and commissions on credit card business. These increases were partially offset by a decrease in net gains on investment securities due to smaller gains on sales of available-for-sale marketable equity and debt securities, which reflected reduced volumes of sales transactions in ETFs and Japanese government bonds.

In December 2013, the final rules to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is generally referred to as the “Volcker Rule,” were issued. The Volcker Rule is designed, among other things, to restrict banking entities’ trading in securities and derivatives for their own accounts, and may impact some of our proprietary trading activities in the United States. However, since the extraterritorial application of the Volcker Rule is limited so as to exclude proprietary trading activities conducted outside of the United States, we currently do not expect the effect to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Volcker Rule as further guidance and clarification on the interpretation and application of the final rules are expected from the regulators.

Fees and commissions income

Fees and commissions income consists of income from fees and commissions listed in the above table. Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans, investment funds and other clients. Fees on funds transfer and service charges for collections are fees earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for withdrawal and other services relating to overseas deposits such as checking account deposits. Fees and commissions on securities business include those on underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Insurance commissions are commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on stock transfer agency services consist of fees earned primarily on stock title transfers and agency services for the calculation and payment of dividends. Guarantee fees are fees earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees and commissions mentioned above.

Fees and commissions income for the six months ended September 30, 2014 was ¥672.1 billion, an increase of ¥32.7 billion from ¥639.4 billion for the six months ended September 30, 2013. This increase was primarily due to an increase of ¥20.5 billion in other fees and commissions, reflecting the advisory fees received for a large-scale structured finance project and higher fees charged for domestic retail banking transactions conducted through channels operated by third-party business partners. The increase in fees and commissions income was also attributable to higher insurance commissions reflecting larger volumes of insurance product sales through our banking subsidiaries and higher fees and commissions on credit card business reflecting the impact of the consolidation of Krungsri. These increases were partially offset by a decrease of ¥19.5 billion in fees and commissions on securities business mainly due to a decline in transaction volumes.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Foreign exchange losses—net:
Foreign exchange losses on derivative contracts	¥(5.1)	¥(190.2)
Foreign exchange losses on other than derivative contracts	(812.6)	(364.5)
Foreign exchange gains related to the fair value option	782.0	511.7

Total	¥(35.7)	¥(43.0)

Net foreign exchange gains (losses) consist of foreign exchange gains (losses) on derivative contracts, foreign exchange gains (losses) on other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report. Foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen of securities under the fair value option. For the details of the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net foreign exchange losses for the six months ended September 30, 2014 were ¥43.0 billion, compared to ¥35.7 billion for the six months ended September 30, 2013. The Japanese yen depreciated ¥4.05 against the U.S. dollar from ¥94.22 to the U.S. dollar on March 29, 2013 to ¥98.27 to the U.S. dollar on September 30, 2013, while the Japanese yen depreciated ¥6.42 against the U.S. dollar from ¥103.23 to the U.S. dollar on March 31, 2014 to ¥109.65 to the U.S. dollar on September 30, 2014. The Japanese yen depreciated ¥12.17 against the Euro from ¥120.76 to the Euro on March 29, 2013 to ¥132.93 to the Euro on September 30, 2013, while the Japanese yen appreciated ¥3.64 against the Euro from ¥142.13 to the Euro on March 31, 2014 to ¥138.49 to the Euro on September 30, 2014. The appreciation of the Japanese yen against the Euro and other currencies caused a decline in the Japanese yen values of Euro-denominated securities under the fair value option, more than offsetting the impact of the depreciation of the Japanese yen against the U.S. dollar and other currencies and resulting in a decrease in net foreign exchange gains related to the fair value option. The stronger Japanese yen also caused a decline in the transaction losses on the translation into Japanese yen of monetary liabilities denominated in Euros or such other currencies, and resulted in an improvement in net foreign exchange losses on other than derivative contracts. Increased losses on currency swaps and paid currency option premiums in our banking subsidiaries resulted in larger net foreign exchange losses on derivative contracts.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on derivative contracts
Interest rate contracts	¥33.7	¥170.5
Equity contracts	(94.0)	(82.3)
Commodity contracts	(3.7)	(0.0)
Credit derivatives	(0.2)	0.6
Other	2.1	(27.0)

Total	(62.1)	61.8

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	119.1	223.8
Trading account securities under the fair value option	(249.1)	276.9

Total	(130.0)	500.7

Total	¥(192.1)	¥562.5

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading purpose activities represent a larger portion of our trading account profits for the six months ended September 30, 2014.

We generally do not separate for financial reporting purposes customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management; and

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their commodity transactions, and to diversify our portfolio.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated VIEs are included in accordance with the applicable accounting rules. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting rules. For the details of the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits for the six months ended September 30, 2014 were ¥562.5 billion, compared to net losses of ¥192.1 billion for the six months ended September 30, 2013. This reflected the general increase in the value of European debt securities and increases in gains on marketable equity securities and interest rate contracts.

Net profits on derivative contracts were ¥61.8 billion for the six months ended September 30, 2014, compared to net losses of ¥62.1 billion for the same period of the previous fiscal year. This was primarily due to ¥170.5 billion of net profits on interest rate contracts, mainly interest rate swaps, resulting from a net receive position in interest rate swap contracts entered into by our commercial banking subsidiaries as part of their risk management activity, taking advantage of lower interest rates in Japan.

Net profits on trading account securities, excluding derivatives, were ¥500.7 billion for the six months ended September 30, 2014, compared to net losses of ¥130.0 billion for the same period of the previous fiscal year. This was mainly attributable to ¥276.9 billion of net profits on trading account securities under the fair value option for the six months ended September 30, 2014, compared to ¥249.1 billion of net losses for the same period of the previous fiscal year, resulting from an increase in the value of foreign debt securities at our banking subsidiaries, which reflected the general decrease in interest rates in European markets, including Germany and France, in anticipation of further monetary easing by the ECB. The improvement in net profits on trading account securities, excluding derivatives, was also due to a ¥104.7 billion increase in net profits on trading account securities, resulting from gains on trading of marketable equity securities in our commercial banking subsidiaries. The gains reflected favorable stock market movements towards the end of the six months ended September 30, 2014.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

Net investment securities gains of ¥63.2 billion were recorded for the six months ended September 30, 2014, compared to ¥130.0 billion for the same period of the previous fiscal year. This was primarily due to a decrease of ¥40.2 billion in net gains on sales of available-for-sale marketable equity securities and a decrease of ¥24.6 billion in net gains on sales of available-for-sale debt securities, reflecting reduced volumes of sales of the ETFs and Japanese government bonds, compared to those for the six months ended September 30, 2013, when we decreased our holdings of these securities as part of our asset and liability management and interest rate risk management strategies.

Net equity in earnings of equity method investees

Net equity in earnings of equity method investees for the six months ended September 30, 2014 was ¥121.5 billion, compared to ¥87.2 billion for the same period of the previous fiscal year. This increase reflected an increase of ¥37.2 billion in equity in earnings of Morgan Stanley as Morgan Stanley’s earnings improved.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions)
Salaries and employee benefits	¥496.8	¥534.9
Occupancy expenses—net	78.6	82.6
Fees and commission expenses	111.4	118.5
Outsourcing expenses, including data processing	105.1	121.6
Depreciation of premises and equipment	49.4	54.5
Amortization of intangible assets	99.6	107.3
Impairment of intangible assets	0.1	0.1
Insurance premiums, including deposit insurance	50.4	57.2
Communications	24.9	26.7
Taxes and public charges	34.5	47.6
Other non-interest expenses	138.9	177.3

Total non-interest expense	¥1,189.7	¥1,328.3

Non-interest expense for the six months ended September 30, 2014 was ¥1,328.3 billion, an increase of ¥138.6 billion from ¥1,189.7 billion for the six months ended September 30, 2013. This increase was mainly attributable to increases in salaries and employee benefits and other non-interest expenses.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2014 were ¥534.9 billion, an increase of ¥38.1 billion from ¥496.8 billion for the six months ended September 30, 2013. This increase was mainly due to an increase in salaries of ¥23.6 billion as a result of the consolidation of Krungsri. Salaries also increased in our commercial banking subsidiaries’ foreign offices and subsidiaries mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Other non-interest expenses

Other non-interest expenses for the six months ended September 30, 2014 were ¥177.3 billion, an increase of ¥38.4 billion from ¥138.9 billion for the same period of the previous fiscal year. This increase reflected $315 million, or ¥34.5 billion, of provision for a liability recorded in anticipation of a monetary payment to the DFS, which payment was made in November 2014. See “Recent Developments.”

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in billions, except percentages)
Income before income tax expense	¥530.4	¥1,274.0
Income tax expense	99.4	410.0
Effective income tax rate	18.7%	32.2%
Combined normal effective statutory tax rate	38.0%	35.6%

On November 30, 2011, the Japanese Diet enacted two tax-related laws—“Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate was effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015. However, on March 20, 2014, the Japanese Diet enacted the “2014 Tax Reform” which terminated the temporary surtax levied on corporate income taxes one year earlier than the change in tax law on November 30, 2011. As a result, the effective statutory rate of corporate income tax for the fiscal year ending March 31, 2015 was set at approximately 35.6%.

For the six months ended September 30, 2014, the effective income tax rate was 32.2%, which was 3.4 percentage points lower than the combined normal effective statutory tax rate of 35.6%. This primarily reflected receipt of nontaxable dividends. Under Japanese tax law, a certain percentage of dividends received is regarded as nontaxable dividends and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

For the six months ended September 30, 2013, the effective income tax rate was 18.7%, which was 19.3 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This primarily reflected a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because certain subsidiaries were considered to remain profitable even in future periods, considering the current business environment.

Net Income Attributable to Noncontrolling Interests

We recorded net income attributable to noncontrolling interests of ¥25.7 billion for the six months ended September 30, 2014, compared to ¥47.7 billion for the six months ended September 30, 2013. This decrease was mainly due to a decrease in net income recorded at MUMSS, in which MUFG has a 60% economic interest, mainly resulting from a lower volume of brokerage activity as the equity market fluctuated less during the six months ended September 30, 2014, particularly the first half of the six-month period, compared to the same period of the previous fiscal year.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, except for Krungsri for which the business segment information is based on financial information prepared in accordance with Thai Financial Reporting Standards. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five groups—Retail, Corporate, Trust Assets, Global, and Global Markets. In addition to these five integrated business groups, Krungsri, our banking subsidiary in Thailand, is treated as a business segment. Operations that are not covered under the integrated business group system and Krungsri, as well as the elimination of duplicated amounts of net revenues among business segments, are classified under “Other” as further described below.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri—Covers businesses conducted mainly in Thailand by Krungsri. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. In addition, Krungsri’s consolidated subsidiaries include the major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. MUFG holds a 76.88% interest in Krungsri through BTMU. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest.

Integrated Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Effective October 1, 2013 and April 1, 2014, in order to further streamline and integrate our managerial accounting methodologies on a group-wide basis, we made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Integrated Global Markets Business Group. These modifications had no impact on our total operating profit for the six months ended September 30, 2013, but affected net revenue and operating expense allocations among business segments. Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2013 and 2014, respectively.

Effective April 1, 2014, to be consistent with modifications we made to the designations internally assigned to certain businesses included in Global Markets, we began calling Global Markets the “Integrated Global Markets Business Group” for business segment information purposes. The modifications relate only to the titles assigned to the relevant businesses within the business segment and do not require any adjustments to the previously reported segment information pertaining to the business segment.

For further information, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table set forth our business segment information for the six months ended September 30, 2013 and 2014:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total
				Other than MUAH	MUAH	Total
		(in billions)
Six months ended September 30, 2013
Net revenue	¥651.4	¥457.5	¥76.7	¥266.0	¥175.2	¥441.2	¥—	¥284.0	¥(8.6)	¥1,902.2
Operating expenses	477.6	217.0	44.7	147.7	124.5	272.2	—	82.8	85.6	1,179.9

Operating profit (loss)	¥173.8	¥240.5	¥32.0	¥118.3	¥50.7	¥169.0	¥—	¥201.2	¥(94.2)	¥722.3

Six months ended September 30, 2014
Net revenue	¥636.7	¥462.6	¥81.7	¥303.6	¥184.9	¥488.5	¥98.9	¥319.9	¥0.1	¥2,088.4
Operating expenses	478.6	220.5	49.0	168.7	123.4	292.1	51.6	92.3	117.3	1,301.4

Operating profit (loss)	¥158.1	¥242.1	¥32.7	¥134.9	¥61.5	¥196.4	¥47.3	¥227.6	¥(117.2)	¥787.0

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥14.7 billion to ¥636.7 billion for the six months ended September 30, 2014 from ¥651.4 billion for the six months ended September 30, 2013. Integrated Retail Banking Business Group net revenue mainly consists of domestic revenues from commercial banking operations, such as deposit and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Integrated Retail Banking Group. The decrease in net revenue was mainly due to decreases in fees and commissions related to sales of mutual funds, fixed income bonds and marketable equity securities, and lower revenues from the financial product brokerage business. Financial markets were less volatile during the six months ended September 30, 2014, particularly the first half of the six-month period, compared to the six months ended September 30, 2013, when we experienced stronger and more favorable market conditions. In addition, a weaker Japanese housing market after the increase in the consumption tax rate in April 2014 and tighter interest rate spreads in Japan also adversely affected income from the housing loan business.

Operating expenses of the Integrated Retail Banking Business Group increased ¥1.0 billion to ¥478.6 billion for the six months ended September 30, 2014 from ¥477.6 billion for the six months ended September 30, 2013.

As a result, operating profit of the Integrated Retail Banking Business Group decreased ¥15.7 billion to ¥158.1 billion for the six months ended September 30, 2014 from ¥173.8 billion for the six months ended September 30, 2013.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥5.1 billion to ¥462.6 billion for the six months ended September 30, 2014 from ¥457.5 billion for the six months ended September 30, 2013. Integrated Corporate Banking Business Group net revenue mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly due to increases in non-interest income from the solutions business, including M&A finance, sales of derivative products, and the real estate business in our banking subsidiaries. These increases were partially offset by a decrease in interest income due to tighter interest rate spreads particularly in Japan and a decrease in revenues of our securities subsidiaries due to a less active primary market and a weaker secondary market in the six months ended September 30, 2014, compared to the same period of the previous fiscal year.

Operating expenses of the Integrated Corporate Banking Business Group were ¥220.5 billion for the six months ended September 30, 2014, an increase of ¥3.5 billion from ¥217.0 billion for the six months ended September 30, 2013.

As a result, operating profit of the Integrated Corporate Banking Business Group increased ¥1.6 billion to ¥242.1 billion for the six months ended September 30, 2014 from ¥240.5 billion for the six months ended September 30, 2013.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group increased ¥5.0 billion to ¥81.7 billion for the six months ended September 30, 2014 from ¥76.7 billion for the six months ended September 30, 2013. Integrated Trust Assets Business Group net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was mainly due to increases in domestic pension assets and mutual fund assets under administration. The acquisition of Butterfield Fulcrum Group on September 30, 2013, which was subsequently renamed “Mitsubishi UFJ Fund Services Holdings Limited,” also contributed to the increase in net revenue. These increases were partially offset by a decrease in revenues from the mutual fund management business as the mutual fund assets under management, particularly some of our flagship mutual funds, decreased during the six months ended September 30, 2014.

Operating expenses of the Integrated Trust Assets Business Group increased ¥4.3 billion to ¥49.0 billion for the six months ended September 30, 2014 from ¥44.7 billion for the six months ended September 30, 2013.

As a result, operating profit of the Integrated Trust Assets Business Group increased ¥0.7 billion to ¥32.7 billion for the six months ended September 30, 2014 from ¥32.0 billion for the six months ended September 30, 2013.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥47.3 billion to ¥488.5 billion for the six months ended September 30, 2014 from ¥441.2 billion for the six months ended September 30, 2013. Net revenue of the Integrated Global Business Group mainly consists of commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to increases in revenues from our banking subsidiaries’ operations in East Asia and our banking and securities subsidiaries’ operations in the United States. In East Asia, the loan business of our overseas affiliates in China improved, while, in the United States, MUAH’s sales of loan assets increased and the primary market business of our securities subsidiaries also improved. These positive effects on net revenue were partially offset by lower revenues in other parts of Asia and Oceania as well as Europe, the Middle East and Africa due to intensified competition with other financial institutions, including European and U.S. banks with improving financial and operational performance, and also due to geopolitical events.

Operating expenses of the Integrated Global Business Group increased ¥19.9 billion to ¥292.1 billion for the six months ended September 30, 2014 from ¥272.2 billion for the six months ended September 30, 2013.

As a result, operating profit of the Integrated Global Business Group increased ¥27.4 billion to ¥196.4 billion for the six months ended September 30, 2014 from ¥169.0 billion for the six months ended September 30, 2013.

Krungsri

In December 2013, BTMU acquired a controlling interest in Krungsri. Accordingly, no business segment information was stated for the six months ended September 30, 2013 in the table above. For the six months ended September 30, 2014, net revenue of Krungsri was ¥98.9 billion.

Operating expenses of Krungsri was ¥51.6 billion for the six months ended September 30, 2014.

As a result, operating profit of Krungsri was ¥47.3 billion for the six months ended September 30, 2014.

Integrated Global Markets Business Group

Net revenue of the Integrated Global Markets Business Group increased ¥35.9 billion to ¥319.9 billion for the six months ended September 30, 2014 from ¥284.0 billion for the six months ended September 30, 2013, mainly due to an increase in revenue from our asset and liability management operations by our banking subsidiaries, primarily reflecting an increase in unrealized gains on their holdings of foreign government bonds, particularly German and French sovereign bonds. This was partially offset by a decrease in realized gains on sales of marketable equity securities and Japanese government bonds as we engaged in reduced volumes of sales transactions in such securities and bonds in the six months ended September 30, 2014 compared to the same period of the previous fiscal year.

Operating expenses of the Integrated Global Markets Business Group increased ¥9.5 billion to ¥92.3 billion for the six months ended September 30, 2014 from ¥82.8 billion for the six months ended September 30, 2013.

As a result, operating profit of the Integrated Global Markets Business Group increased ¥26.4 billion to ¥227.6 billion for the six months ended September 30, 2014 from ¥201.2 billion for the six months ended September 30, 2013.

Financial Condition

Total Assets

Our total assets as of September 30, 2014 were ¥260.01 trillion, an increase of ¥6.35 trillion from ¥253.66 trillion as of March 31, 2014.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2014 and September 30, 2014, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2014	September 30, 2014
	(in billions)
Domestic:
Manufacturing	¥11,540.8	¥11,830.4
Construction	980.9	995.1
Real estate	10,989.6	10,829.9
Services	2,693.6	2,657.3
Wholesale and retail	8,475.1	8,258.3
Banks and other financial institutions(1)	3,985.1	4,177.5
Communication and information services	1,443.5	1,527.6
Other industries	13,496.7	12,226.9
Consumer	16,921.3	16,749.0

Total domestic	70,526.6	69,252.0

Foreign:
Governments and official institutions	811.5	903.1
Banks and other financial institutions(1)	9,792.2	10,745.5
Commercial and industrial	24,533.8	25,546.0
Other	4,872.4	4,997.5

Total foreign	40,009.9	42,192.1

Unearned income, unamortized premium—net and deferred loan fees—net	(260.1)	(249.9)

Total(2)	¥110,276.4	¥111,194.2

Notes:

(1)	Loans to the so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46.6 billion and ¥161.1 billion as of March 31, 2014 and September 30, 2014, respectively, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. As of September 30, 2014, our total loans were ¥111.19 trillion, representing an increase of ¥0.91 trillion from ¥110.28 trillion as of March 31, 2014. For the six months ended September 30, 2014, the average balance of loans was ¥110.28 trillion, accounting for 48.7% of the average total interest-earning assets, compared to ¥100.48 trillion, representing 48.6% of the average total interest-earning assets, for the same period of the previous fiscal year.

Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2014 consisted of ¥69.25 trillion of domestic loans and ¥42.19 trillion of foreign loans, while the loan balance as of March 31, 2014 consisted of ¥70.53 trillion of domestic loans and ¥40.01 trillion of foreign loans. Between March 31, 2014 and September 30, 2014, domestic loans decreased ¥1.28 trillion and foreign loans increased ¥2.18 trillion.

The decrease in domestic loans was mainly due to a ¥1.27 trillion decrease in our loans outstanding to the other industries, mainly reflecting repayments of loans of ¥1.01 trillion provided to central government institutions.

The higher balance of foreign loans mainly reflected increases of ¥1.01 trillion and ¥0.95 trillion in our loans outstanding to the commercial and industrial category and the banks and other financial institutions category, respectively, in the Americas, particularly in the United States, where economic conditions continued to improve at a moderate pace, as well as in Asia, where emerging economies continued to grow. The depreciation of the Japanese yen against the U.S. dollar also contributed to the increase in the balance of foreign loans.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2013 and 2014:

Six months ended September 30, 2013:	Commercial	Residential	Card	MUAH	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0
Provision (credit) for credit losses	(47.1)	(15.1)	4.2	(2.2)	(60.2)
Charge-offs	102.3	0.5	12.3	3.8	118.9
Recoveries	11.6	0.1	1.7	1.7	15.1

Net charge-offs	90.7	0.4	10.6	2.1	103.8
Others(1)	3.9	0.0	—	7.5	11.4

Balance at end of period	¥934.6	¥141.7	¥45.5	¥61.6	¥1,183.4

Six months ended September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4
Provision (credit) for credit losses	(102.3)	(15.5)	1.6	(0.9)	49.0	(68.1)
Charge-offs	67.8	10.8	6.2	2.1	9.9	96.8
Recoveries	6.6	0.1	1.7	2.0	—	10.4

Net charge-offs	61.2	10.7	4.5	0.1	9.9	86.4
Others(1)	3.7	—	—	(2.3)	(0.4)	1.0

Balance at end of period	¥717.1	¥90.7	¥37.7	¥56.7	¥38.7	¥940.9

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, for the balance at the beginning of the period for the six months ended September 30, 2014, no allowance for credit losses was stated in the above table.

For the six months ended September 30, 2014, we recorded credit for credit losses of ¥68.1 billion, compared to credit for credit losses of ¥60.2 billion for the same period of the previous fiscal year. A credit for credit losses is recorded to reduce the allowance for credit losses to a level deemed appropriate by management. The increase in credit for credit losses was mainly attributable to an increase in the Commercial segment, partially offset by a provision for credit losses recorded in connection with the consolidation of Krungsri.

For the Commercial segment, ¥102.3 billion of credit for credit losses was recorded for the six months ended September 30, 2014, compared to ¥47.1 billion of credit for credit losses for the same period of the previous fiscal year. This mainly reflected the upgraded internal borrower ratings of a substantial portion of large borrowers in the segment, whose financial performance and prospects improved in light of a depreciating Japanese yen and rising stock prices, which also resulted in improvements in other factors, such as the probability of default, used to estimate the allowance for credit losses.

For the Residential segment, ¥15.5 billion of credit for credit losses was recorded for the six months ended September 30, 2014, compared to ¥15.1 billion of credit for credit losses for the same period of the previous fiscal year. This primarily reflected an overall improvement in the credit quality of the loan portfolio of the segment mainly due to the stable corporate environment contributing to higher income for our borrowers.

For the Card segment, ¥1.6 billion of provision for credit losses was recorded for the six months ended September 30, 2014, an improvement of ¥2.6 billion compared to the same period of the previous fiscal year. This primarily reflected an overall improvement in the credit quality of the loan portfolio of the segment, mainly due to our continued application of strict borrower screening originally implemented in June 2010 under regulatory reforms in the consumer finance industry as well as the stable corporate environment contributing to higher income for our borrowers.

For the MUAH segment, ¥0.9 billion of credit for credit losses was recorded for the six months ended September 30, 2014, compared to ¥2.2 billion of credit for credit losses for the same period of the previous fiscal year. This was because of a general improvement in the credit quality of MUAH’s borrowers, reflecting continued improvements in U.S. economic conditions, including higher stock and real estate prices.

Charge-offs for the six months ended September 30, 2014 were ¥96.8 billion, a decrease of ¥22.1 billion from ¥118.9 billion for the six months ended September 30, 2013, due to a charge-off in the six months ended September 30, 2013 of a sizable portion of the loan outstanding to a large borrower in the domestic manufacturing category to assist the borrower in improving its financial performance and repayment ability. In addition, charge-offs increased in the Residential segment mainly due to our decision to sell some of our apartment loans.

The total allowance for credit losses as of September 30, 2014 was ¥940.9 billion, an improvement of ¥153.5 billion from ¥1,094.4 billion as of March 31, 2014, as we recorded a credit for credit losses of ¥68.1 billion while we had net charge-offs of ¥86.4 billion for the six months ended September 30, 2014. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

We account for our loans and allowance for loan losses in five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for loans individually evaluated for impairment or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segment have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2014 and September 30, 2014 are shown below:

As of March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥640.5	¥69.6	¥29.2	¥4.1	¥—	¥743.4
Collectively evaluated for impairment	209.1	45.4	11.3	55.8	—	321.6
Loans acquired with deteriorated credit quality	27.3	1.9	0.1	0.1	—	29.4

Total	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4

Loans:
Individually evaluated for impairment	¥1,459.3	¥211.8	¥102.9	¥64.0	¥—	¥1,838.0
Collectively evaluated for impairment	83,052.5	14,751.2	493.0	7,060.6	3,025.2	108,382.5
Loans acquired with deteriorated credit quality	75.7	15.3	12.7	115.0	50.7	269.4

Total(1)	¥84,587.5	¥14,978.3	¥608.6	¥7,239.6	¥3,075.9	¥110,489.9

As of September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥508.4	¥55.1	¥27.3	¥6.4	¥3.6	¥600.8
Collectively evaluated for impairment	184.6	33.2	10.3	50.0	34.5	312.6
Loans acquired with deteriorated credit quality	24.1	2.4	0.1	0.3	0.6	27.5

Total	¥717.1	¥90.7	¥37.7	¥56.7	¥38.7	¥940.9

Loans:
Individually evaluated for impairment	¥1,323.2	¥174.9	¥95.4	¥62.9	¥16.8	¥1,673.2
Collectively evaluated for impairment	84,360.6	14,319.1	472.6	7,223.0	3,027.3	109,402.6
Loans acquired with deteriorated credit quality	61.4	14.7	12.3	79.2	39.6	207.2

Total(1)	¥85,745.2	¥14,508.7	¥580.3	¥7,365.1	¥3,083.7	¥111,283.0

Notes:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, as of March 31, 2014, no allowance for credit loss was stated in the above table.

The total allowance for credit losses as of September 30, 2014 was ¥940.9 billion, a decrease of ¥153.5 billion from ¥1,094.4 billion as of March 31, 2014. This was primarily attributable to a decrease of ¥142.6 billion in allowance for credit losses provided for loans individually evaluated for impairment, including a ¥132.1 billion decrease in the Commercial segment. The total allowance for the Commercial segment as of September 30, 2014 was ¥717.1 billion, a decrease of ¥159.8 billion from ¥876.9 billion as of March 31, 2014. This decrease was primarily due to a decrease in allowance for credit losses provided for loans individually evaluated for impairment in Japan, which reflected the upgrading of the internal borrower ratings of some large borrowers whose financial condition and prospects improved, as well as collections and sales of some of our impaired loans. The total allowance for the Residential segment as of September 30, 2014 was ¥90.7 billion, a decrease of ¥26.2 billion from ¥116.9 billion as of March 31, 2014, mainly due to the stable corporate environment contributing to higher income for our borrowers. The total allowance for the Card segment as of September 30, 2014 was ¥37.7 billion, a decrease of ¥2.9 billion from ¥40.6 billion as of March 31, 2014, primarily reflecting an overall improvement in the credit quality of the loan portfolio mainly due to our continued application of strict borrower screening originally implemented in June 2010 under regulatory reforms in the consumer finance industry as well as the stable corporate environment contributing to higher income for our borrowers. The total allowance for the MUAH segment as of September 30, 2014 was ¥56.7 billion, a decrease of ¥3.3 billion from ¥60.0 billion as of March 31, 2014, primarily attributable to a general improvement in the credit quality of the loan portfolio due to continued improvements in U.S. economic conditions.

The total allowance for credit losses represented 0.85% of our total loan portfolio as of September 30, 2014, a decrease of 0.14 percentage points from 0.99% as of March 31, 2014. By segment, the ratio of total allowance to the total loan balance as of September 30, 2014 was 0.84% in the Commercial segment, 0.63% in the Residential segment, 6.50% in the Card segment and 0.77% in the MUAH segment, representing a decrease of 0.20, 0.15, 0.18 and 0.06 percentage points in the Commercial, Residential, Card and MUAH segments, respectively, compared to the ratio as of March 31, 2014. The decreases in the Commercial, Residential, Card and MUAH segments reflected the decreases in allowance for credit losses. The ratio of total allowance to the total loan balance in the Krungsri segment as of September 30, 2014 was 1.25%.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified into TDRs are considered to be impaired, these loans are measured for impairment using our established asset-specific allowance methodology, which considers the expected default rates for the modified loans.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information about the nonaccrual status of loans by class as of March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions)
Commercial
Domestic	¥737.9	¥592.2
Manufacturing	167.8	147.6
Construction	30.1	24.0
Real estate	142.0	101.0
Services	72.1	59.1
Wholesale and retail	211.8	169.9
Banks and other financial institutions	7.2	5.8
Communication and information services	24.9	24.4
Other industries	36.0	20.5
Consumer	46.0	39.9
Foreign-excluding MUAH and Krungsri	82.6	55.4
Residential	111.2	98.3
Card	72.5	68.8
MUAH	46.6	52.0
Krungsri	26.0	44.4

Total(1)	¥1,076.8	¥911.1

Note:

(1)	The above table does not include loans held for sale of nil and ¥3.2 billion as of March 31, 2014 and September 30, 2014, respectively, and loans acquired with deteriorated credit quality of ¥38.7 billion and ¥30.3 billion as of March 31, 2014 and September 30, 2014, respectively.

Total nonaccrual loans were ¥911.1 billion as of September 30, 2014, a decrease of ¥165.7 billion from ¥1,076.8 billion as of March 31, 2014. The decrease was mainly due to a ¥172.9 billion decrease in the Commercial segment, which included a ¥41.9 billion decrease in the domestic wholesale and retail category, a ¥41.0 billion decrease in the domestic real estate category, and a ¥27.2 billion decrease in the foreign excluding MUAH and Krungsri category. The decrease in the domestic wholesale and retail category was mainly due to a charge-off of loans to a large borrower. The decrease in the domestic real estate category primarily reflected the improved credit condition of a large borrower, which resulted in upgrading of the borrower’s internal borrower rating, and the sale of loans outstanding to another large borrower. The decrease in the foreign excluding MUAH and Krungsri category mainly resulted from the repayment of a portion of the loan to a large borrower and forgiveness of the remaining loan balance. Nonaccrual loans in the Residential segment decreased ¥12.9 billion primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers whose repayment ability improved. Nonaccrual loans in the Card segment decreased ¥3.7 billion mainly due to an overall improvement in the credit quality of the loan portfolio. Nonaccrual loans in the MUAH segment increased ¥5.4 billion mainly due to one large loan being placed on nonaccrual status in the six months ended September 30, 2014. Nonaccrual loans in the Krungsri segment increased ¥18.4 billion primarily because the credit quality of the consumer loan portfolio worsened as the economic growth slowed in Thailand.

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions)
Commercial(1)
Domestic	¥528.1	¥565.3
Manufacturing	257.0	281.7
Construction	13.7	15.8
Real estate	64.0	65.3
Services	57.5	58.7
Wholesale and retail	95.8	105.7
Banks and other financial institutions	1.2	1.1
Communication and information services	12.0	11.6
Other industries	10.5	10.6
Consumer	16.4	14.8
Foreign-excluding MUAH and Krungsri	114.3	112.0
Residential(1)	99.3	76.6
Card(2)	103.6	96.1
MUAH(2)	62.4	55.4
Krungsri (2)(3)	—	9.2

Total	¥907.7	¥914.6

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2014 and September 30, 2014 are nonaccrual TDRs as follows: ¥51.8 billion and ¥48.1 billion—Card; ¥23.7 billion and ¥25.3 billion—MUAH; and nil and ¥1.4 billion—Krungsri, respectively.
(3)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, as of March 31, 2014, no TDRs are stated in the above table.

Total TDRs were ¥914.6 billion as of September 30, 2014, an increase of ¥6.9 billion from ¥907.7 billion as of March 31, 2014. The increase in total TDRs was mainly due to a ¥34.9 billion increase in the Commercial segment, which included a ¥24.7 billion increase in the domestic manufacturing category and a ¥9.9 billion increase in the wholesale and retail category. The increase in the domestic manufacturing category was primarily due to the concession made to the loans outstanding to two large borrowers in the machinery and electronics equipment industries totaling ¥24.6 billion as their condition deteriorated. The increase in the domestic wholesale and retail category mainly resulted from concessions made to the loans outstanding to four large borrowers totaling ¥8.2 billion as their credit condition worsened. TDRs in the Residential segment decreased ¥22.7 billion primarily as a result of repayments mainly due to the stable corporate environment contributing to higher income for our borrowers. TDRs in the Card and MUAH segments decreased ¥7.5billion and ¥7.0 billion, respectively, mainly due to the repayments of loans classified as TDRs pursuant to their respective restructured terms.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.

The primary type of concessions we granted to loans in the Commercial and Residential segments during the six months ended September 30, 2014 was extensions of the stated maturity dates. During the same period, reductions in the stated rates were the primary type of concessions we granted to loans in the Card and Krungsri segments, and payment deferrals were the primary type of concessions we granted to loans in the MUAH segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2014 and September 30, 2014:

	As of March 31, 2014
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥1,006.3	¥257.2	¥1,263.5	¥1,312.3	¥544.3
Manufacturing	368.9	55.0	423.9	431.7	181.4
Construction	30.5	13.3	43.8	45.3	18.7
Real estate	141.2	63.7	204.9	212.4	52.8
Services	102.0	27.3	129.3	139.3	54.5
Wholesale and retail	249.0	58.6	307.6	317.6	169.5
Banks and other financial institutions	8.3	0.1	8.4	8.4	7.0
Communication and information services	25.4	11.5	36.9	39.3	16.5
Other industries	36.8	9.6	46.4	47.9	26.9
Consumer	44.2	18.1	62.3	70.4	17.0
Foreign-excluding MUAH and Krungsri	193.3	2.4	195.7	195.9	96.2
Loans acquired with deteriorated credit quality	18.8	0.2	19.0	32.1	6.1
Residential	203.6	11.6	215.2	255.7	70.4
Card	102.9	0.7	103.6	115.8	29.2
MUAH	39.6	24.4	64.0	71.2	4.1
Krungsri(3)	—	—	—	—	—

Total(4)	¥1,564.5	¥296.5	¥1,861.0	¥1,983.0	¥750.3

	As of September 30, 2014
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥861.9	¥295.2	¥1,157.1	¥1,205.8	¥429.4
Manufacturing	325.7	103.4	429.1	438.9	149.7
Construction	27.0	12.8	39.8	41.1	14.5
Real estate	113.8	52.5	166.3	175.3	42.4
Services	90.6	27.0	117.6	124.5	42.7
Wholesale and retail	216.4	59.2	275.6	284.6	133.2
Banks and other financial institutions	6.4	0.5	6.9	7.3	5.3
Communication and information services	24.6	11.4	36.0	38.2	15.4
Other industries	22.4	8.7	31.1	32.5	13.7
Consumer	35.0	19.7	54.7	63.4	12.5
Foreign-excluding MUAH and Krungsri	163.8	2.3	166.1	166.2	79.0
Loans acquired with deteriorated credit quality	13.5	—	13.5	26.2	3.7
Residential	168.1	9.9	178.0	214.4	55.9
Card	95.4	0.7	96.1	108.6	27.3
MUAH	50.2	12.6	62.8	69.1	6.4
Krungsri	17.2	6.1	23.3	34.0	4.2

Total(4)	¥1,370.1	¥326.8	¥1,696.9	¥1,824.3	¥605.9

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans as of March 31, 2014 and September 30, 2014 are accrual TDRs as follows: ¥642.4 billion and ¥677.3 billion—Commercial; ¥99.4 billion and ¥76.6 billion—Residential; ¥51.8 billion and ¥48.0 billion—Card; ¥38.7 billion and ¥30.1 billion—MUAH; and nil and ¥6.1 billion—Krungsri, respectively.
(3)	As of March 31, 2014, for the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, as of March 31, 2014, no impaired loans were stated in the above table.
(4)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥10.1 billion as of March 31, 2014 and September 30, 2014, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013		2014
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,407.9	¥12.5	¥1,210.3	¥11.0
Manufacturing	433.9	3.7	426.5	3.7
Construction	49.8	0.5	41.8	0.4
Real estate	239.7	1.9	185.6	1.6
Services	146.3	1.5	123.5	1.3
Wholesale and retail	355.6	3.2	291.6	2.5
Banks and other financial institutions	11.9	0.1	7.6	0.1
Communication and information services	48.1	0.5	36.5	0.4
Other industries	51.2	0.5	38.7	0.4
Consumer	71.4	0.6	58.5	0.6
Foreign-excluding MUAH and Krungsri	189.4	1.5	181.2	1.5
Loans acquired with deteriorated credit quality	35.7	1.5	16.2	0.7
Residential	288.8	2.9	196.6	2.3
Card	118.9	2.8	99.9	2.2
MUAH	60.4	1.2	61.0	1.3
Krungsri	—	—	11.7	0.3

Total	¥2,101.1	¥22.4	¥1,776.9	¥19.3

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2014 and September 30, 2014:

As of March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,608.9	¥3,549.1	¥737.7	¥54,895.7
Manufacturing	10,032.9	1,329.4	167.8	11,530.1
Construction	786.6	163.3	30.1	980.0
Real estate	9,747.1	716.3	141.8	10,605.2
Services	2,279.4	328.1	72.1	2,679.6
Wholesale and retail	7,582.6	651.7	211.7	8,446.0
Banks and other financial institutions	3,959.3	18.5	7.2	3,985.0
Communication and information services	1,349.2	68.8	25.0	1,443.0
Other industries	13,274.0	182.7	36.1	13,492.8
Consumer	1,597.8	90.3	45.9	1,734.0
Foreign-excluding MUAH and Krungsri	28,399.2	1,132.1	84.8	29,616.1
Loans acquired with deteriorated credit quality	32.4	33.1	10.2	75.7

Total	¥79,040.5	¥4,714.3	¥832.7	¥84,587.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,864.9	¥113.4	¥14,978.3
Card	¥535.5	¥73.1	¥608.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,003.8	¥35.0	¥3,947.0	¥98.6	¥95.2	¥7,179.6

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥2,923.1	¥101.2	¥51.6	¥3,075.9

As of September 30, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,384.4	¥3,017.9	¥592.4	¥53,994.7
Manufacturing	10,609.6	1,065.6	147.8	11,823.0
Construction	883.3	86.9	24.0	994.2
Real estate	9,821.4	685.8	100.9	10,608.1
Services	2,331.7	254.1	59.1	2,644.9
Wholesale and retail	7,454.3	610.8	169.9	8,235.0
Banks and other financial institutions	4,159.0	12.6	5.8	4,177.4
Communication and information services	1,443.8	59.0	24.4	1,527.2
Other industries	12,040.3	162.7	20.6	12,223.6
Consumer	1,641.0	80.4	39.9	1,761.3
Foreign-excluding MUAH and Krungsri	30,677.4	953.3	58.4	31,689.1
Loans acquired with deteriorated credit quality	24.5	29.3	7.6	61.4

Total	¥81,086.3	¥4,000.5	¥658.4	¥85,745.2

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,408.5	¥100.2	¥14,508.7
Card	¥510.9	¥69.4	¥580.3

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,086.7	¥29.3	¥4,008.9	¥93.4	¥85.4	¥7,303.7

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥2,918.4	¥100.8	¥64.5	¥3,083.7

Notes:

(1)	Total loans in the above table do not include loans held for sale.

(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation, or FDIC covered loans and small business loans which are not individually rated totaling ¥60.0 billion and ¥61.4 billion as of March 31, 2014 and September 30, 2014, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Adversely classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2014 and September 30, 2014 are based on information as of March 31, 2014 and September 30, 2014, respectively. For the MUAH and Krungsri segments, credit quality indicators as of March 31, 2014 and September 30, 2014 are generally based on information as of December 31, 2013 and June 30, 2014, respectively.

The ratio of loans classified as Close Watch or below to total loans in the Commercial segment decreased 1.2 percentage points to 5.4% as of September 30, 2014 from 6.6% as of March 31, 2014. The decrease reflected a decrease in loans rated Close Watch or below and an increase in total loans in the segment. Loans classified as Close Watch or below decreased for all categories in the segment, particularly for the domestic manufacturing category and the foreign-excluding MUAH and Krungsri category. The decrease in the domestic manufacturing category was primarily due to improvements in the financial performance and prospects of a number of large borrowers in light of stable corporate performance supported by higher stock prices and the depreciation of the Japanese yen against the U.S. dollar. The decrease in the foreign excluding MUAH and Krungsri category was mainly attributable to improved conditions of borrowers of loans booked at BTMU’s branches in the United States and Asia. The increase in total loans in the Commercial segment was mainly due to an increase in foreign loans.

The ratio of loans classified as Nonaccrual to total loans in the Residential segment decreased 0.1 percentage points to 0.7% as of September 30, 2014 from 0.8% as of March 31, 2014. This was mainly due to a decrease of ¥13.2 billion in nonaccrual loans in the segment primarily as a result of the transfer to accrual status of loans to borrowers whose repayment ability improved.

The ratio of loans classified as Nonaccrual to total loans in the Card segment was 12.0% as of March 31, 2014 and September 30, 2014.

The ratio of loans classified as Special mention or below and Nonaccrual to total loans in the MUAH segment decreased 0.4 percentage points to 2.8% as of September 30, 2014 from 3.2% as of March 31, 2014. The decrease was primarily as a result of an overall improvement in the credit quality of the loan portfolio due to continued improvements in U.S. economic conditions.

The ratio of loans classified as Special mention or below to total loans in the Krungsri segment increased 0.4 percentage points to 5.4% as of September 30, 2014 from 5.0% as of March 31, 2014. The increase was primarily due to increases in loans classified as Doubtful or Doubtful of Loss mainly because the credit quality of the consumer loan portfolio worsened as Thailand’s economic growth slowed.

Past due analysis

Aging of past due loans by class as of March 31, 2014 and September 30, 2014 are shown below:

As of March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥26.2	¥53.6	¥79.8	¥54,815.9	¥54,895.7	¥6.5
Manufacturing	5.3	7.2	12.5	11,517.6	11,530.1	—
Construction	0.7	0.6	1.3	978.7	980.0	0.0
Real estate	4.9	9.6	14.5	10,590.7	10,605.2	2.2
Services	4.3	2.8	7.1	2,672.5	2,679.6	0.0
Wholesale and retail	4.7	22.8	27.5	8,418.5	8,446.0	0.0
Banks and other financial institutions	0.0	0.1	0.1	3,984.9	3,985.0	—
Communication and information services	0.7	1.4	2.1	1,440.9	1,443.0	—
Other industries	0.6	1.6	2.2	13,490.6	13,492.8	—
Consumer	5.0	7.5	12.5	1,721.5	1,734.0	4.3
Foreign-excluding MUAH and Krungsri	3.3	7.1	10.4	29,605.7	29,616.1	0.4
Residential	85.5	54.5	140.0	14,823.0	14,963.0	40.5
Card	21.6	33.4	55.0	540.9	595.9	—
MUAH	30.1	14.3	44.4	7,078.6	7,123.0	0.5
Krungsri	66.9	22.1	89.0	2,936.2	3,025.2	—

Total	¥233.6	¥185.0	¥418.6	¥109,800.3	¥110,218.9	¥47.9

As of September 30, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥14.5	¥30.0	¥44.5	¥53,950.2	¥53,994.7	¥6.4
Manufacturing	1.2	4.5	5.7	11,817.3	11,823.0	0.1
Construction	0.4	0.7	1.1	993.1	994.2	—
Real estate	3.8	6.8	10.6	10,597.5	10,608.1	1.6
Services	1.0	2.9	3.9	2,641.0	2,644.9	0.1
Wholesale and retail	2.8	4.8	7.6	8,227.4	8,235.0	0.1
Banks and other financial institutions	—	0.5	0.5	4,176.9	4,177.4	—
Communication and information services	0.7	1.4	2.1	1,525.1	1,527.2	0.0
Other industries	0.5	0.6	1.1	12,222.5	12,223.6	0.0
Consumer	4.1	7.8	11.9	1,749.4	1,761.3	4.5
Foreign-excluding MUAH and Krungsri	3.4	4.9	8.3	31,680.8	31,689.1	0.4
Residential	86.9	52.5	139.4	14,354.6	14,494.0	39.9
Card	19.5	32.5	52.0	516.0	568.0	—
MUAH	27.2	11.7	38.9	7,246.8	7,285.7	1.1
Krungsri	69.5	40.8	110.3	2,933.8	3,044.1	—

Total	¥221.0	¥172.4	¥393.4	¥110,682.2	¥111,075.6	¥47.8

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of MUAH do not include ¥1.6 billion and ¥0.2 billion of FDIC covered loans as of March 31, 2014 and September 30, 2014, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of September 30, 2014 were ¥393.4 billion, a decrease of ¥25.2 billion from ¥418.6 billion as of March 31, 2014. This reflected an overall improvement in the credit quality of the Commercial, Residential, Card and MUAH segments, more than offsetting the increase in past due loans in the Krungsri segment.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds, corporate bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 72.5% as of September 30, 2014 from 75.2% as of March 31, 2014. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 1.5% of the total investment securities as of September 30, 2014.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. In the six months ended September 30, 2014, our investment in marketable equity securities increased mainly due to increases in their fair value as well as purchases of ETFs in an effort to diversify our investment securities portfolio, which exceeded the reduction in our investment in equity securities. As of March 31, 2014 and September 30, 2014, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital.

Investment securities increased to ¥55.37 trillion as of September 30, 2014 from ¥55.33 trillion as of March 31, 2014, mainly due to an increase of ¥0.75 trillion in held-to-maturity securities, partially offset by a decrease of ¥0.72 trillion in available-for-sale securities. The increase in held-to-maturity securities mainly resulted from the Japanese government bonds purchased by our commercial banking subsidiaries to manage the interest rate fluctuation risk primarily relating to core deposits. On the other hand, the decrease in available-for-sale securities mainly resulted from the Japanese government bonds sold by our banking subsidiaries to reduce the risk of a sudden and drastic increase in short-term interest rates. As a result, our holding of available-for-sale Japanese government bonds decreased ¥1.43 trillion. Marketable equity securities increased ¥0.74 trillion mainly resulting from increases in their fair values, reflecting the increase in stock prices towards the end of the six months ended September 30, 2014 and purchases of ETFs.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheet as other investment securities, were primarily carried at cost of ¥0.75 trillion as of September 30, 2014 and ¥0.74 trillion as of March 31, 2014, respectively, because their fair values were not readily determinable.

The average balance of investment securities for the six months ended September 30, 2014 were ¥51.5 trillion, a decrease of ¥3.8 trillion from ¥55.3 trillion for the same period of the previous fiscal year.

For the six months ended September 30, 2014, losses resulting from impairment of available-for-sale securities were ¥1.5 billion, a decrease of ¥0.04 billion compared to the six months ended September 30, 2013.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2014 and September 30, 2014:

	As of March 31, 2014			As of September 30, 2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥41,388.6	¥41,589.0	¥200.4	¥39,923.9	¥40,157.7	¥233.8
Japanese prefectural and municipal bonds	195.1	203.1	8.0	186.2	194.3	8.1
Foreign governments and official institutions bonds	1,272.2	1,271.4	(0.8)	1,579.0	1,589.1	10.1
Corporate bonds	1,523.0	1,561.2	38.2	1,354.5	1,387.9	33.4
Mortgage-backed securities	1,220.4	1,180.8	(39.6)	1,058.0	1,044.5	(13.5)
Asset-backed securities(1)	1,060.8	1,058.0	(2.8)	1,050.4	1,047.1	(3.3)
Other debt securities	184.5	184.9	0.4	167.7	169.4	1.7
Marketable equity securities	2,457.0	4,837.3	2,380.3	2,608.4	5,579.4	2,971.0

Total available-for-sale securities	¥49,301.6	¥51,885.7	¥2,584.1	¥47,928.1	¥51,169.4	¥3,241.3

Held-to-maturity debt securities(2)	¥2,707.0	¥2,735.1	¥28.1	¥3,456.8	¥3,498.5	¥41.7

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on available-for-sale securities increased ¥657.2 billion to ¥3,241.3 billion as of September 30, 2014, from ¥2,584.1 billion as of March 31, 2014. This increase was mainly due to an increase of ¥590.7 billion in unrealized gains on marketable equity securities, which reflected the general increase in Japanese stock prices towards the end of September 2014.

The amortized cost of held-to-maturity securities as of September 30, 2014 increased ¥749.8 billion compared to the balance as of March 31, 2014. The increase was mainly due to the increased holdings of Japanese government bonds in our commercial banking subsidiaries to manage the interest rate fluctuation risk primarily relating to core deposits.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥583.2	¥596.4
Others(2)	128.2	123.1
Investment securities held by investment companies and brokers and dealers(3)	26.2	28.1

Total	¥737.6	¥747.6

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.

(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks as of September 30, 2014 were ¥3.41 trillion, a decrease of ¥0.28 trillion from ¥3.69 trillion as of March 31, 2014. The decrease was primarily due to a decrease in due from banks held at the domestic and foreign branches of our commercial banking subsidiaries, partially offset by an increase in due from banks held at the domestic branches of our trust banking subsidiaries.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks increased ¥8.03 trillion to ¥28.53 trillion as of September 30, 2014 from ¥20.50 trillion as of March 31, 2014. This increase was mainly due to an increase in deposits with the Bank of Japan by our banking subsidiaries. The average interest-earning deposits in other banks for the six months ended September 30, 2014 were ¥25.67 trillion, an increase of ¥11.96 trillion from ¥13.71 trillion for the same period of the previous fiscal year.

Call Loans, Funds Sold, and Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements decreased ¥1.30 trillion to ¥6.92 trillion as of September 30, 2014 from ¥8.22 trillion as of March 31, 2014. This decrease was mainly due to a ¥1.08 trillion decrease in receivables under resale agreements resulting from a reduced volume of resale transactions in our overseas securities subsidiaries, as well as a ¥0.22 trillion decrease in call loans denominated in Japanese yen with external counterparties in our trust banking subsidiaries at the end of the six months ended September 30, 2014. The average balance of call loans, funds sold, and receivables under resale agreements for the six months ended September 30, 2014 was ¥9.72 trillion, an increase of ¥1.48 trillion from ¥8.24 trillion for the same period of the previous fiscal year.

Trading Account Assets

Trading account assets decreased ¥1.51 trillion to ¥39.14 trillion as of September 30, 2014 from ¥40.65 trillion as of March 31, 2014. This decrease reflected a decrease of ¥3.16 trillion in trading securities, offset in part by an increase of ¥1.65 trillion in trading derivative assets. The decrease in trading securities reflected a decrease in Japanese government bonds in our securities subsidiaries in response to lower demand for repurchase transactions, and a decrease in foreign bonds denominated in U.S. dollars in our commercial banking subsidiaries to reduce the risk of losses in case of a sudden increase in interest rates in the United States in anticipation of the termination of the quantitative monetary easing program by the FRB. The increase in trading derivative assets was mainly attributable to an increase in the fair value of a net receive position in interest rate swap contracts entered into by our commercial banking subsidiaries as part of their risk management activity, taking advantage of lower interest rates in Japan. The average balance of trading account assets for the six months ended September 30, 2014 were ¥27.14 trillion, an increase of ¥0.31 trillion from ¥26.83 trillion for the same period of the previous fiscal year.

Deferred Tax Asset

Deferred tax assets decreased ¥0.29 trillion to ¥0.07 trillion as of September 30, 2014 from ¥0.36 trillion as of March 31, 2014. This decrease was primarily as a result of the offset against deferred tax liabilities within the same tax jurisdiction. Deferred tax liabilities increased primarily due to an increase in net unrealized gains on investment securities.

Other Assets

Other assets increased ¥0.41 trillion to ¥8.43 trillion as of September 30, 2014 from ¥8.02 trillion as of March 31, 2014. This increase was due to an increase of ¥0.99 trillion in cash collateral pledged for derivatives in our banking subsidiaries and assets related to securities borrowing transactions in our overseas securities subsidiary, as well as an increase of ¥0.18 trillion in investments in equity method investees reflecting higher net income in equity method investees, including Morgan Stanley and ACOM, partially offset by a decrease of ¥0.81 trillion in accounts receivable from sales of securities in the domestic offices of our commercial banking subsidiaries.

Total Liabilities

As of September 30, 2014, total liabilities were ¥246.50 trillion, an increase of ¥5.59 trillion from ¥240.91 trillion as of March 31, 2014. This was primarily due to an increase of ¥3.45 trillion in long-term debt, an increase of ¥2.21 trillion in trading account liabilities, an increase of ¥1.53 trillion in payables under securities lending transactions in our trust banking subsidiaries, and an increase of ¥1.12 trillion in domestic and foreign interest-bearing deposits, partially offset by a decrease of ¥3.29 trillion in payables under repurchase agreements.

Deposits

Deposits are our primary source of funds. The total balance of deposits increased ¥1.12 trillion to ¥163.64 trillion as of September 30, 2014 from ¥162.52 trillion as of March 31, 2014. The total average balance of deposits increased ¥10.44 trillion to ¥159.99 trillion for the six months ended September 30, 2014 from ¥149.55 trillion for the same period of the previous fiscal year.

The balance of domestic deposits increased ¥0.64 trillion to ¥122.15 trillion as of September 30, 2014 from ¥121.51 trillion as of March 31, 2014, and the balance of foreign deposits increased ¥0.48 trillion to ¥41.49 trillion as of September 30, 2014 from ¥41.01 trillion as of March 31, 2014. The increase in domestic deposits was primarily due to an increase in domestic ordinary deposits in our banking subsidiaries and an increase in domestic interest-bearing deposits maintained in corporate accounts, particularly negotiable certificates of deposit, with our trust banking subsidiaries. The increase in foreign deposits was primarily due to an increase in interest-bearing deposits in the foreign offices of our banking subsidiaries, partially offset by a decrease in interest-bearing deposits in MUB.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset and liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings decreased ¥1.04 trillion to ¥41.02 trillion as of September 30, 2014 from ¥42.06 trillion as of March 31, 2014. This decrease was mainly due to a ¥3.30 trillion decrease in payables under repurchase agreements resulting from a decrease in repurchase transactions entered into by our commercial banking subsidiaries, reflecting a decrease in their holdings of debt securities. This decrease was partially offset by an increase of ¥1.53 trillion in payables under securities lending transactions in our trust banking subsidiaries seeking an efficient and profitable funding strategy.

Trading Account Liabilities

Trading account liabilities increased ¥2.21 trillion to ¥14.19 trillion as of September 30, 2014 from ¥11.98 trillion as of March 31, 2014. The increase was due to an increase in the negative fair value of the currency swaps (to pay Japanese yen and receive U.S. dollars) in our commercial banking subsidiaries reflecting the rapid depreciation of the Japanese yen against the U.S. dollar towards the end of September 2014.

Long-term Debts

Long-term debt increased ¥3.45 trillion to ¥17.95 trillion as of September 30, 2014 from ¥14.50 trillion as of March 31, 2014. This increase was mainly due to an increase in loans from the Bank of Japan to our banking subsidiaries, and the issuance of bonds by our banking and securities subsidiaries. The average balance of long-term debt for the six months ended September 30, 2014 was ¥15.31 trillion, an increase of ¥3.01 trillion from ¥12.30 trillion for the same period of the previous fiscal year.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥149.55 trillion for the six months ended September 30, 2013 to ¥159.99 trillion for the six months ended September 30, 2014. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥12.46 trillion, funded 65.3% of our average total assets of ¥264.00 trillion during the six months ended September 30, 2014. Our deposits exceeded our loans, net of allowance for credit losses, by ¥53.39 trillion as of September 30, 2014, compared to ¥53.34 trillion as of March 31, 2014. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been invested in Japanese government bonds or deposited with the Bank of Japan in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of September 30, 2014 was ¥41.02 trillion, and the average short-term borrowing balance for the six months ended September 30, 2014 was ¥42.62 trillion. The balance of our long-term debt as of September 30, 2014 was ¥17.95 trillion, and the average long-term debt balance for the six months ended September 30, 2014 was ¥15.31 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and banking subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic banking subsidiaries—Our major domestic banking subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic banking subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic banking subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•

Foreign banking subsidiaries—Our major foreign banking subsidiaries, MUAH and Krungsri, monitor various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow the major foreign banking subsidiaries to meet expected obligations in both stable and adverse conditions. In addition, the major foreign banking subsidiaries regularly conduct stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•

Securities subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•

Non-bank subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding are available from our banking subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of September 30, 2014, we held ¥40.16 trillion of available-for-sale Japanese government and Japanese government agency bonds. Our major domestic commercial banking subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major banking subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

In December 2014, Moody’s announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1. These downgrades followed the downgrade of the rating assigned to the Government of Japan from Aa3 to A1. Moody’s Japan also downgraded the long-term credit rating of MUSHD by one-notch from A2 to A3. Subsequently, Fitch announced that it changed the Government of Japan’s credit rating outlook from stable to negative. Although these credit rating changes have not resulted, and are not currently expected to result in, a material adverse impact on us, a further downgrade of the credit ratings of our major subsidiaries could result in higher funding costs and other consequences.

For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs” in our annual report on Form 20-F for the fiscal year ended March 31, 2014.

In January 2013, the Basel Committee on Banking Supervision introduced supplemental measurements to support its Principles for Sound Liquidity Risk Management and Supervision. These measurements include liquidity coverage ratio, or LCR, and net stable funding ratio, or NSFR, and are designed to promote the short-term resilience of the liquidity risk profile of banks. The Committee announced final LCR rules in January 2014 and final NSFR rules in October 2014.

The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. In Japan, once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report to the FSA. If the FSA deems the financial condition of the bank or bank holding company serious, the FSA may issue a business improvement order. The LCR requirements begin to apply to banks and bank holding companies in Japan in March 2015, with the minimum ratio applicable in 2015 set at 60% and increasing annually by 10 percentage points to 100% by 2019. Banks and bank holding companies are also required to disclose their LCR ratios starting in June 2015.

The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion.

In September 2013, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions released the final framework for margin requirements for non-centrally cleared derivatives. The new framework will require high quality liquid assets to be posted as margin on non-centrally cleared derivative trades, and is expected, among other things, to adversely affect our liquidity position. The margin requirement will be phased in over a four-year period, beginning in December 2015 with the largest, most active and most systemically important derivatives market participants, including us.

Total Equity

The following table presents a summary of our total equity as of March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions, except percentages)
Capital stock	¥2,089.2	¥2,090.2
Capital surplus	6,363.4	5,973.9
Retained earnings	2,397.2	3,099.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	2,157.6	2,859.5
Net unrealized gains on investment securities, net of tax	1,272.7	1,695.4
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	85.0	111.7
Treasury stock, at cost	(2.5)	(2.5)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥12,205.0	¥12,967.8
Noncontrolling interests	546.4	542.7

Total equity	¥12,751.4	¥13,510.5

Ratio of total equity to total assets	5.03%	5.20%

Shareholders’ equity as of September 30, 2014 was ¥12,967.8 billion, an increase of ¥762.8 billion from ¥12,205.0 billion as of March 31, 2014.

Capital surplus as of September 30, 2014 was ¥5,973.9 billion, a decrease of ¥389.5 billion from ¥6,363.4 billion as of March 31, 2014. This decrease was mainly due to the acquisition and cancellation of the outstanding shares of preferred stock. See “Recent Developments.”

Retained earnings as of September 30, 2014 were ¥3,099.1 billion, an increase of ¥701.9 billion from ¥2,397.2 billion as of March 31, 2014, reflecting the net income of our banking and securities subsidiaries for the six months ended September 30, 2014. We raised our semi-annual interim dividend to ¥9.0 per share of common stock for the six months ended September 30, 2014, and are currently planning to pay a year-end dividend of ¥9.0 per share of common stock for the six months ending March 31, 2015.

Net unrealized gains on investment securities, net of tax, as of September 30, 2014 were ¥1,695.4 billion, an increase of ¥422.7 billion from ¥1,272.7 billion as of March 31, 2014. The increase was mainly due to favorable price movements in the equity market in Japan towards the end of September 2014, with the Japanese yen depreciating against the U.S. dollar in light of varying monetary policies of the central banks.

Total equity increased ¥759.1 billion to ¥13,510.5 billion as of September 30, 2014 from ¥12,751.4 billion as of March 31, 2014. The ratio of total equity to total assets increased 0.17 percentage points to 5.20% as of September 30, 2014 from 5.03% as of March 31, 2014. The increase in total equity as of September 30, 2014 was principally attributable to an increase in unappropriated retained earnings of ¥701.9 billion, reflecting ¥838.3 billion of net income attributable to Mitsubishi UFJ Financial Group, partially offset by dividends of ¥136.4 billion.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,272.7	¥1,695.4
Accumulated net unrealized gains to total equity	9.98%	12.55%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our results of operations and financial condition. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Under Basel III, Common Equity Tier 1, Tier 1 and total capital ratios are used to assess capital adequacy, which ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, Tier 1 capital includes Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	accumulated other comprehensive income (progressively phased into the capital ratio calculation over several years).

Regulatory adjustments including certain intangible fixed assets, such as goodwill, defined benefit pension fund net assets (prepaid pension costs), and other adjustments will be deducted from Common Equity Tier 1 capital. The amount of adjustments to be deducted will increase progressively over time.

Additional Tier 1 capital generally consists of Basel III-compliant preferred securities and, during the transition period, other capital that meets Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, adjustments are made to Additional Tier 1 capital for items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments, with the amounts of such adjustments to Additional Tier 1 capital progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III-compliant deferred obligations,

•	during the transition period, capital that meets Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	noncontrolling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on available-for-sale securities and revaluation of land are reflected in Tier 2 capital with the amounts progressively decreasing over time.

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of September 30, 2014. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and MUAH has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach from March 31, 2012. The Basel Committee on Banking Supervision has issued proposals to revise the current market risk framework, including stricter measures relating to some of our investment securities portfolio. Under the current proposals, certain financial instruments that we hold, including investment securities, could become subject to stricter trading book capital requirements.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2014, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.6%.

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board, or FSB, identified us as a G-SIB in its most recent annual report published in November 2014, and indicated that, as a G-SIB, we will be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the stricter capital requirements will be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

In November 2014, the FSB issued for public consultation policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity for G-SIBs. The proposals have been developed by the FSB in consultation with the Basel Committee on Banking Supervision and will, once finalized, form a new minimum standard of total loss-absorbing capacity, or TLAC. The new TLAC standard is designed to provide home and host authorities with confidence that G-SIBs have sufficient capacity to absorb losses, both before and during resolution, and enable resolution authorities to implement a resolution strategy that minimizes any impact on financial stability and ensures the continuity of critical economic functions. The G-SIBs will be required to meet this new standard by as early as January 2019.

In November 2014, the FSB published documents that were delivered to the G20 Leaders at the Brisbane Summit, including a letter from the FSB Chair to the G20 Leaders that reported on the progress in the financial reforms and highlighted major issues. In this letter, the Chair of the FSB, among other things, reported that the priority measures designed to address the causes of the global crisis had been substantially completed, encouraged the G20 Leaders to endorse the proposals to end “Too Big To Fail” in the banking sector, and indicated a shift in focus towards addressing new and constantly evolving risks and vulnerabilities, such as shadow banking, many of which could arise from outside the traditional financial system.

In November 2014, the Basel Committee on Banking Supervision released “Reducing excessive variability in banks’ regulatory capital ratios,” a report prepared for the G20 Leaders at the Brisbane Summit. The report set forth the Committee’s proposals in three areas designed to improve consistency and comparability in bank capital ratios and restore confidence in risk-weighted capital ratios. Specifically, the proposed policy measures included (1) revising the standardized approaches and using the revised standardized approaches as the basis for a capital floor, (2) strengthening the disclosure requirements related to risk weights, and (3) enhancing the monitoring of risk-weighted asset variability through hypothetical portfolio exercises. The report also set forth a roadmap for revising approaches for measuring credit risk, market risk and operational risk. The Committee is expected to finalize the revisions of the standardized approaches, capital floors, and credit risk and operational risk internal models by the end of 2015 following the public consultation process. The Committee has published consultation papers relating to these topics except the revisions of credit risk internal models.

For additional discussion of the calculation of our capital ratios, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios in accordance with Basel III as of March 31, 2014 and September 30, 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

	March 31, 2014	September 30, 2014	Minimum capital ratios required
	(in billions, except percentages)	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥11,153.0	¥11,435.8
Additional Tier 1	1,188.8	1,290.3
Tier 1 capital	12,341.9	12,726.1
Tier 2 capital	3,052.5	3,313.1
Total capital	¥15,394.3	¥16,039.2
Risk-weighted assets	¥99,084.3	¥104,160.2
Capital ratios:
Common Equity Tier 1	11.25%	10.97%	4.00%
Tier 1 capital	12.45	12.21	5.50
Total capital	15.53	15.39	8.00

As of September 30, 2014, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our capital ratios as of September 30, 2014 declined as compared to March 31, 2014. Our risk-weighted assets increased between March 31, 2014 and September 30, 2014, mainly as a result of floor adjustments, which are adjustments made in accordance with the formulae prescribed under applicable regulatory capital standards, including those reflecting improvements in parameters for the calculation of credit risks and improvements in the quality of our credit portfolio. Our consolidated regulatory capital amounts, including our Common Equity Tier 1 capital, increased between March 31, 2014 and September 30, 2014, due to an increase in retained earnings, reflecting higher net income.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2014 and September 30, 2014. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

	March 31, 2014	September 30, 2014	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Common Equity Tier 1 capital	11.05%	10.72%	4.00%
Tier 1 capital	12.21	11.95	5.50
Total capital	15.57	15.41	8.00
MUTB
Common Equity Tier 1 capital	14.21	14.98	4.00
Tier 1 capital	14.76	15.54	5.50
Total capital	18.38	19.72	8.00
Stand-alone capital ratios:
BTMU
Common Equity Tier 1 capital	11.88	11.57	4.00
Tier 1 capital	13.74	13.30	5.50
Total capital	17.52	17.12	8.00
MUTB
Common Equity Tier 1 capital	13.72	14.29	4.00
Tier 1 capital	14.37	14.95	5.50
Total capital	18.51	19.61	8.00

As of September 30, 2014, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2013 and June 30, 2014:

	December 31, 2013(1)	June 30, 2014(2)	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
MUAH:
Common Equity Tier 1 capital (to risk-weighted assets)	—	12.58%	4.0%	—
Tier 1 capital (to risk-weighted assets)	12.41%	12.62	5.5	—
Tier 1 capital (to quarterly average assets)(3)	11.27	11.35	4.0	—
Total capital (to risk-weighted assets)	14.61	14.57	8.0	—
MUB:
Common Equity Tier 1 capital (to risk-weighted assets)	—	13.04%	4.0%	—
Tier 1 capital (to risk-weighted assets)	12.94%	13.04	5.5	6.0%
Tier 1 capital (to quarterly average assets)(3)	11.13	11.21	4.0	5.0
Total capital (to risk-weighted assets)	14.91	14.79	8.0	10.0

Note:

(1)	Under U.S. Basel I
(2)	Under U.S. Basel III
(3)	Excludes certain intangible assets.

Management believes that, as of June 30, 2014, MUAH and MUB met all capital adequacy requirements to which they were subject and the capital requirements of “well-capitalized” institutions.

MUAH timely filed its annual capital plan under the Federal Reserve’s Comprehensive Capital Analysis and Review, or CCAR, program in January 2014. The CCAR evaluates capital planning process and assesses capital adequacy levels under various stress scenarios to determine if bank holding companies have sufficient capital to continue its operations. In March 2014, MUAH disclosed the results of the stress test and was subsequently informed by the Federal Reserve that it did not object to the MUAH’s capital plan.

MUAH and MUB are required to maintain minimum capital ratios in accordance with rules issued by the U.S. Federal banking agencies. In July 2013, the U.S. Federal banking agencies issued final rules to implement the Basel Committee on Banking Supervision capital guidance for U.S. baking organizations, or U.S. Basel III. These rules establish more restrictive capital definitions, create additional categories and higher risk weightings for certain asset classes and off-balance sheet exposures, higher minimum capital and leverage ratios and capital conservation buffers that will be added to the minimum capital requirements. The final rules supersede the U.S. Federal banking agencies’ general risk-based capital rules generally referred to as Basel I, advanced approaches rules generally referred to as Basel II, that are applicable to certain large banking organizations, and leverage rules, and are subject to certain transition provisions.

Capital Adequacy Ratio of MUMSS

As of March 31, 2014 and September 30, 2014, MUMSS’ capital accounts less certain fixed assets of ¥377.3 billion and ¥371.7 billion on a stand-alone basis represented 291.5% and 272.5% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, and MUMSS’ capital accounts less certain fixed assets of ¥400.6 billion and ¥398.9 billion on a consolidated basis represented 293.7% and 275.4% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Act of Japan. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2014 is presented in the table below. The total amount of VaR and the VaR of each risk category as of September 30, 2014 were lower than those as of March 31, 2014, except U.S. dollar interest rate risk.

	VaR for Trading Activities (April 1, 2014—September 30, 2014)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2014	March 31, 2014
	(in billions)
MUFG	¥20.00	¥23.02	¥16.02	¥16.02	¥18.09
Interest rate	17.68	23.79	14.74	15.28	14.98
Yen	6.52	10.12	4.87	5.74	6.16
U.S. Dollars	5.83	8.40	4.33	6.14	5.05
Foreign exchange	4.59	6.74	1.88	1.88	3.46
Equities	2.58	3.75	1.47	1.56	2.90
Commodities	0.50	1.27	0.00	0.02	1.25
Less diversification effect	(5.35)	—	—	(2.72)	(4.50)

Note:

(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification

The average daily VaR by quarter in the six months ended September 30, 2014 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2014	¥20.03
July–September 2014	19.98

Quantitative market risks fluctuated throughout the April–September 2014 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2014, with positive trading-related revenue recorded for 122 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 53 days of positive revenue and no days of negative revenue exceeding ¥1 billion.

Backtesting.    In order to verify the accuracy of our VaR measurement model, we conduct backtesting by comparing VaR against hypothetical profits and losses based on a one-day holding period. In the 250 trading days ended September 30, 2014, there were no exceptions in which the measured losses exceeded VaR. We also conduct additional backtesting in which VaR is compared with actual realized and unrealized profits and losses taking into account the profits and losses from actual intra-day trading in our portfolio. In addition, we use other methods, including testing VaR against hypothetical profits and losses under changing various parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We have adopted an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. For example, we measure on a quarterly basis potential losses that could be incurred in our portfolio by applying various stress scenarios, including the 10-year most extreme movement in each of the risk factors as well as actual past market movement observed beyond the 10 year historical observation period. Through daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2014, we held a total trading activity position of ¥10.7 billion of estimated maximum potential losses as compared to ¥9.7 billion as of March 31, 2014. In addition, MUFG and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. Since October 2011, MUFG and major subsidiaries have also been measuring stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2014, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥403.1 billion, a ¥71.0 billion increase from March 31, 2014. In the six months ended September 30, 2014, risk related to interest rate increased ¥96.5 billion, and risk related to equities decreased ¥3.8 billion.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 70% of our total non-trading activity market risks, which consist of interest rate risk, foreign exchange rate risk, and equities risk. In the six months ended September 30, 2014, the average daily interest rate VaR totaled ¥357.8 billion, with the highest recorded VaR being ¥409.1 billion and the lowest being ¥305.7 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2014 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2014	¥339.33
July–September 2014	375.89

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2014 against that as of March 31, 2014, there were a two percentage point decrease in Japanese yen from 49% to 47% and a 14 percentage point decrease in U.S. dollar from 36% to 22%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2014	September 30, 2014
ASSETS
Cash and due from banks	¥3,689,228	¥3,412,708
Interest-earning deposits in other banks	20,500,676	28,534,929
Call loans, funds sold, and receivables under resale agreements	8,219,169	6,918,062
Receivables under securities borrowing transactions	4,210,057	4,335,157
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,984,404 and ¥10,740,976 at March 31, 2014 and September 30, 2014) (including ¥18,251,847 and ¥16,520,263 at March 31, 2014 and September 30, 2014 measured at fair value under fair value option)	40,646,275	39,141,337
Investment securities:
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥3,053,872 and ¥4,754,590 at March 31, 2014 and September 30, 2014)	51,885,652	51,169,368
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥110,100 and ¥99,976 at March 31, 2014 and September 30, 2014) (fair value of ¥2,735,127 and ¥3,498,462 at March 31, 2014 and September 30, 2014)	2,706,982	3,456,827
Other investment securities	737,617	747,649

Total investment securities	55,330,251	55,373,844

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,608,498 and ¥1,506,484 at March 31, 2014 and September 30, 2014)	110,276,411	111,194,207
Allowance for credit losses	(1,094,420)	(940,888)

Net loans	109,181,991	110,253,319

Premises and equipment—net	1,236,648	1,204,349
Accrued interest	277,222	285,226
Customers’ acceptance liability	126,838	220,035
Intangible assets—net	1,133,354	1,122,826
Goodwill	728,515	709,260
Deferred tax assets	362,267	73,126
Other assets (including ¥2,000 and ¥1,494 at March 31, 2014 and September 30, 2014 measured at fair value under fair value option)	8,018,586	8,430,177

Total assets	¥253,661,077	¥260,014,355

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥3,167	¥3,128
Interest-earning deposits in other banks	33,158	41,635
Trading account assets	2,219,754	2,508,058
Investment securities	867,779	917,884
Loans	7,019,653	6,809,794
All other assets	236,131	363,096

Total assets of consolidated VIEs	¥10,379,642	¥10,643,595

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2014	September 30, 2014
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥16,644,469	¥16,527,631
Interest-bearing	104,860,603	105,624,258
Overseas offices, principally interest-bearing	41,012,714	41,490,758

Total deposits	162,517,786	163,642,647

Call money, funds purchased, and payables under repurchase agreements	24,685,527	22,102,591
Payables under securities lending transactions	5,520,718	7,053,971
Due to trust account and other short-term borrowings (including ¥28,875 and ¥42,705 at March 31, 2014 and September 30, 2014 measured at fair value under fair value option)	11,856,281	11,864,008
Trading account liabilities	11,981,978	14,191,216
Obligations to return securities received as collateral	3,971,454	3,505,355
Bank acceptances outstanding	126,838	220,035
Accrued interest	143,362	128,270
Long-term debt (including ¥687,927 and ¥603,951 at March 31, 2014 and September 30, 2014 measured at fair value under fair value option)	14,498,678	17,945,900
Other liabilities	5,607,011	5,849,851

Total liabilities	240,909,633	246,503,844

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 14,164,026,420 shares and 14,168,606,920 shares at March 31, 2014 and September 30, 2014, with no stated value	2,089,245	2,090,206
Capital surplus	6,363,413	5,973,866
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	2,157,639	2,859,520
Accumulated other comprehensive income, net of taxes	1,357,682	1,807,143
Treasury stock, at cost—3,389,416 common shares and 3,358,058 common shares at March 31, 2014 and September 30, 2014	(2,510)	(2,494)

Total Mitsubishi UFJ Financial Group shareholders’ equity	12,205,040	12,967,812
Noncontrolling interests	546,404	542,699

Total equity	12,751,444	13,510,511

Total liabilities and equity	¥253,661,077	¥260,014,355

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥44,221	¥38,533
Long-term debt	966,838	888,528
All other liabilities	259,404	275,335

Total liabilities of consolidated VIEs	¥1,270,463	¥1,202,396

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2013	2014
Interest income:
Loans, including fees	¥817,510	¥973,824
Deposits in other banks	20,386	29,934
Investment securities	179,037	188,482
Trading account assets	187,493	206,135
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	31,511	34,834

Total	1,235,937	1,433,209

Interest expense:
Deposits	107,618	151,105
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	21,946	27,284
Due to trust account, other short-term borrowings, and trading account liabilities	27,787	31,569
Long-term debt	112,164	121,866

Total	269,515	331,824

Net interest income	966,422	1,101,385
Credit for credit losses	60,229	68,138

Net interest income after credit for credit losses	1,026,651	1,169,523

Non-interest income:
Fees and commissions income	639,422	672,050
Foreign exchange losses—net	(35,659)	(42,982)
Trading account profits (losses)—net	(192,113)	562,518
Investment securities gains—net(1)	129,961	63,232
Equity in earnings of equity method investees—net	87,151	121,538
Other non-interest income	64,700	56,426

Total	693,462	1,432,782

Non-interest expense:
Salaries and employee benefits	496,784	534,889
Occupancy expenses—net	78,619	82,643
Fees and commission expenses	111,437	118,546
Outsourcing expenses, including data processing	105,052	121,568
Depreciation of premises and equipment	49,358	54,525
Amortization of intangible assets	99,550	107,308
Impairment of intangible assets	133	108
Insurance premiums, including deposit insurance	50,445	57,200
Communications	24,924	26,721
Taxes and public charges	34,523	47,560
Other non-interest expenses	138,877	177,278

Total	1,189,702	1,328,346

Income before income tax expense	530,411	1,273,959
Income tax expense	99,411	409,999

Net income before attribution of noncontrolling interests	431,000	863,960
Net income attributable to noncontrolling interests	47,686	25,664

Net income attributable to Mitsubishi UFJ Financial Group	¥383,314	¥838,296

Income allocated to preferred shareholders:
Cash dividends paid	¥8,970	¥8,970
Changes in a foreign affiliated company’s interests in its subsidiary	3,301	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥371,043	¥829,326

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in Yen, except shares)	2013	2014
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥26.21	¥58.55
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	26.10	58.35
Cash dividend per common share	7.00	9.00
Weighted average common shares outstanding (in millions)	14,157	14,163
Weighted average diluted common shares outstanding (in millions)	14,179	14,182

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2013	2014
Decline in fair value	¥1,102	¥956
Other comprehensive income—net	202	67

Total credit losses	¥1,304	¥1,023

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2013	2014
Net income before attribution of noncontrolling interests	¥431,000	¥863,960
Other comprehensive income (loss), net of tax:
Net unrealized gains on investment securities(1)	133,548	442,705
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(12)	1,538
Defined benefit plans	17,677	15,146
Foreign currency translation adjustments	284,255	2,942

Total	435,468	462,331

Comprehensive income	866,468	1,326,291
Net income attributable to noncontrolling interests	47,686	25,664
Other comprehensive income (loss) attributable to noncontrolling interests	(1,531)	12,870

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥820,313	¥1,287,757

(1)	Includes unrealized gains of ¥130 million and ¥43 million, net of tax, related to debt securities with credit component realized in earnings for the six months ended September 30, 2013 and 2014, respectively.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2013	2014
Capital stock:
Balance at beginning of period	¥2,088,135	¥2,089,245
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,042	961

Balance at end of period	¥2,089,177	¥2,090,206

Capital surplus:
Balance at beginning of period	¥6,348,133	¥6,363,413
Stock-based compensation	(1,905)	(1,045)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,041	960
Retirement of Class 5 and 11 Preferred stock (Note 9)	—	(390,001)
Other—net	(1)	539

Balance at end of period	¥6,347,268	¥5,973,866

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥1,361,620	¥2,157,639
Net income attributable to Mitsubishi UFJ Financial Group	383,314	838,296
Cash dividends:
Common stock—¥7.00 per share in 2013 and ¥9.00 per share in 2014	(99,079)	(127,445)
Preferred stock (Class 5)—¥57.50 per share in 2013 and 2014	(8,970)	(8,970)
Losses on sales of shares of treasury stock	(176)	—
Changes in a foreign affiliated company’s interests in its subsidiary	(3,301)	—

Balance at end of period	¥1,633,408	¥2,859,520

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥574,347	¥1,357,682
Net change during the period	436,999	449,461

Balance at end of period	¥1,011,346	¥1,807,143

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2013	2014
Treasury stock, at cost:
Balance at beginning of period	¥(3,011)	¥(2,510)
Purchases of shares of treasury stock	(46)	(390,017)
Sales of shares of treasury stock	556	1
Retirement of shares of treasury stock	—	390,001
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	(38)	31

Balance at end of period	¥(2,539)	¥(2,494)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥11,318,231	¥12,967,812

Noncontrolling interests:
Balance at beginning of period	¥333,185	¥546,404
Initial subscriptions of noncontrolling interests	34,874	15,089
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	1,171	(13,375)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(39,146)	(13,424)
Net income attributable to noncontrolling interests	47,686	25,664
Dividends paid to noncontrolling interests	(14,152)	(30,465)
Other comprehensive income (loss), net of taxes	(1,531)	12,870
Other—net	(82)	(64)

Balance at end of period	¥362,005	¥542,699

Total equity	¥11,680,236	¥13,510,511

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2013	2014
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥431,000	¥863,960
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	148,908	161,833
Impairment of intangible assets	133	108
Credit for credit losses	(60,229)	(68,138)
Investment securities gains—net	(129,961)	(63,232)
Foreign exchange losses (gains)—net	(650,166)	516,072
Equity in earnings of equity method investees—net	(87,151)	(121,538)
Provision for deferred income tax expense (benefit)	(65,679)	222,795
Decrease in trading account assets, excluding foreign exchange contracts	4,696,645	255,002
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(2,950,016)	27,504
Decrease in accrued interest receivable and other receivables	23,599	32,422
Decrease in accrued interest payable and other payables	(23,032)	(161,440)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	91,984	(72,647)
Net decrease (increase) in collateral for derivative transactions	473,165	(508,262)
Other—net	(77,208)	(214,860)

Net cash provided by operating activities	1,821,992	869,579

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale securities (including proceeds from securities under fair value option)	68,974,600	82,960,979
Purchases of Available-for-sale securities (including purchases of securities under fair value option)	(66,065,322)	(77,658,168)
Proceeds from maturities of Held-to-maturity securities	387,667	339,164
Purchases of Held-to-maturity securities	(99,823)	(1,070,569)
Proceeds from sales of Other investment securities	18,176	10,458
Purchases of Other investment securities	(10,745)	(3,750)
MUB’s acquisition of PB Capital Corporation’s institutional commercial real estate lending division	(358,040)	—
Purchase of common stock investment in VietinBank, an affiliated company of BTMU	(75,136)	—
Acquisition of Mitsubishi UFJ Fund Services Holdings Limited (formerly Butterfield Fulcrum Group), a subsidiary of MUTB	(30,191)	—
Net decrease (increase) in loans	(1,363,434)	141,766
Net increase in interest-earning deposits in other banks	(7,134,067)	(7,663,837)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(302,683)	1,006,132
Capital expenditures for premises and equipment	(70,608)	(79,027)
Purchases of intangible assets	(98,370)	(106,687)
Proceeds from sales of consolidated VIEs and subsidiaries—net	112,735	60,989
Other—net	(8,874)	7,612

Net cash used in investing activities	(6,124,115)	(2,054,938)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2013	2014
Cash flows from financing activities:
Net increase (decrease) in deposits	2,304,281	(123,450)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	2,320,294	(1,585,837)
Net increase (decrease) in due to trust account	(146,066)	378,453
Net decrease in other short-term borrowings	(598,304)	(434,846)
Proceeds from issuance of long-term debt	1,721,615	4,562,866
Repayments of long-term debt	(1,394,426)	(1,304,595)
Proceeds from sales of treasury stock	402	1
Dividends paid	(108,000)	(136,410)
Payments for acquisition of preferred stock	—	(390,000)
Payments for purchase of shares of certain subsidiaries from noncontrolling interest shareholders	—	(28,937)
Other—net	13,599	(21,277)

Net cash provided by financing activities	4,113,395	915,968

Effect of exchange rate changes on cash and cash equivalents	53,008	(7,129)

Net decrease in cash and cash equivalents	(135,720)	(276,520)

Cash and cash equivalents at beginning of period	3,619,253	3,689,228

Cash and cash equivalents at end of period	¥3,483,533	¥3,412,708

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥301,261	¥363,903
Income taxes, net of refunds	73,106	259,851
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	2,274	1,493

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.

Effective July 1, 2014, BTMU’s operations in the Americas region were integrated with UnionBanCal Corporation (“UNBC”), an indirect wholly-owned subsidiary in the United States, and UNBC was renamed MUFG Americas Holdings Corporation (“MUAH”). Also effective July 1, 2014, the principal subsidiary of UNBC, Union Bank, N.A. (“Union Bank”) was renamed MUFG Union Bank, N.A. (“MUB”). Throughout these condensed consolidated financial statements, the new corporate names, MUAH and MUB are used in place of UNBC and Union Bank, respectively.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2014. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the presentation as of September 30, 2014. These reclassifications and format changes include the combined presentation of “Preferred stock” and “Common stock” into “Capital stock.”

These reclassifications and format changes did not result in a change in the previously reported financial positions and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Accounting Changes

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date—In February 2013, the FASB issued new guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity—In March 2013, the FASB issued new guidance which requires the release of an entity’s cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Amendments to the Scope, Measurement, and Disclosure Requirements for Investment Companies—In June 2013, the FASB issued guidance that changed the approach for determining whether an entity is an investment company under U.S. GAAP, and set forth certain measurement and disclosure requirements. This guidance changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. In addition, this guidance requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Also, this guidance requires additional disclosures about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption of this guidance is prohibited. The MUFG Group adopted this guidance on April 1, 2014, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Accounting for Investments in Qualified Affordable Housing Projects—In January 2014, the FASB issued guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The guidance permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost-method investment. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 and should be applied retrospectively to all periods presented. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure—In January 2014, the FASB issued guidance that clarifies that an in substance repossession or foreclosure occurs,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosures of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this guidance is permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity—In April 2014, the FASB issued new guidance that changes the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component of an entity or group of components of an entity meets certain criteria to be classified as held for sale or is disposed of. This guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position and additional disclosures about discontinued operations. Also, this guidance requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations. In cases where there will be discontinued operations, the MUFG Group will provide related disclosures as required in this guidance.

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfers of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures—In June 2014, the FASB issued new guidance which changes the accounting for both repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires an entity to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty, and information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This guidance is effective for interim and annual periods beginning after December 15, 2014, except for the disclosure requirement about repurchase agreements,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings, that is effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity—In August 2014, the FASB issued new guidance that clarifies the measurement of the financial assets and financial liabilities of a consolidated collateralized financing entity. A reporting entity that consolidates a collateralized financing entity within the scope of this guidance may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this guidance or existing guidance on fair value measurement. When a reporting entity elects the measurement alternative included in this guidance for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted as of the beginning of an annual period. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure—In August 2014, the FASB issued new guidance which requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity—In November 2014, the FASB issued new guidance which clarifies that an entity should consider all relevant terms and features including the embedded derivative feature being evaluated for bifurcation when evaluating the nature of a host contract in a hybrid financial instrument that is issued in the form of a share, and no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The guidance also clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

2.    BUSINESS DEVELOPMENTS

MUFG Americas Holdings Corporation

On June 24, 2013, MUB acquired PB Capital Corporation’s institutional commercial real estate (“CRE”) lending division for ¥358,040 million in cash. The purpose of this transaction was to expand MUAH’s CRE

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

presence in the U.S., and provide geographic and asset class diversification. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date, and measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥23,115 million as of March 31, 2014. During the six months ended September 30, 2014, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill.

MUTB’s Acquisition of Butterfield Fulcrum Group

On September 20, 2013, MUTB acquired 100% ownership of FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group headquartered in Bermuda for ¥30,191 million in cash. Butterfield Fulcrum Group is a global alternative fund administrator. MUTB has focused on strengthening its global trust banking business based on its medium-term management plan, and conducted several strategic investments in overseas asset managers. The purpose of this transaction, through the investment in a fund administration company, was to expand MUTB’s overseas asset administration capabilities. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date, and measurement period adjustments were applied to the acquisition date fair values, which resulted in recording goodwill of ¥14,443 million and intangible assets of ¥21,646 million as of March 31, 2014. During the six months ended September 30, 2014, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill and intangible assets. After this transaction, Butterfield Fulcrum Group was renamed Mitsubishi UFJ Fund Services Holdings Limited.

BTMU’s Acquisition of Bank of Ayudhya Public Company Limited

On December 18, 2013, BTMU completed a Voluntary Tender Offer (“VTO”) for Bank of Ayudhya Public Company Limited (“Krungsri”) shares at Thai baht 39 per share. Upon the completion of VTO, BTMU purchased 72.01% of Krungsri’s total outstanding shares for ¥545,840 million in cash. As a result of the acquisition of a majority stake in Krungsri by BTMU, Krungsri became a subsidiary of BTMU. The MUFG Group recorded goodwill of ¥217,386 million and intangible assets of ¥214,607 million at the acquisition date. The MUFG Group also recorded noncontrolling interests of ¥202,223 million at fair value determined by the quoted market price as of the acquisition date.

Krungsri is a commercial bank with deep market knowledge in Thailand offering diversified financial services to a wide ranging client base. Hence, the investment in Krungsri is part of BTMU’s strategy to establish a fully fledged commercial banking platform in Asia, providing comprehensive financial services to various local and multinational corporate customers. See Note 2 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information about the acquisition of Krungsri.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The table below presents the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2014 and September 30, 2014:

At March 31, 2014:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥41,388,592	¥201,539		¥1,122		¥41,589,009
Japanese prefectural and municipal bonds	195,176	7,979		24		203,131
Foreign governments and official institutions bonds	1,272,181	13,460		14,220		1,271,421
Corporate bonds	1,523,026	38,920		817		1,561,129
Residential mortgage-backed securities	1,011,644	665		31,714		980,595
Commercial mortgage-backed securities	208,690	826		9,370		200,146
Asset-backed securities	1,060,844	2,747		5,547		1,058,044
Other debt securities(1)	184,495	3,650		3,199		184,946
Marketable equity securities	2,456,992	2,384,949		4,710		4,837,231

Total	¥49,301,640	¥2,654,735		¥70,723		¥51,885,652

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥214,968	¥870		¥—		¥215,838
Foreign governments and official institutions bonds	22,091	1,099		—		23,190
Corporate bonds	5,548	7		—		5,555
Residential mortgage-backed securities	526,431	883	(2)	7,304	(3)	520,010
Commercial mortgage-backed securities	159,532	343		1,282	(3)	158,593
Asset-backed securities	1,778,412	35,908		2,379		1,811,941

Total	¥2,706,982	¥39,110		¥10,965		¥2,735,127

Notes:	(1)	Other debt securities in the table above include ¥182,613 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification, the unrealized gains before taxes at the date of reclassification remaining in Accumulated other comprehensive income (loss) (“Accumulated OCI”) in the accompanying condensed consolidated balance sheets were ¥355 million at March 31, 2014 and are not included in the table above.
	(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities, which were carried at fair value of ¥273,195 million and ¥138,340 million, respectively, from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥7,702 million and ¥9,663 million, respectively, at March 31, 2014 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2014:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,923,871	¥234,872		¥1,023		¥40,157,720
Japanese prefectural and municipal bonds	186,149	8,116		4		194,261
Foreign governments and official institutions bonds	1,579,033	18,966		8,863		1,589,136
Corporate bonds	1,354,523	34,224		804		1,387,943
Residential mortgage-backed securities	869,817	709		13,079		857,447
Commercial mortgage-backed securities	188,210	1,414		2,751		186,873
Asset-backed securities	1,050,418	1,475		4,760		1,047,133
Other debt securities(1)	167,694	4,149		2,416		169,427
Marketable equity securities	2,608,353	2,971,916		841		5,579,428

Total	¥47,928,068	¥3,275,841		¥34,541		¥51,169,368

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥815,425	¥4,981		¥9		¥820,397
Foreign governments and official institutions bonds	85,613	1,332		51		86,894
Corporate bonds	350	—		—		350
Residential mortgage-backed securities	574,550	4,281	(2)	1,383	(3)	577,448
Commercial mortgage-backed securities	177,265	4,871		548	(3)	181,588
Asset-backed securities	1,803,624	30,023		1,862		1,831,785

Total	¥3,456,827	¥45,488		¥3,853		¥3,498,462

Notes:	(1)	Other debt securities in the table above include ¥167,691 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥308 million at September 30, 2014 and are not included in the table above.
	(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥6,892 million and ¥8,818 million, respectively, at September 30, 2014 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥711,416 million and ¥719,508 million, at March 31, 2014 and September 30, 2014, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥26,201 million and ¥28,141 million at March 31, 2014 and September 30, 2014, respectively. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014 for the valuation techniques and inputs used to estimate the fair values.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

With respect to cost-method investments of ¥159,556 million and ¥172,847 million at March 31, 2014 and September 30, 2014, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine whether the investment is impaired in each reporting period. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥551,860 million and ¥546,661 million at March 31, 2014 and September 30, 2014, respectively, the MUFG Group performed a test to determine whether any impairment indicator existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of these cost-method investments, which had aggregated costs of ¥548,679 million and ¥544,228 million at March 31, 2014 and September 30, 2014, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investments of ¥2,621 million and ¥1,716 million for the six months ended September 30, 2013 and 2014, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2014 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥220,541	¥220,972	¥17,294,475
Due from one year to five years	108,996	110,710	18,630,593
Due from five years to ten years	1,904,349	1,937,429	5,506,190
Due after ten years	1,222,941	1,229,351	4,158,682

Total	¥3,456,827	¥3,498,462	¥45,589,940

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Realized Gains and Losses

For the six months ended September 30, 2013 and 2014, gross realized gains on sales of Available-for-sale securities were ¥160,543 million and ¥69,706 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥38,487 million and ¥12,429 million, respectively.

Other-than-temporary Impairments of Available-for-sale securities and Held-to-maturity securities

For the six months ended September 30, 2013 and 2014, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥4,127 million and ¥3,184 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥4,127 million for the six months ended September 30, 2013 included losses of ¥1,304 million from Available-for-sale debt securities mainly classified as corporate bonds, and ¥2,621 million from nonmarketable equity securities. The losses of ¥3,184 million for the six months ended September 30, 2014 included losses of ¥1,023 million from Available-for-sale debt securities mainly classified as corporate bonds, and ¥1,716 million from nonmarketable equity securities.

Gross Unrealized Losses and Fair Value

The following tables show the unrealized gross losses and fair values of Available-for-sale securities and Held-to-maturity securities at March 31, 2014 and September 30, 2014 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2014:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥10,469,832	¥1,122	¥—	¥—	¥10,469,832	¥1,122	49
Japanese prefectural and municipal bonds	12,555	24	—	—	12,555	24	6
Foreign governments and official institutions bonds	527,706	9,084	110,015	5,136	637,721	14,220	150
Corporate bonds	136,296	709	29,242	108	165,538	817	815
Residential mortgage-backed securities	904,239	31,094	28,406	620	932,645	31,714	431
Commercial mortgage-backed securities	135,014	8,427	8,235	943	143,249	9,370	155
Asset-backed securities	213,683	5,518	1,078	29	214,761	5,547	103
Other debt securities	46,835	1,203	68,630	1,996	115,465	3,199	51
Marketable equity securities	175,884	4,692	1	18	175,885	4,710	42

Total	¥12,622,044	¥61,873	¥245,607	¥8,850	¥12,867,651	¥70,723	1,802

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥408,244	¥7,187	¥5,681	¥117	¥413,925	¥7,304	198
Commercial mortgage-backed securities	107,048	1,033	51,545	249	158,593	1,282	28
Asset-backed securities	500,695	2,379	—	—	500,695	2,379	22

Total	¥1,015,987	¥10,599	¥57,226	¥366	¥1,073,213	¥10,965	248

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2014:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥12,033,434	¥1,023	¥—	¥—	¥12,033,434	¥1,023	38
Japanese prefectural and municipal bonds	3,086	4	—	—	3,086	4	2
Foreign governments and official institutions bonds	428,109	4,557	199,582	4,306	627,691	8,863	132
Corporate bonds	126,050	738	14,060	66	140,110	804	535
Residential mortgage-backed securities	48,242	167	738,701	12,912	786,943	13,079	369
Commercial mortgage-backed securities	11,684	14	96,791	2,737	108,475	2,751	126
Asset-backed securities	202,450	1,982	32,922	2,778	235,372	4,760	112
Other debt securities	29,823	607	73,856	1,809	103,679	2,416	40
Marketable equity securities	29,191	803	423	38	29,614	841	39

Total	¥12,912,069	¥9,895	¥1,156,335	¥24,646	¥14,068,404	¥34,541	1,393

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥99,810	¥9	¥—	¥—	¥99,810	¥9	1
Foreign governments and official institutions bonds	15,144	51	—	—	15,144	51	2
Residential mortgage-backed securities	50,313	260	279,581	1,123	329,894	1,383	171
Commercial mortgage-backed securities	14,788	120	147,567	428	162,355	548	29
Asset-backed securities	482,346	1,862	—	—	482,346	1,862	20

Total	¥662,401	¥2,302	¥427,148	¥1,551	¥1,089,549	¥3,853	223

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, and Foreign governments and official institutions bonds

As of September 30, 2014, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. The MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Residential and commercial mortgage-backed securities

As of September 30, 2014, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of September 30, 2014, unrealized losses on these securities are primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the other-than-temporary impairment. Based on the analysis performed no other-than-temporary impairment was identified as of September 30, 2014 and no impairment loss was therefore recorded.

Corporate bonds

As of September 30, 2014, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	Six months ended September 30,
	2013	2014
	(in millions)
Balance at beginning of period	¥24,525	¥12,556

Additions:
Initial credit impairments	505	713
Subsequent credit impairments	799	310
Reductions:
Securities sold or matured	(8,814)	(4,538)

Balance at end of period	¥17,015	¥9,041

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2013 and 2014 was ¥7,559 million and ¥3,156 million, respectively. Of which, the credit loss component recognized in earnings was ¥17,015 million and ¥9,041 million, and the remaining amount related to all other factors recognized in Accumulated OCI before taxes was ¥9,456 million and ¥5,885 million at September 30, 2013 and 2014, respectively.

Other debt securities

As of September 30, 2014, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds resulted from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no other-than-temporary impairment loss was recorded in the accompanying condensed consolidated statements of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2014, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and the fact that the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2014 and September 30, 2014 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2014	September 30, 2014
	(in millions)
Domestic:
Manufacturing	¥11,540,753	¥11,830,368
Construction	980,877	995,117
Real estate	10,989,562	10,829,920
Services	2,693,561	2,657,310
Wholesale and retail	8,475,143	8,258,327
Banks and other financial institutions(1)	3,985,106	4,177,491
Communication and information services	1,443,466	1,527,605
Other industries	13,496,763	12,226,941
Consumer	16,921,352	16,748,912

Total domestic	70,526,583	69,251,991

Foreign:
Governments and official institutions	811,475	903,076
Banks and other financial institutions(1)	9,792,255	10,745,585
Commercial and industrial	24,533,816	25,546,003
Other	4,872,372	4,997,485

Total foreign	40,009,918	42,192,149

Unearned income, unamortized premiums—net and deferred loan fees—net	(260,090)	(249,933)

Total(2)	¥110,276,411	¥111,194,207

Notes:	(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥46,635 million at March 31, 2014 and ¥161,143 million at September 30, 2014, respectively, which are carried at the lower of cost or estimated fair value.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The nonaccrual status of loans by class at March 31, 2014 and September 30, 2014 is shown below:

	March 31, 2014	September 30, 2014
	(in millions)
Commercial
Domestic	¥737,896	¥592,192
Manufacturing	167,859	147,643
Construction	30,093	24,005
Real estate	141,974	100,955
Services	72,059	59,101
Wholesale and retail	211,770	169,873
Banks and other financial institutions	7,234	5,824
Communication and information services	24,956	24,411
Other industries	35,959	20,494
Consumer	45,992	39,886
Foreign-excluding MUAH and Krungsri	82,617	55,446
Residential	111,252	98,272
Card	72,483	68,778
MUAH	46,574	52,023
Krungsri	25,973	44,435

Total(1)	¥1,076,795	¥911,146

Note:	(1)

The above table does not include loans held for sale of nil and ¥3,222 million at March 31, 2014 and September 30, 2014, respectively, and loans acquired with deteriorated credit quality of ¥38,651 million and ¥30,257 million, at March 31, 2014 and September 30, 2014, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2014 and September 30, 2014:

	Recorded Loan Balance
At March 31, 2014:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥1,006,333	¥257,215	¥1,263,548	¥1,312,320	¥544,224
Manufacturing	368,866	55,003	423,869	431,745	181,389
Construction	30,537	13,298	43,835	45,323	18,731
Real estate	141,225	63,625	204,850	212,353	52,814
Services	101,969	27,342	129,311	139,299	54,469
Wholesale and retail	248,932	58,633	307,565	317,614	169,523
Banks and other financial institutions	8,295	94	8,389	8,403	6,954
Communication and information services	25,443	11,509	36,952	39,292	16,473
Other industries	36,821	9,634	46,455	47,866	26,903
Consumer	44,245	18,077	62,322	70,425	16,968
Foreign-excluding MUAH and Krungsri	193,360	2,360	195,720	195,935	96,218
Loans acquired with deteriorated credit quality	18,787	186	18,973	32,078	6,111
Residential	203,600	11,563	215,163	255,627	70,393
Card	102,852	762	103,614	115,819	29,244
MUAH	39,552	24,457	64,009	71,210	4,131
Krungsri(3)	—	—	—	—	—

Total(4)	¥1,564,484	¥296,543	¥1,861,027	¥1,982,989	¥750,321

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2014:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥861,953	¥295,202	¥1,157,155	¥1,205,788	¥429,346
Manufacturing	325,757	103,387	429,144	438,857	149,690
Construction	26,967	12,857	39,824	41,105	14,507
Real estate	113,839	52,463	166,302	175,283	42,376
Services	90,577	27,040	117,617	124,464	42,728
Wholesale and retail	216,376	59,232	275,608	284,640	133,218
Banks and other financial institutions	6,409	487	6,896	7,262	5,313
Communication and information services	24,567	11,448	36,015	38,226	15,383
Other industries	22,445	8,619	31,064	32,543	13,668
Consumer	35,016	19,669	54,685	63,408	12,463
Foreign-excluding MUAH and Krungsri	163,764	2,321	166,085	166,243	78,999
Loans acquired with deteriorated credit quality	13,538	—	13,538	26,238	3,688
Residential	168,057	9,894	177,951	214,345	55,924
Card	95,461	632	96,093	108,562	27,320
MUAH	50,172	12,657	62,829	69,135	6,425
Krungsri	17,201	6,068	23,269	33,952	4,164

Total(4)	¥1,370,146	¥326,774	¥1,696,920	¥1,824,263	¥605,866

Notes:	(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans at March 31, 2014 and September 30, 2014 are accrual TDRs as follows: ¥642,408 million and ¥677,336 million—Commercial; ¥99,359 million and ¥76,615 million—Residential; ¥51,834 million and ¥48,008 million—Card; ¥38,666 million and ¥30,109 million—MUAH; and nil and ¥6,056 million—Krungsri, respectively.
(3)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no impaired loans were stated at March 31, 2014 in the above table.
(4)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥10,136 million at March 31, 2014 and September 30, 2014, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013		2014
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,407,949	¥12,528	¥1,210,343	¥10,951
Manufacturing	433,924	3,656	426,503	3,690
Construction	49,815	544	41,843	416
Real estate	239,686	1,874	185,578	1,624
Services	146,283	1,534	123,464	1,291
Wholesale and retail	355,627	3,188	291,589	2,559
Banks and other financial institutions	11,883	106	7,643	63
Communication and information services	48,152	519	36,483	374
Other industries	51,191	497	38,759	373
Consumer	71,388	610	58,481	561
Foreign-excluding MUAH and Krungsri	189,442	1,537	181,178	1,458
Loans acquired with deteriorated credit quality	35,654	1,525	16,214	737
Residential	288,835	2,931	196,557	2,308
Card	118,873	2,754	99,853	2,236
MUAH	60,344	1,161	60,989	1,361
Krungsri	—	—	11,746	266

Total	¥2,101,097	¥22,436	¥1,776,880	¥19,317

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows a rollforward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥945,623	¥832,267
Additions (new accrual TDR status)(1)	121,353	144,810
Transfers to other impaired loans (including nonaccrual TDRs)	(24,716)	(16,726)
Loans sold	(7,571)	(11)
Principal payments and other	(158,333)	(122,216)

Balance at end of period(1)	¥876,356	¥838,124

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥1,255,143	¥1,028,760
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	158,866	121,851
Charge-off	(80,153)	(37,577)
Transfers to accrual TDRs	(28,472)	(27,845)
Loans sold	(27,899)	(8,416)
Principal payments and other	(151,537)	(217,977)

Balance at end of period(1)	¥1,125,948	¥858,796

Notes:	(1)	In the above table, lease receivables of ¥1,634 million in the Krungsri segment, which were modified as TDRs and reported as either accrual TDRs or nonaccrual TDRs, are excluded from the additions of TDRs for the six months ended September 30, 2014, and the related ending balances of such TDRs amounting to ¥1,619 million, are also excluded from the balance of TDRs as of September 30, 2014.
	(2)	Included in additions of other impaired loans for the six months ended September 30, 2013 and 2014 are nonaccrual TDRs as follows: ¥6,060 million and ¥6,453 million—Card; ¥9,237 million and ¥9,545 million—MUAH; and nil and ¥1,466 million—Krungsri, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following tables summarize the MUFG Group’s TDRs by class during the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013			2014
	Troubled Debt Restructurings(4)		Troubled Debt Restructurings That Subsequently Defaulted	Troubled Debt Restructurings(4)		Troubled Debt Restructurings That Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥114,940	¥91,435	¥9,395	¥126,396	¥114,557	¥2,780
Manufacturing	64,314	40,809	3,070	77,675	65,836	1,271
Construction	1,444	1,444	17	3,824	3,824	14
Real estate	11,596	11,596	1,096	6,714	6,714	119
Services	9,860	9,860	726	9,881	9,881	263
Wholesale and retail	21,748	21,748	2,364	24,060	24,060	884
Banks and other financial institutions	1	1	—	—	—	—
Communication and information services	1,185	1,185	1,477	1,763	1,763	115
Other industries	2,445	2,445	152	1,277	1,277	—
Consumer	2,347	2,347	493	1,202	1,202	114
Foreign-excluding MUAH and Krungsri	410	410	—	1,664	1,664	—
Loans acquired with deteriorated credit quality	—	—	—	1,607	1,607	—
Residential(1)(3)	17,324	17,324	389	15,831	15,831	90
Card(2)(3)	9,194	9,032	2,235	9,689	9,559	1,848
MUAH(2)(3)	19,022	18,449	1,721	11,507	11,476	1,458
Krungsri(2)(3)	—	—	—	9,241	9,214	—

Total	¥160,890	¥136,650	¥13,740	¥175,935	¥163,908	¥6,176

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
	(3)

For the six months ended September 30, 2013, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and MUAH segments, respectively.

For the six months ended September 30, 2014, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, reduction in the stated rate was the primary concession type in the Card and Krungsri segments and payment deferrals was the primary concession type in the MUAH segment.

	(4)	For the six months ended September 30, 2014, the MUFG Group reported the amounts of TDRs which include only the first modification for those which are modified more than once during the same period, in place of the previously reported amounts which include accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may occur on multiple occasions during the same period. The amounts for the six months ended September 30, 2013 were revised to conform to the current year presentation and enable comparisons between the relevant amounts for the six months ended September 30, 2013 and 2014, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in millions)
Commercial(1)
Domestic	¥528,133	¥565,321
Manufacturing	257,049	281,679
Construction	13,751	15,819
Real estate	64,028	65,349
Services	57,480	58,689
Wholesale and retail	95,809	105,737
Banks and other financial institutions	1,156	1,071
Communication and information services	11,996	11,604
Other industries	10,496	10,575
Consumer	16,368	14,798
Foreign-excluding MUAH and Krungsri	114,275	112,015
Residential(1)	99,359	76,615
Card(2)	103,614	96,093
MUAH(2)	62,363	55,396
Krungsri(2)(3)	—	9,127

Total	¥907,744	¥914,567

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2014 and September 30, 2014 are nonaccrual TDRs as follows: ¥51,780 million and ¥48,085 million—Card; ¥23,697 million and ¥25,287 million—MUAH; and nil and ¥1,452 million—Krungsri, respectively.
	(3)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no TDRs were stated at March 31, 2014 in the above table.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2013 and 2014 was not material.

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above table represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2014 and September 30, 2014 are shown below:

At March 31, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥50,608,911	¥3,549,135	¥737,692	¥54,895,738
Manufacturing	10,032,892	1,329,356	167,859	11,530,107
Construction	786,640	163,313	30,093	980,046
Real estate	9,747,076	716,302	141,774	10,605,152
Services	2,279,379	328,142	72,059	2,679,580
Wholesale and retail	7,582,548	651,659	211,770	8,445,977
Banks and other financial institutions	3,959,266	18,494	7,234	3,984,994
Communication and information services	1,349,217	68,863	24,956	1,443,036
Other industries	13,274,021	182,727	36,054	13,492,802
Consumer	1,597,872	90,279	45,893	1,734,044
Foreign-excluding MUAH and Krungsri	28,399,163	1,132,038	84,849	29,616,050
Loans acquired with deteriorated credit quality	32,430	33,100	10,210	75,740

Total	¥79,040,504	¥4,714,273	¥832,751	¥84,587,528

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,864,856	¥113,449	¥14,978,305
Card	¥535,511	¥73,110	¥608,621

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,003,826	¥34,989	¥3,946,961	¥98,645	¥95,167	¥7,179,588

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥2,923,087	¥101,184	¥51,590	¥3,075,861

At September 30, 2014:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥50,384,423	¥3,017,821	¥592,457	¥53,994,701
Manufacturing	10,609,563	1,065,647	147,787	11,822,997
Construction	883,359	86,865	24,005	994,229
Real estate	9,821,405	685,767	100,947	10,608,119
Services	2,331,708	254,086	59,113	2,644,907
Wholesale and retail	7,454,290	610,818	169,873	8,234,981
Banks and other financial institutions	4,158,981	12,571	5,824	4,177,376
Communication and information services	1,443,814	58,958	24,411	1,527,183
Other industries	12,040,257	162,704	20,605	12,223,566
Consumer	1,641,046	80,405	39,892	1,761,343
Foreign-excluding MUAH and Krungsri	30,677,450	953,306	58,357	31,689,113
Loans acquired with deteriorated credit quality	24,472	29,319	7,595	61,386

Total	¥81,086,345	¥4,000,446	¥658,409	¥85,745,200

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,408,464	¥100,219	¥14,508,683
Card	¥510,928	¥69,395	¥580,323

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,086,716	¥29,293	¥4,008,889	¥93,353	¥85,446	¥7,303,697

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥2,918,386	¥100,798	¥64,496	¥3,083,680

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥59,963 million and ¥61,414 million at March 31, 2014 and September 30, 2014, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15, with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.

Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, Substandard, Doubtful, and Doubtful of Loss primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have the overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have the overdue principal or interest payments for a cumulative period exceeding three months commencing from the contractual due date.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2014 and September 30, 2014 are based on information as of March 31, 2014 and September 30, 2014, respectively. For the MUAH and Krungsri segments, credit quality indicators at March 31, 2014 and September 30, 2014 are generally based on December 31, 2013 and June 30, 2014 information, respectively.

Past Due Analysis

Ages of past due loans by class at March 31, 2014 and September 30, 2014 are shown below:

At March 31, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥26,210	¥53,632	¥79,842	¥54,815,896	¥54,895,738	¥6,543
Manufacturing	5,363	7,192	12,555	11,517,552	11,530,107	—
Construction	718	664	1,382	978,664	980,046	1
Real estate	4,859	9,689	14,548	10,590,604	10,605,152	2,233
Services	4,315	2,781	7,096	2,672,484	2,679,580	10
Wholesale and retail	4,624	22,829	27,453	8,418,524	8,445,977	3
Banks and other financial institutions	1	52	53	3,984,941	3,984,994	—
Communication and information services	680	1,371	2,051	1,440,985	1,443,036	—
Other industries	667	1,554	2,221	13,490,581	13,492,802	—
Consumer	4,983	7,500	12,483	1,721,561	1,734,044	4,296
Foreign-excluding MUAH and Krungsri	3,283	7,109	10,392	29,605,658	29,616,050	357
Residential	85,549	54,462	140,011	14,822,995	14,963,006	40,500
Card	21,653	33,381	55,034	540,886	595,920	—
MUAH	30,036	14,333	44,369	7,078,621	7,122,990	527
Krungsri	66,871	22,121	88,992	2,936,194	3,025,186	—

Total	¥233,602	¥185,038	¥418,640	¥109,800,250	¥110,218,890	¥47,927

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2014:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥14,591	¥29,880	¥44,471	¥53,950,230	¥53,994,701	¥6,407
Manufacturing	1,202	4,470	5,672	11,817,325	11,822,997	81
Construction	427	704	1,131	993,098	994,229	—
Real estate	3,808	6,803	10,611	10,597,508	10,608,119	1,561
Services	965	2,894	3,859	2,641,048	2,644,907	62
Wholesale and retail	2,802	4,757	7,559	8,227,422	8,234,981	162
Banks and other financial institutions	—	507	507	4,176,869	4,177,376	—
Communication and information services	717	1,356	2,073	1,525,110	1,527,183	15
Other industries	500	579	1,079	12,222,487	12,223,566	29
Consumer	4,170	7,810	11,980	1,749,363	1,761,343	4,497
Foreign-excluding MUAH and Krungsri	3,394	4,927	8,321	31,680,792	31,689,113	342
Residential	86,876	52,532	139,408	14,354,595	14,494,003	39,909
Card	19,487	32,460	51,947	516,043	567,990	—
MUAH	27,164	11,758	38,922	7,246,723	7,285,645	1,102
Krungsri	69,516	40,821	110,337	2,933,761	3,044,098	—

Total	¥221,028	¥172,378	¥393,406	¥110,682,144	¥111,075,550	¥47,760

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of MUAH do not include ¥1,600 million and ¥202 million of FDIC covered loans at March 31, 2014 and September 30, 2014, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2013 and 2014 are shown below:

Six months ended September 30, 2013:	Commercial	Residential	Card	MUAH	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987
Provision (credit) for credit losses	(47,102)	(15,078)	4,193	(2,242)	(60,229)
Charge-offs	102,320	525	12,286	3,728	118,859
Recoveries	11,607	121	1,729	1,609	15,066

Net charge-offs	90,713	404	10,557	2,119	103,793
Others(1)	3,963	3	—	7,516	11,482

Balance at end of period	¥934,611	¥141,730	¥45,506	¥61,600	¥1,183,447

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420
Provision (credit) for credit losses	(102,294)	(15,481)	1,621	(916)	48,932	(68,138)
Charge-offs	67,799	10,806	6,177	2,140	9,908	96,830
Recoveries	6,646	109	1,641	2,027	—	10,423

Net charge-offs	61,153	10,697	4,536	113	9,908	86,407
Others(1)	3,689	—	—	(2,305)	(371)	1,013

Balance at end of period	¥717,099	¥90,735	¥37,711	¥56,690	¥38,653	¥940,888

Notes:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.
	(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss was stated at the beginning of period for the six month ended September 30, 2014 in the above table.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2014 and September 30, 2014 are shown below:

At March 31, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥640,442	¥69,613	¥29,244	¥4,131	¥—	¥743,430
Collectively evaluated for impairment	209,117	45,355	11,312	55,777	—	321,561
Loans acquired with deteriorated credit quality	27,298	1,945	70	116	—	29,429

Total	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420

Loans:
Individually evaluated for impairment	¥1,459,268	¥211,802	¥102,930	¥64,009	¥—	¥1,838,009
Collectively evaluated for impairment	83,052,520	14,751,204	492,990	7,060,581	3,025,186	108,382,481
Loans acquired with deteriorated credit quality	75,740	15,299	12,701	114,961	50,675	269,376

Total(1)	¥84,587,528	¥14,978,305	¥608,621	¥7,239,551	¥3,075,861	¥110,489,866

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥508,345	¥55,127	¥27,320	¥6,425	¥3,554	¥600,771
Collectively evaluated for impairment	184,627	33,226	10,348	49,961	34,480	312,642
Loans acquired with deteriorated credit quality	24,127	2,382	43	304	619	27,475

Total	¥717,099	¥90,735	¥37,711	¥56,690	¥38,653	¥940,888

Loans:
Individually evaluated for impairment	¥1,323,240	¥174,886	¥95,422	¥62,829	¥16,815	¥1,673,192
Collectively evaluated for impairment	84,360,574	14,319,117	472,568	7,223,018	3,027,283	109,402,560
Loans acquired with deteriorated credit quality	61,386	14,680	12,333	79,264	39,582	207,245

Total(1)	¥85,745,200	¥14,508,683	¥580,323	¥7,365,111	¥3,083,680	¥111,282,997

Notes:	(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there have been no indications that allowance for credit loss is necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit loss was stated at March 31, 2014 in the above table.

The MUFG Group purchased ¥329 billion of loans within the MUAH segment during the six months ended September 30, 2013. See Note 2 for MUB’s acquisition of PB Capital Corporation’s institutional CRE lending division.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions)
Balance at beginning of period
Goodwill	¥2,158,512	¥2,476,863
Accumulated impairment losses	(1,740,556)	(1,748,348)

	417,956	728,515
Goodwill acquired during the six months(1)	42,351	—
Foreign currency translation adjustments and other	37,116	(19,255)

Balance at end of period
Goodwill	2,237,979	2,457,608
Accumulated impairment losses	(1,740,556)	(1,748,348)

	¥497,423	¥709,260

Note:	(1)	See Note 2 for the goodwill acquired in connection with principal acquisitions. During the six months ended March 31, 2014, measurement period adjustments were applied to the acquisition date fair values, which subsequently adjusted goodwill recorded. See Note 2 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in millions)
Intangible assets subject to amortization:
Software	¥612,714	¥636,582
Core deposit intangibles	214,969	197,485
Customer relationships	232,900	218,629
Trade names	55,793	53,393
Other	6,192	6,005

Total	1,122,568	1,112,094
Intangible assets not subject to amortization:
Indefinite-lived trade names	3,037	3,037
Other	7,749	7,695

Total	10,786	10,732

Total	¥1,133,354	¥1,122,826

The impairment losses on other intangible assets for the six months ended September 30, 2013 and 2014 were ¥133 million and ¥108 million, respectively, which are included in Impairment of intangible assets in the accompanying condensed consolidated statements of income. The intangible assets were valued based on discounted expected future cash flows.

6.    PLEDGED ASSETS

At September 30, 2014, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2014
(in millions)
Trading account securities	¥11,749,717
Investment securities	7,414,162
Loans	8,978,673
Other	104,972

Total	¥28,247,524

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2014
(in millions)
Deposits	¥528,557
Call money and funds purchased	716,755
Payables under repurchase agreements and securities lending transactions	15,052,147
Other short-term borrowings and long-term debt	11,753,516
Other	196,549

Total	¥28,247,524

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In addition, at September 30, 2014, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating to ¥19,487,994 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.

At March 31, 2014 and September 30, 2014, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,045,851 million and ¥1,734,703 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥454,506 million and ¥622,008 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2013	2014	2013		2014
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥20,502	¥16,960	¥5,500	¥736	¥6,409	¥603
Interest cost on projected benefit obligation	11,332	10,088	6,552	636	7,858	748
Expected return on plan assets	(27,114)	(27,514)	(9,745)	(753)	(11,854)	(929)
Amortization of net actuarial loss	12,411	7,027	4,925	331	4,223	84
Amortization of prior service cost	(6,080)	(4,729)	22	(34)	(237)	(142)
Loss (gain) on settlements and curtailment	(826)	(810)	—	—	23	—

Net periodic benefit cost	¥10,225	¥1,022	¥7,254	¥916	¥6,422	¥364

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2014 and expects to contribute for the remainder of the fiscal year ending March 31, 2015 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2014	¥20.6	¥12.5	¥0.7
For the remainder of the fiscal year ending March 31, 2015	¥20.2	¥2.1	¥0.7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2014 and September 30, 2014, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheet. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2014	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,810	¥—	¥11,810	¥(9,552)	¥(360)	¥1,898
Receivables under resale agreements	10,346	(3,046)	7,300	(6,502)	(7)	791
Receivables under securities borrowing transactions	4,210	—	4,210	(3,614)	—	596

Total	¥26,366	¥(3,046)	¥23,320	¥(19,668)	¥(367)	¥3,285

Financial liabilities:
Derivative liabilities	¥11,765	¥—	¥11,765	¥(9,437)	¥(984)	¥1,344
Payables under repurchase agreements(1)	24,674	(3,046)	21,628	(21,345)	(5)	278
Payables under securities lending transactions	5,521	—	5,521	(4,795)	(9)	717
Obligations to return securities received as collateral	3,971	—	3,971	(220)	—	3,751

Total	¥45,931	¥(3,046)	¥42,885	¥(35,797)	¥(998)	¥6,090

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2014	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥13,464	¥—	¥13,464	¥(10,521)	¥(554)	¥2,389
Receivables under resale agreements	8,807	(2,587)	6,220	(5,594)	—	626
Receivables under securities borrowing transactions	4,335	—	4,335	(4,073)	—	262

Total	¥26,606	¥(2,587)	¥24,019	¥(20,188)	¥(554)	¥3,277

Financial liabilities:
Derivative liabilities	¥13,810	¥—	¥13,810	¥(10,561)	¥(1,593)	¥1,656
Payables under repurchase agreements(1)	21,218	(2,587)	18,631	(18,304)	(6)	321
Payables under securities lending transactions	7,054	—	7,054	(6,797)	(8)	249
Obligations to return securities received as collateral	3,505	—	3,505	(211)	—	3,294

Total	¥45,587	¥(2,587)	¥43,000	¥(35,873)	¥(1,607)	¥5,520

Note:	(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥360,220 million and ¥656,525 million at March 31, 2014 and September 30, 2014, respectively, which are included in Long-term debt in the accompanying condensed consolidated balance sheets.

9.    PREFERRED STOCK

The number of shares of preferred stock authorized and outstanding, and aggregate amount by liquidation preference at March 31, 2014 and September 30, 2014 were as follows:

	March 31, 2014			September 30, 2014
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 5	400,000,000	156,000,000	¥390,000	400,000,000	—	¥—
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	—	—

			¥390,001			¥—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

On April 1, 2014, MUFG acquired all of the First Series of Class 5 Preferred Stock, and canceled all the acquired shares. Acquisition price was ¥2,500 per share, totaling ¥390,000 million.

On August 1, 2014, 1,000 shares of Class 11 Preferred Stock were acquired in exchange for 1,245 shares of common stock, and those Preferred Stock had been recorded as Treasury stock.

On August 29, 2014, 1,000 shares of Class 11 Preferred Stock were retired.

These retirements of preferred stock were accounted for by decreasing Capital surplus by ¥390,001 million. As of September 30, 2014, there were no preferred stock outstanding and the entire amount of Capital stock on the condensed consolidated balance sheet consisted of only common stock.

See Note 16 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information about preferred stock.

10.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains on investment securities:
Balance at beginning of period	¥1,106,316	¥1,272,723
Net change during the period	140,483	422,648

Balance at end of period	¥1,246,799	¥1,695,371

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥2,170	¥1,809
Net change during the period	(12)	1,538

Balance at end of period	¥2,158	¥3,347

Defined benefit plans:
Balance at beginning of period	¥(322,537)	¥(206,336)
Net change during the period	17,716	15,220

Balance at end of period	¥(304,821)	¥(191,116)

Foreign currency translation adjustments:
Balance at beginning of period	¥(211,602)	¥289,486
Net change during the period	278,812	10,055

Balance at end of period	¥67,210	¥299,541

Balance at end of period	¥1,011,346	¥1,807,143

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013			2014
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains on investment securities	¥352,629	¥(137,570)	¥215,059	¥735,633	¥(254,399)	¥481,234
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(131,056)	49,545	(81,511)	(59,713)	21,184	(38,529)

Net change	221,573	(88,025)	133,548	675,920	(233,215)	442,705
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(6,935)			20,057

Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			140,483			422,648

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	1,294	(502)	792	7,867	(3,118)	4,749
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(1,324)	520	(804)	(5,290)	2,079	(3,211)

Net change	(30)	18	(12)	2,577	(1,039)	1,538
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(12)			1,538

Defined benefit plans:
Defined benefit plans	16,090	(4,964)	11,126	18,407	(6,864)	11,543
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	10,764	(4,213)	6,551	5,511	(1,908)	3,603

Net change	26,854	(9,177)	17,677	23,918	(8,772)	15,146
Defined benefit plans attributable to noncontrolling interests			(39)			(74)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			17,716			15,220

Foreign currency translation adjustments:
Foreign currency translation adjustments	296,051	(11,842)	284,209	33,273	(30,644)	2,629
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	968	(922)	46	512	(199)	313

Net change	297,019	(12,764)	284,255	33,785	(30,843)	2,942
Foreign currency translation adjustments attributable to noncontrolling interests			5,443			(7,113)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			278,812			10,055

Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥436,999			¥449,461

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2013 and 2014:

Six months ended September 30, 2013 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the condensed consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(129,860)		Investment securities gains—net
Other	(1,196)

	(131,056)		Total before tax
	49,545		Income tax expense

	¥(81,511)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(1,387)		Interest income on Loans, including fees
Other	63

	(1,324)		Total before tax
	520		Income tax expense

	¥(804)		Net of tax

Defined benefit plans
Net actuarial loss	¥17,667	(1)
Prior service cost	(6,092	)(1)
Loss (gain) on settlements and curtailment, and other	(811	)(1)

	10,764		Total before tax
	(4,213)		Income tax expense

	¥6,551		Net of tax

Foreign currency translation adjustments	¥968		Other non-interest expenses

	968		Total before tax
	(922)		Income tax expense

	¥46		Net of tax

Total reclassifications for the period	¥(120,648)		Total before tax
	44,930		Income tax expense

	¥(75,718)		Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2014 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the condensed consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(60,903)		Investment securities gains—net
Other	1,190

	(59,713)		Total before tax
	21,184		Income tax expense

	¥(38,529)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(5,069)		Interest income on Loans, including fees
Other	(221)

	(5,290)		Total before tax
	2,079		Income tax expense

	¥(3,211)		Net of tax

Defined benefit plans
Net actuarial loss	¥11,334	(1)
Prior service cost	(5,108	)(1)
Loss (gain) on settlements and curtailment, and other	(715	)(1)

	5,511		Total before tax
	(1,908)		Income tax expense

	¥3,603		Net of tax

Foreign currency translation adjustments	¥512		Other non-interest expenses

	512		Total before tax
	(199)		Income tax expense

	¥313		Net of tax

Total reclassifications for the period	¥(58,980)		Total before tax
	21,156		Income tax expense

	¥(37,824)		Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2013 and 2014:

	Six months ended September 30,
	2013	2014
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥383,314	¥838,296
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	—	537

Net transfers from the noncontrolling interest shareholders	—	537

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥383,314	¥838,833

12.    EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share (“EPS”) to the adjusted amounts for the computation of diluted EPS for the six months ended September 30, 2013 and 2014 are as follows:

	Six months ended September 30,
	2013	2014
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥383,314	¥838,296
Income allocable to preferred shareholders:
Cash dividends paid	(8,970)	(8,970)
Changes in a foreign affiliated company’s interests in its subsidiary	(3,301)	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	371,043	829,326

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	(940)	(1,781)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥370,103	¥827,545

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2013	2014
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,157,332	14,163,257
Effect of dilutive instruments:
Convertible preferred stock	1	1
Stock options	21,553	19,129

Weighted average common shares for diluted EPS computation	14,178,886	14,182,387

	Six months ended September 30,
	2013	2014
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥26.21	¥58.55

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥26.10	¥58.35

In computing the number of the potentially dilutive common shares for the six months ended September 30, 2013, Class 11 Preferred Stock has been based on the conversion price of ¥865.9. On August 1, 2014, all outstanding Class 11 Preferred Stock were mandatorily converted into shares of common stock at a conversion price of ¥802.6. The impact of the mandatory conversion of Class 11 Preferred Stock was reflected in computations of EPS and diluted EPS for the six months ended September 30, 2014.

13.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2014 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2014, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUAH whose fiscal period ends on December 31.

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥ 831.2 billion at June 30, 2014 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received (or paid) under the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At June 30, 2014, the weighted average remaining life of the currently active cash flow hedges was approximately 3.85 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of Accumulated OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At June 30, 2014, MUAH expects to reclassify approximately ¥9.7 billion of income from Accumulated OCI to net interest income during the twelve months ending June 30, 2015. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2014.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, the effective portion of the gain or loss on the hedging instruments is reported in interest expense and the ineffective portion is recorded in noninterest expense. For the six months ended June 30, 2014, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2014 and September 30, 2014:

	Notional amounts(1)
	March 31, 2014	September 30, 2014
	(in trillions)
Interest rate contracts	¥962.5	¥1,042.0
Foreign exchange contracts	169.5	192.3
Equity contracts	3.1	3.6
Commodity contracts	2.5	1.8
Credit derivatives	7.1	7.0
Others	2.7	3.0

Total	¥1,147.4	¥1,249.7

Note:	(1)	Includes both written and purchased position.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2014 and September 30, 2014:

	Fair value of derivative instruments
	March 31, 2014(1)(5)			September 30, 2014(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥8,616	¥1	¥8,617	¥9,078	¥4	¥9,082
Foreign exchange contracts	2,916	—	2,916	4,080	—	4,080
Equity contracts	149	—	149	174	—	174
Commodity contracts	69	—	69	67	—	67
Credit derivatives	57	—	57	58	—	58
Others(6)	2	—	2	3	—	3

Total derivative assets	¥11,809	¥1	¥11,810	¥13,460	¥4	¥13,464

Derivative liabilities:
Interest rate contracts	¥8,522	¥1	¥8,523	¥8,889	¥—	¥8,889
Foreign exchange contracts	2,999	—	2,999	4,612	—	4,612
Equity contracts	144	—	144	188	—	188
Commodity contracts	60	—	60	60	—	60
Credit derivatives	62	—	62	60	—	60
Others(6)	(23)	—	(23)	1	—	1

Total derivative liabilities	¥11,764	¥1	¥11,765	¥13,810	¥—	¥13,810

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2013 and 2014:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2013:
Interest rate contracts	¥—	¥34	¥34
Foreign exchange contracts	(3)	—	(3)
Equity contracts	—	(94)	(94)
Commodity contracts	—	(4)	(4)
Others	(2)	2	—

Total	¥(5)	¥(62)	¥(67)

Six months ended September 30, 2014:
Interest rate contracts	¥—	¥171	¥171
Foreign exchange contracts	(189)	—	(189)
Equity contracts	—	(82)	(82)
Credit derivatives	—	1	1
Others	(2)	(27)	(29)

Total	¥(191)	¥63	¥(128)

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2013	2014
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥1	¥8

Total	¥1	¥8

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥1	¥5

Total	¥1	¥5

Note:	(1)	Included in Interest income.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2014 for a more detailed explanation and discussion of credit derivatives.

The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2014 and September 30, 2014:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2014:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥422,991	¥1,952,552	¥78,741	¥2,454,284	¥(30,634)
Non-investment grade	49,579	180,168	2,750	232,497	1,326
Not rated	1,132	4,221	—	5,353	(74)

Total	473,702	2,136,941	81,491	2,692,134	(29,382)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	940	83,816	166,629	251,385	(3,316)
Non-investment grade	—	—	—	—	—

Total	940	83,816	166,629	251,385	(3,316)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	122,837	339,606	1,000	463,443	(5,520)
Non-investment grade	—	7,407	—	7,407	(779)
Not rated	—	51,527	—	51,527	(487)

Total	122,837	398,540	1,000	522,377	(6,786)

Total index and basket credit default swaps sold	123,777	482,356	167,629	773,762	(10,102)

Total credit default swaps sold	¥597,479	¥2,619,297	¥249,120	¥3,465,896	¥(39,484)

Credit-linked notes(3)	¥—	¥—	¥4,546	¥4,546	¥(4,368)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2014:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥533,866	¥1,878,601	¥62,565	¥2,475,032	¥(34,854)
Non-investment grade	53,711	174,284	4,800	232,795	(830)
Not rated	2,500	—	—	2,500	(19)

Total	590,077	2,052,885	67,365	2,710,327	(35,703)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	940	249,828	—	250,768	(4,390)
Non-investment grade	—	2,880	—	2,880	(10)

Total	940	252,708	—	253,648	(4,400)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	155,789	288,110	—	443,899	(5,838)
Non-investment grade	—	9,758	—	9,758	(818)
Not rated	3,391	62,625	—	66,016	(1,801)

Total	159,180	360,493	—	519,673	(8,457)

Total index and basket credit default swaps sold	160,120	613,201	—	773,321	(12,857)

Total credit default swaps sold	¥750,197	¥2,666,086	¥67,365	¥3,483,648	¥(48,560)

Credit-linked notes(3)	¥—	¥—	¥2,767	¥2,767	¥(2,715)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥35 billion and ¥3,048 billion, respectively, at March 31, 2014, and approximately ¥43 billion and ¥3,075 billion, respectively, at September 30, 2014.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2014 and September 30, 2014 was approximately ¥2.5 trillion and ¥3.0 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥253 billion and ¥494 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥125 billion and ¥43 billion, respectively, as of March 31, 2014 and ¥134 billion and ¥151 billion, respectively, as of September 30, 2014.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2014. The table below presents the contractual or notional amounts of such guarantees at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions)
Standby letters of credit and financial guarantees	¥3,774	¥4,038
Performance guarantees	2,571	2,792
Derivative instruments(1)(2)	68,811	72,959
Liabilities of trust accounts	7,751	8,017

Total	¥82,907	¥87,806

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2014 and September 30, 2014. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

At March 31, 2014:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,774	¥3,500	¥171	¥9	¥94
Performance guarantees	2,571	2,493	53	8	17

Total	¥6,345	¥5,993	¥224	¥17	¥111

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2014:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,038	¥3,799	¥145	¥7	¥87
Performance guarantees	2,792	2,726	42	7	17

Total	¥6,830	¥6,525	¥187	¥14	¥104

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2014.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2014. The table below presents the contractual amounts with regard to such instruments at March 31, 2014 and September 30, 2014:

	March 31, 2014	September 30, 2014
	(in billions)
Commitments to extend credit	¥72,240	¥74,861
Commercial letters of credit	855	981
Commitments to make investments	81	68
Other	21	18

15.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥54,068 million and ¥45,245 million as of March 31, 2014 and September 30, 2014, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2013 and 2014 were not material.

Litigation

The MUFG Group is subject to various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

16.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2014 and September 30, 2014:

Consolidated VIEs	Consolidated assets
At March 31, 2014:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,202,924	¥30,484	¥117,116	¥1,783	¥762,103	¥5,277,749	¥13,689
Investment funds	2,433,575	46,198	36,076	2,190,419	10,270	—	150,612
Special purpose entities created for structured financing	257,874	1,840	2,794	—	—	236,115	17,125
Repackaged instruments	29,296	—	—	29,296	—	—	—
Securitization of the MUFG Group’s assets	1,473,901	—	—	—	—	1,439,002	34,899
Trust arrangements	1,325,602	—	1,528	139	95,339	1,226,221	2,375
Others	84,882	342	680	—	73	48,914	34,873

Total consolidated assets before elimination	11,808,054	78,864	158,194	2,221,637	867,785	8,228,001	253,573
The amounts eliminated in consolidation	(1,428,412)	(75,697)	(125,036)	(1,883)	(6)	(1,208,348)	(17,442)

Total consolidated assets	¥10,379,642	¥3,167	¥33,158	¥2,219,754	¥867,779	¥7,019,653	¥236,131

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,227,784	¥—	¥5,239,304	¥467,005	¥521,475
Investment funds	87,702	—	—	422	87,280
Special purpose entities created for structured financing	174,055	—	1,993	169,231	2,831
Repackaged instruments	29,181	—	—	29,000	181
Securitization of the MUFG Group’s assets	1,452,857	—	23,800	1,428,202	855
Trust arrangements	1,322,103	1,320,209	—	—	1,894
Others	84,527	—	48,368	36,025	134

Total consolidated liabilities before elimination	9,378,209	1,320,209	5,313,465	2,129,885	614,650
The amounts eliminated in consolidation	(4,196,910)	—	(2,988,582)	(1,163,047)	(45,281)
The amount of liabilities with recourse to the general credit of the MUFG Group	(3,910,836)	(1,320,209)	(2,280,662)	—	(309,965)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,270,463	¥—	¥44,221	¥966,838	¥259,404

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2014:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,113,902	¥37,423	¥116,714	¥1,730	¥771,194	¥5,180,255	¥6,586
Investment funds	2,924,001	167,149	20,396	2,470,184	8,985	—	257,287
Special purpose entities created for structured financing	248,191	1,266	3,099	—	—	213,763	30,063
Repackaged instruments	37,756	—	—	37,756	—	—	—
Securitization of the MUFG Group’s assets	1,393,216	—	—	—	—	1,358,733	34,483
Trust arrangements	1,557,019	—	5,203	121	137,638	1,392,240	21,817
Others	72,676	331	678	—	73	37,159	34,435

Total consolidated assets before elimination	12,346,761	206,169	146,090	2,509,791	917,890	8,182,150	384,671
The amounts eliminated in consolidation	(1,703,166)	(203,041)	(104,455)	(1,733)	(6)	(1,372,356)	(21,575)

Total consolidated assets	¥10,643,595	¥3,128	¥41,635	¥2,508,058	¥917,884	¥6,809,794	¥363,096

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,105,701	¥—	¥5,056,598	¥485,807	¥563,296
Investment funds	77,168	—	206	405	76,557
Special purpose entities created for structured financing	176,870	—	1,998	163,515	11,357
Repackaged instruments	37,615	—	—	37,000	615
Securitization of the MUFG Group’s assets	1,368,843	—	23,200	1,344,902	741
Trust arrangements	1,551,859	1,528,767	—	—	23,092
Others	72,415	—	36,431	35,605	379

Total consolidated liabilities before elimination	9,390,471	1,528,767	5,118,433	2,067,234	676,037
The amounts eliminated in consolidation	(3,904,217)	—	(2,693,276)	(1,178,242)	(32,699)
The amount of liabilities with recourse to the general credit of the MUFG Group	(4,283,858)	(1,528,767)	(2,386,624)	(464)	(368,003)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,202,396	¥—	¥38,533	¥888,528	¥275,335

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2014 and September 30, 2014:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2014:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥16,114,320	¥3,826,653	¥2,879,545	¥1,851	¥512,835	¥2,364,858	¥1	¥217	¥217
Investment funds	24,216,292	844,762	735,423	100,099	300,295	326,860	8,169	—	—
Special purpose entities created for structured financing	27,811,920	3,305,869	2,586,162	138,023	84,964	2,361,243	1,932	1,788	1,788
Repackaged instruments	9,106,418	2,132,268	2,034,180	202,209	1,536,859	295,112	—	—	—
Trust arrangements	26,795	23,680	22,940	—	—	22,940	—	5,471	5,471
Others	50,444,297	2,720,245	2,113,300	129,020	100,000	1,884,280	—	125	125

Total	¥127,720,042	¥12,853,477	¥10,371,550	¥571,202	¥2,534,953	¥7,255,293	¥10,102	¥7,601	¥7,601

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2014:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥18,002,191	¥4,059,678	¥3,009,232	¥2,092	¥517,418	¥2,489,722	¥—	¥231	¥231
Investment funds	17,276,995	1,217,596	1,116,918	170,794	487,736	445,917	12,471	—	—
Special purpose entities created for structured financing	33,835,436	3,917,771	2,901,266	205,584	78,182	2,615,775	1,725	—	—
Repackaged instruments	9,948,141	2,282,414	2,103,032	269,025	1,600,228	233,779	—	—	—
Trust arrangements	17,032	13,426	12,740	—	—	12,740	—	—	—
Others	54,794,628	3,180,694	2,327,512	124,719	114,622	2,088,171	—	50	50

Total	¥133,874,423	¥14,671,579	¥11,470,700	¥772,214	¥2,798,186	¥7,886,104	¥14,196	¥281	¥281

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

17.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the business segment information is based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices, except for Krungsri for which the business segment information is based on financial information prepared in accordance with Thai Financial Reporting Standards. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

The following is a brief explanation of the MUFG Group’s business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUB), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri—Covers businesses conducted mainly in Thailand by Krungsri. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. In addition, Krungsri’s consolidated subsidiaries include a major credit card issuer in Thailand as well as a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand.

Integrated Global Markets Business Group—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB, and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective October 1, 2013 and April 1, 2014, in order to further streamline and integrate managerial accounting methodologies on a group-wide basis, the MUFG Group made modifications to such methodologies, which mainly affected the Integrated Retail Banking Business Group and the Integrated Global Markets Business Group. These modifications had no impact on total operating profit for the six months ended September 30, 2013, but affected net revenue and operating expenses allocations among business segments.

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2013 and 2014, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Krungsri	Integrated Global Markets Business Group	Other	Total
				Other than MUAH	MUAH	Total
	(in billions)
Six months ended September 30, 2013:
Net revenue:	¥651.4	¥457.5	¥76.7	¥266.0	¥175.2	¥441.2	¥—	¥284.0	¥(8.6)	¥1,902.2
BTMU and MUTB:	288.9	397.8	32.4	209.1	—	209.1	—	203.8	(9.8)	1,122.2
Net interest income	204.1	191.2	—	109.6	—	109.6	—	82.1	44.1	631.1
Net fees	80.3	160.5	32.4	77.1	—	77.1	—	(10.6)	(26.9)	312.8
Other	4.5	46.1	—	22.4	—	22.4	—	132.3	(27.0)	178.3
Other than BTMU and MUTB(1)	362.5	59.7	44.3	56.9	175.2	232.1	—	80.2	1.2	780.0
Operating expenses	477.6	217.0	44.7	147.7	124.5	272.2	—	82.8	85.6	1,179.9

Operating profit (loss)	¥173.8	¥240.5	¥32.0	¥118.3	¥50.7	¥169.0	¥—	¥201.2	¥(94.2)	¥722.3

Six months ended September 30, 2014:
Net revenue:	¥636.7	¥462.6	¥81.7	¥303.6	¥184.9	¥488.5	¥98.9	¥319.9	¥0.1	¥2,088.4
BTMU and MUTB:	289.0	404.8	34.0	237.6	—	237.6	—	251.8	38.3	1,255.5
Net interest income	192.4	177.9	—	127.8	—	127.8	—	114.0	92.6	704.7
Net fees	89.9	177.4	34.0	87.0	—	87.0	—	(14.5)	(39.5)	334.3
Other	6.7	49.5	—	22.8	—	22.8	—	152.3	(14.8)	216.5
Other than BTMU and MUTB(1)	347.7	57.8	47.7	66.0	184.9	250.9	98.9	68.1	(38.2)	832.9
Operating expenses	478.6	220.5	49.0	168.7	123.4	292.1	51.6	92.3	117.3	1,301.4

Operating profit (loss)	¥158.1	¥242.1	¥32.7	¥134.9	¥61.5	¥196.4	¥47.3	¥227.6	¥(117.2)	¥787.0

Note:	(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2013 and 2014 above to income before income tax expense shown on the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2013	2014
	(in billions)
Operating profit	¥722	¥787
Credit for credit losses	60	68
Foreign exchange losses—net	(15)	(46)
Trading account profits (losses)—net	(354)	325
Equity investment securities gains —net	59	15
Debt investment securities losses—net	(4)	(39)
Equity in earnings of equity method investees—net	87	122
Other—net	(25)	42

Income before income tax expense	¥530	¥1,274

18.    FAIR VALUE

For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014. During the six months ended September 30, 2014, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2014 and September 30, 2014:

	March 31, 2014
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,102,994	¥8,075,408	¥658,917	¥28,837,319
Debt securities
Japanese national government and Japanese government agency bonds	5,688,374	235,944	—	5,924,318
Japanese prefectural and municipal bonds	—	89,017	—	89,017
Foreign governments and official institutions bonds	13,133,023	1,784,478	15,450	14,932,951
Corporate bonds	—	3,160,057	132,518	3,292,575
Residential mortgage-backed securities	—	1,483,547	11,601	1,495,148
Asset-backed securities	—	215,686	439,664	655,350
Other debt securities	—	20,285	32,565	52,850
Commercial paper	—	794,868	—	794,868
Equity securities(2)	1,281,597	291,526	27,119	1,600,242
Trading derivative assets	90,740	11,640,992	77,224	11,808,956
Interest rate contracts	22,677	8,565,213	28,202	8,616,092
Foreign exchange contracts	507	2,909,201	6,471	2,916,179
Equity contracts	50,425	65,827	32,434	148,686
Commodity contracts	17,131	43,826	10,102	71,059
Credit derivatives	—	56,925	15	56,940
Investment securities:
Available-for-sale securities	45,302,514	6,038,450	544,688	51,885,652
Debt securities
Japanese national government and Japanese government agency bonds	39,852,612	1,736,397	—	41,589,009
Japanese prefectural and municipal bonds	—	203,131	—	203,131
Foreign governments and official institutions bonds	794,822	324,952	151,647	1,271,421
Corporate bonds	—	1,485,280	75,849	1,561,129
Residential mortgage-backed securities	—	961,337	19,258	980,595
Commercial mortgage-backed securities	—	197,034	3,112	200,146
Asset-backed securities	—	948,168	109,876	1,058,044
Other debt securities	—	—	184,946	184,946
Marketable equity securities	4,655,080	182,151	—	4,837,231
Other investment securities	—	—	26,201	26,201
Others(3)(4)	489,356	28,169	5,598	523,123

Total	¥65,985,604	¥25,783,019	¥1,312,628	¥93,081,251

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥189,524	¥4,719	¥—	¥194,243
Trading derivative liabilities	108,059	11,611,316	68,360	11,787,735
Interest rate contracts	25,293	8,481,947	14,526	8,521,766
Foreign exchange contracts	3,997	2,981,272	13,509	2,998,778
Equity contracts	57,464	57,892	28,239	143,595
Commodity contracts	21,305	30,029	10,724	62,058
Credit derivatives	—	60,176	1,362	61,538
Obligation to return securities received as collateral	3,914,441	57,013	—	3,971,454
Others(5)	—	612,124	92,867	704,991

Total	¥4,212,024	¥12,285,172	¥161,227	¥16,658,423

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2014
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥16,800,920	¥8,044,867	¥835,730	¥25,681,517
Debt securities
Japanese national government and Japanese government agency bonds	3,609,059	220,873	—	3,829,932
Japanese prefectural and municipal bonds	—	94,972	—	94,972
Foreign governments and official institutions bonds	11,811,693	1,670,965	13,314	13,495,972
Corporate bonds	—	3,579,473	217,652	3,797,125
Residential mortgage-backed securities	—	1,164,561	39,418	1,203,979
Asset-backed securities	—	191,360	500,586	691,946
Other debt securities	—	7,560	33,772	41,332
Commercial paper	—	808,263	—	808,263
Equity securities(2)	1,380,168	306,840	30,988	1,717,996
Trading derivative assets	104,768	13,260,871	94,181	13,459,820
Interest rate contracts	30,377	9,012,931	35,121	9,078,429
Foreign exchange contracts	2,183	4,073,187	4,242	4,079,612
Equity contracts	59,453	78,034	36,208	173,695
Commodity contracts	12,755	38,819	18,383	69,957
Credit derivatives	—	57,900	227	58,127
Investment securities:
Available-for-sale securities	44,395,436	6,270,840	503,092	51,169,368
Debt securities
Japanese national government and Japanese government agency bonds	38,006,971	2,150,749	—	40,157,720
Japanese prefectural and municipal bonds	—	194,261	—	194,261
Foreign governments and official institutions bonds	1,031,042	406,364	151,730	1,589,136
Corporate bonds	—	1,322,401	65,542	1,387,943
Residential mortgage-backed securities	—	846,138	11,309	857,447
Commercial mortgage-backed securities	—	183,727	3,146	186,873
Asset-backed securities	—	945,195	101,938	1,047,133
Other debt securities	—	—	169,427	169,427
Marketable equity securities	5,357,423	222,005	—	5,579,428
Other investment securities	—	—	28,141	28,141
Others(3)(4)	418,511	20,920	6,600	446,031

Total	¥61,719,635	¥27,597,498	¥1,467,744	¥90,784,877

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥362,492	¥17,255	¥—	¥379,747
Trading derivative liabilities	133,993	13,597,889	79,587	13,811,469
Interest rate contracts	40,828	8,838,389	10,217	8,889,434
Foreign exchange contracts	796	4,590,883	19,953	4,611,632
Equity contracts	78,956	78,832	30,528	188,316
Commodity contracts	13,413	30,424	18,191	62,028
Credit derivatives	—	59,361	698	60,059
Obligation to return securities received as collateral	3,447,894	57,156	305	3,505,355
Others(5)	—	621,433	34,733	656,166

Total	¥3,944,379	¥14,293,733	¥114,625	¥18,352,737

Notes:	(1)	Includes securities measured under the fair value option.
	(2)	Includes investments valued at net asset value of ¥28,922 million and ¥33,747 million at March 31, 2014 and September 30, 2014, respectively. The unfunded commitments related to these investments at March 31, 2014 and September 30, 2014 were ¥11,373 million and ¥10,698 million, respectively. These investments were mainly hedge funds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2014 were ¥1,669 million, ¥1,232 million and ¥2,441 million, respectively, and those at September 30, 2014 were ¥1,584 million, ¥71 million and ¥3,230 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2014 were nil, ¥104 million and ¥1,871 million, respectively, and those at September 30, 2014 were nil, nil and ¥1,837 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2013 and 2014, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2013		2014
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥7,420	¥—	¥—	¥—
Equity securities	3,784	—	—	3,492
Investment securities:
Available-for-sale securities
Marketable equity securities	13,468	10,376	5,156	5,370

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2013 and 2014. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2013	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2013	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2013
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥631,113	¥23,534	(2)	¥—	¥195,598	¥—	¥(125,353)	¥(110,538)	¥6,274		¥(54,765)		¥565,863	¥18,296	(2)
Debt securities
Foreign governments and official institutions bonds	96,255	2,368		—	35,950	—	(33,389)	(17,951)	1,523		(49,539)		35,217	600
Corporate bonds	77,089	1,009		—	39,108	—	(40,284)	(5,343)	4,665	(6)	(4,591	)(6)	71,653	1,098
Residential mortgage-backed securities	9,881	351		—	8,100	—	(10,821)	(514)	—		—		6,997	206
Asset-backed securities	396,071	17,048		—	109,573	—	(39,209)	(86,681)	—		(635)		396,167	15,048
Other debt securities	29,526	1,337		—	—	—	—	—	—		—		30,863	1,337
Equity securities	22,291	1,421		—	2,867	—	(1,650)	(49)	86		—		24,966	7
Trading derivatives—net	(20,466)	13,829	(2)	(2,140)	1,936	(2,386)	—	(4,900)	3,616		(2,956)		(13,467)	10,918	(2)
Interest rate contracts—net	(2,250)	4,089		174	117	—	—	(4,357)	70		101		(2,056)	3,673
Foreign exchange contracts—net	(16,806)	6,338		(2,183)	413	(850)	—	(386)	3,577		(3,057)		(12,954)	8,114
Equity contracts—net	1,381	5,187		27	253	(253)	—	(647)	—		—		5,948	942
Commodity contracts—net	(804)	(353)		(16)	1,153	(1,283)	—	359	(31)		—		(975)	150
Credit derivatives—net	(1,987)	(1,432)		(142)	—	—	—	131	—		—		(3,430)	(1,961)
Investment securities:
Available-for-sale securities	472,127	2,570	(3)	31,003	118,034	—	(1,061)	(120,410)	2,842		(10,273)		494,832	(771	)(3)
Debt securities
Foreign governments and official institutions bonds	148,722	—		1,120	4,134	—	—	(5,133)	—		—		148,843	—
Corporate bonds	92,846	3,025		(60)	5,019	—	(1,022)	(11,466)	2,842	(6)	(10,273	)(6)	80,911	(777)
Residential mortgage-backed securities	21,492	—		29	3,000	—	—	(2,331)	—		—		22,190	—
Commercial mortgage-backed securities	39	—		—	—	—	(39)	—	—		—		—	—
Asset-backed securities	102,250	(463)		10,655	79,819	—	—	(97,985)	—		—		94,276	10
Other debt securities	106,714	—		19,259	26,062	—	—	(3,424)	—		—		148,611	—
Marketable equity securities	64	8		—	—	—	—	(71)	—		—		1	(4)
Other investment securities	24,795	1,149	(4)	10	1,398	—	(1,120)	(2)	—		(867)		25,363	928	(4)
Others	8,418	1,170	(4)	—	157	—	(1,069)	—	—		—		8,676	1,170	(4)

Total	¥1,115,987	¥42,252		¥28,873	¥317,123	¥(2,386)	¥(128,603)	¥(235,850)	¥12,732		¥(68,861)		¥1,081,267	¥30,541

Liabilities
Others	¥121,932	¥(13,395	)(4)	¥(11,927)	¥—	¥221	¥—	¥(18,809)	¥—		¥(84)		¥128,582	¥(12,426	)(4)

Total	¥121,932	¥(13,395)		¥(11,927)	¥—	¥221	¥—	¥(18,809)	¥—		¥(84)		¥128,582	¥(12,426)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2014	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2014	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2014
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥658,917	¥52,322	(2)	¥—	¥469,733	¥—	¥(292,501)	¥(64,398)	¥22,869		¥(11,212)		¥835,730	¥47,981	(2)
Debt securities
Foreign governments and official institutions bonds	15,450	2,784		—	43,693	—	(39,373)	(8,204)	—		(1,036)		13,314	1,722
Corporate bonds	132,518	12,398		—	62,837	—	(1,468)	(1,326)	22,869	(6)	(10,176	)(6)	217,652	12,357
Residential mortgage-backed securities	11,601	4,027		—	192,004	—	(164,359)	(3,855)	—		—		39,418	2,377
Asset-backed securities	439,664	30,878		—	164,972	—	(83,915)	(51,013)	—		—		500,586	30,318
Other debt securities	32,565	1,207		—	—	—	—	—	—		—		33,772	1,207
Equity securities	27,119	1,028		—	6,227	—	(3,386)	—	—		—		30,988	—
Trading derivatives—net	8,864	10,091	(2)	7	2,213	(2,535)	—	(80)	1,264		(5,230)		14,594	11,795	(2)
Interest rate contracts—net	13,676	11,984		(70)	—	—	—	1,808	770		(3,264)		24,904	13,927
Foreign exchange contracts—net	(7,038)	(6,400)		14	1,018	(828)	—	(1,007)	494		(1,964)		(15,711)	(5,547)
Equity contracts—net	4,195	2,468		21	327	(327)	—	(1,004)	—		—		5,680	2,366
Commodity contracts—net	(622)	1,156		25	868	(1,380)	—	147	—		(2)		192	1,029
Credit derivatives—net	(1,347)	883		17	—	—	—	(24)	—		—		(471)	20
Investment securities:
Available-for-sale securities	544,688	(40	)(3)	(10,598)	113,193	—	(12,639)	(129,859)	1,007		(2,660)		503,092	(485	)(3)
Debt securities
Foreign governments and official institutions bonds	151,647	—		(327)	800	—	—	(390)	—		—		151,730	—
Corporate bonds	75,849	1,035		(86)	16	—	(5,664)	(3,955)	1,007	(6)	(2,660	)(6)	65,542	(485)
Residential mortgage-backed securities	19,258	(1)		179	—	—	(6,975)	(1,152)	—		—		11,309	—
Commercial mortgage-backed securities	3,112	—		70	—	—	—	(36)	—		—		3,146	—
Asset-backed securities	109,876	(1,074)		(4,258)	99,080	—	—	(101,686)	—		—		101,938	—
Other debt securities	184,946	—		(6,176)	13,297	—	—	(22,640)	—		—		169,427	—
Other investment securities	26,201	2,600	(4)	—	754	—	(1,414)	—	—		—		28,141	2,041	(4)
Others	5,598	993	(4)	—	382	—	(373)	—	—		—		6,600	906	(4)

Total	¥1,244,268	¥65,966		¥(10,591)	¥586,275	¥(2,535)	¥(306,927)	¥(194,337)	¥25,140		¥(19,102)		¥1,388,157	¥62,238

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥305	¥—	¥—	¥—	¥—		¥—		¥305	¥—
Others	92,867	(23,535	)(4)	691	—	51	—	(7,187)	8,799		(82,641)		34,733	(26,843	)(4)

Total	¥92,867	¥(23,535)		¥691	¥305	¥51	¥—	¥(7,187)	¥8,799		¥(82,641)		¥35,038	¥(26,843)

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfers out of and transfers into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥6,876	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~48.3%	37.3%
			Correlation between interest rates	42.1%~59.8%	58.1%
	23,983	Return on equity method	Probability of default	0.3%~1.9%	0.9%
			Recovery rate	60.0%~80.0%	73.0%
			Market-required return on capital	8.0%~10.0%	9.4%
Corporate bonds	126,101	Discounted cash flow	Probability of default	0.1%~14.0%	0.9%
			Recovery rate	14.0%~68.4%	40.7%
	269	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.6%~44.6%	36.9%
			Correlation between interest rates	52.2%~59.8%	59.5%
	9,064	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	90,420	Discounted cash flow	Probability of default	4.6%~5.1%	5.0%
			Recovery rate	65.0%~76.0%	68.0%
	430,386	Internal model	Asset correlations	11.0%~14.0%	13.7%
			Discount factor	1.5%~5.8%	1.9%
			Prepayment rate	4.5%~44.8%	40.9%
			Probability of default	0.0%~88.8%	— (3)
			Recovery rate	54.5%~79.2%	77.7%
Other debt securities	32,565	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	182,613	Return on equity method	Probability of default	0.0%~25.0%	0.7%
			Recovery rate	25.0%~90.0%	66.9%
			Market-required return on capital	8.0%~10.0%	9.7%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	12,366	Option model	Probability of default	0.0%~14.0%
			Correlation between interest rates	22.8%~99.4%
			Correlation between interest rate and foreign exchange rate	31.2%~48.3%
			Recovery rate	40.0%~47.0%
			Volatility	27.1%~39.5%
Foreign exchange contracts—net	(7,038)	Option model	Probability of default	0.1%~14.0%
			Correlation between interest rates	38.8%~78.7%
			Correlation between interest rate and foreign exchange rate	31.2%~58.7%
			Correlation between underlying assets	49.9%~85.0%
			Recovery rate	40.0%~47.0%
Equity contracts—net	4,548	Option model	Correlation between interest rate and equity	24.9%~49.0%
Credit derivative contracts—net	(1,347)	Option model	Recovery rate	37.0%~37.0%
			Correlation between underlying assets	11.4%~87.3%

September 30, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥10,148	Monte Carlo method	Correlation between interest rate and foreign exchange rate	28.8%~43.3%	38.3%
			Correlation between interest rates	41.1%~57.0%	56.0%
	24,562	Return on equity method	Probability of default	0.3%~1.9%	0.9%
			Recovery rate	60.0%~80.0%	72.8%
			Market-required return on capital	8.0%~10.0%	9.8%
Corporate bonds	192,455	Discounted cash flow	Probability of default	0.1%~13.4%	0.4%
			Recovery rate	17.0%~74.0%	41.3%
	177	Monte Carlo method	Correlation between interest rate and foreign exchange rate	28.8%~42.5%	38.1%
			Correlation between interest rates	49.2%~57.0%	55.6%
	8,012	Internal model	Liquidity premium	1.5%~2.5%	2.4%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	86,085	Discounted cash flow	Probability of default	4.6%~5.1%	5.0%
			Recovery rate	65.0%~76.0%	67.7%
	475,637	Internal model	Asset correlations	11.0%~14.0%	13.7%
			Discount factor	1.4%~5.4%	1.8%
			Prepayment rate	5.1%~29.1%	27.1%
			Probability of default	0.0%~82.0%	— (3)
			Recovery rate	60.6%~72.4%	70.8%
Other debt securities	33,773	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	167,691	Return on equity method	Probability of default	0.0%~8.0%	0.5%
			Recovery rate	40.0%~90.0%	68.1%
			Market-required return on capital	8.0%~10.0%	10.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

September 30, 2014	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	23,355	Option model	Probability of default	0.2%~13.4%
			Correlation between interest rates	0.0%~96.2%
			Correlation between interest rate and foreign exchange rate	28.8%~43.6%
			Recovery rate	41.0%~47.0%
			Volatility	27.4%~36.4%
Foreign exchange contracts—net	(15,711)	Option model	Probability of default	0.0%~13.4%
			Correlation between interest rates	40.1%~80.8%
			Correlation between interest rate and foreign exchange rate	31.3%~57.8%
			Correlation between underlying assets	50.0%~80.5%
			Recovery rate	41.0%~47.0%
Equity contracts—net	6,082	Option model	Correlation between interest rate and equity	29.5%~68.9%
Credit derivative contracts—net	(471)	Option model	Recovery rate	37.2%~37.2%
			Correlation between underlying assets	12.5%~85.9%

Notes:	(1)	The fair value as of March 31, 2014 and September 30, 2014 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014.

Sensitivity to and range of unobservable inputs

For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information on the MUFG Group’s valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014 for further information on assets and liabilities measured at fair value on a nonrecurring basis.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2014 and September 30, 2014:

	March 31, 2014				September 30, 2014
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥5,469	¥5,469	¥—	¥—	¥3,911	¥3,911
Loans	11,510	15,834	303,757	331,101	5,983	11,343	290,481	307,807
Loans held for sale	—	549	6,890	7,439	—	2,246	26,005	28,251
Collateral dependent loans	11,510	15,285	296,867	323,662	5,983	9,097	264,476	279,556
Premises and equipment	—	—	6,264	6,264	—	—	2,110	2,110
Intangible assets	—	—	228	228	—	—	173	173
Other assets	15,138	60,833	10,161	86,132	—	—	27,790	27,790
Investments in equity method investees(1)	15,138	60,833	7,902	83,873	—	—	299	299
Other	—	—	2,259	2,259	—	—	27,491	27,491

Total	¥26,648	¥76,667	¥325,879	¥429,194	¥5,983	¥11,343	¥324,465	¥341,791

Note:	(1)	Includes investments valued at net asset value of ¥3,483 million and ¥2,606 million at March 31, 2014 and September 30, 2014, respectively. The unfunded commitments related to these investments are ¥864 million and ¥1,163 million at March 31, 2014 and September 30, 2014, respectively. These investments are private equity funds.

The following table presents losses recorded as a result of nonrecurring changes in fair value for the six months ended September 30, 2013 and 2014:

	Losses for the six months ended September 30,
	2013	2014
	(in millions)
Investment securities	¥2,625	¥1,714
Loans	28,141	24,557
Loans held for sale	70	6
Collateral dependent loans	28,071	24,551
Premises and equipment	1,032	902
Intangible assets	133	108
Other assets	2,988	5,099
Investments in equity method investees	2,377	43
Other	611	5,056

Total	¥34,919	¥32,380

Fair Value Option

For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the gains or losses recorded for the six months ended September 30, 2013 and 2014 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2013			2014
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(249,080)	¥781,965	¥532,885	¥276,935	¥511,667	¥788,602
Other assets	(235)	—	(235)	10	—	10

Total	¥(249,315)	¥781,965	¥532,650	¥276,945	¥511,667	¥788,612

Financial liabilities:
Other short-term borrowings(1)	¥706	¥—	¥706	¥450	¥—	¥450
Long-term debt(1)	23,032	—	23,032	5,559	—	5,559

Total	¥23,738	¥—	¥23,738	¥6,009	¥—	¥6,009

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2014 and September 30, 2014 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2014			September 30, 2014
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥2,000	¥2,000	¥—	¥1,500	¥1,494	¥(6)

Total	¥2,000	¥2,000	¥—	¥1,500	¥1,494	¥(6)

Financial liabilities:
Long-term debt	¥728,385	¥687,927	¥(40,458)	¥653,455	¥603,951	¥(49,504)

Total	¥728,385	¥687,927	¥(40,458)	¥653,455	¥603,951	¥(49,504)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on the accompanying condensed consolidated balance sheets as of March 31, 2014 and September 30, 2014:

	March 31, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,689	¥3,689	¥3,689	¥—	¥—
Interest-earning deposits in other banks	20,501	20,501	—	20,501	—
Call loans and funds sold	919	919	—	919	—
Receivables under resale agreements	7,300	7,300	—	7,300	—
Receivables under securities borrowing transactions	4,210	4,210	—	4,210	—
Investment securities(1)(2)	2,870	2,908	220	701	1,987
Loans, net of allowance for credit losses(3)	109,182	110,577	11	307	110,259
Other financial assets(4)	5,832	5,832	—	5,832	—
Financial liabilities:
Deposits
Non-interest-bearing	¥21,123	¥21,123	¥—	¥21,123	¥—
Interest-bearing	141,406	141,447	—	141,447	—
Total deposits	162,529	162,570	—	162,570	—
Call money and funds purchased	3,417	3,417	—	3,417	—
Payables under repurchase agreements	21,268	21,268	—	21,268	—
Payables under securities lending transactions	5,521	5,521	—	5,521	—
Due to trust account	750	750	—	750	—
Other short-term borrowings	11,077	11,077	—	11,077	—
Long-term debt	13,823	14,118	—	14,118	—
Other financial liabilities	5,123	5,123	—	5,123	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,413	¥3,413	¥3,413	¥—	¥—
Interest-earning deposits in other banks	28,535	28,535	—	28,535	—
Call loans and funds sold	698	698	—	698	—
Receivables under resale agreements	6,220	6,220	—	6,220	—
Receivables under securities borrowing transactions	4,335	4,335	—	4,335	—
Investment securities(1)(2)	3,632	3,693	824	855	2,014
Loans, net of allowance for credit losses(3)	110,253	111,554	6	280	111,268
Other financial assets(4)	6,197	6,197	—	6,197	—
Financial liabilities:
Deposits
Non-interest-bearing	¥21,009	¥21,009	¥—	¥21,009	¥—
Interest-bearing	142,631	142,675	—	142,675	—
Total deposits	163,640	163,684	—	163,684	—
Call money and funds purchased	4,129	4,129	—	4,129	—
Payables under repurchase agreements	17,974	17,974	—	17,974	—
Payables under securities lending transactions	7,054	7,054	—	7,054	—
Due to trust account	1,129	1,129	—	1,129	—
Other short-term borrowings	10,693	10,693	—	10,693	—
Long-term debt	17,346	17,633	—	17,633	—
Other financial liabilities	5,732	5,732	—	5,732	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes cost-method investments of ¥549 billion and ¥544 billion at March 31, 2014 and September 30, 2014, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
	(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(4)	Excludes investments in equity method investees of ¥1,620 billion and ¥1,801 billion at March 31, 2014 and September 30, 2014, respectively.

For additional information regarding the financial instruments within the scope of this disclosure, and the methods and significant assumptions used by the MUFG Group to estimate their fair values of financial instruments that are not recorded at fair value on the accompanying condensed consolidated balance sheets, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2014.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2014 and September 30, 2014 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2014 and September 30, 2014. These amounts have not been comprehensively reevaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

19.    SUBSEQUENT EVENTS

Approval of Dividends

On November 14, 2014, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥9 per share of Common stock, totaling ¥127,515 million, that were payable on December 5, 2014 to the shareholders of record on September 30, 2014.

Repurchase of own shares

From November 17, 2014 to December 18, 2014, MUFG repurchased 148,595,500 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2014. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 180,000,000 shares, which represents the equivalent of 1.27% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On November 27, 2014, MUFG decided to redeem in total ¥130 billion of Series C non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 9 Limited, a special purpose company established in the Cayman Islands, and plans to redeem on January 26, 2015. These securities were previously accounted for as part of MUFG’s Tier 1 capital at September 30, 2014 under the capital adequacy requirements set by the Bank for International Settlements.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2013			2014
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥13,705,018	¥20,386	0.30%	¥25,668,097	¥29,934	0.23%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	10,489,964	31,511	0.60	11,958,394	34,834	0.58
Trading account assets	26,834,699	187,493	1.39	27,136,178	206,135	1.52
Investment securities	55,339,447	179,037	0.65	51,533,998	188,482	0.73
Loans	100,484,383	817,510	1.62	110,282,213	973,824	1.76

Total interest-earning assets	206,853,511	1,235,937	1.19	226,578,880	1,433,209	1.26

Non-interest-earning assets:
Cash and due from banks	3,599,723			3,391,272
Other non-interest-earning assets	33,392,604			35,119,945
Allowance for credit losses	(1,332,298)			(1,093,179)

Total non-interest-earning assets	35,660,029			37,418,038

Total assets	¥242,513,540			¥263,996,918

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥131,075,442	¥107,618	0.16%	¥140,246,672	¥151,105	0.21%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	26,097,990	21,946	0.17	30,698,151	27,284	0.18
Due to trust account, other short-term borrowings, and trading account liabilities	14,829,478	27,787	0.37	15,320,825	31,569	0.41
Long-term debt	12,299,121	112,164	1.82	15,313,522	121,866	1.59

Total interest-bearing liabilities	184,302,031	269,515	0.29	201,579,170	331,824	0.33

Non-interest-bearing liabilities	47,380,720			49,953,394

Total equity	10,830,789			12,464,354

Total liabilities and equity	¥242,513,540			¥263,996,918

Net interest income and interest rate spread		¥966,422	0.90%		¥1,101,385	0.93%

Net interest income as a percentage of total interest-earning assets			0.93%			0.97%